9/10.

09046947

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Southern Petrochemical Industries Corp Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 03581 FISCAL YEAR 3-31-09

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: dw

DATE : 9/11/09

082-03581

SPIC

Nourishing growth

Southern Petrochemical Industries Corporation Limited

AR/S
3-31-09









38th Annual Report 2009

BOOK POST
under certificate of posting

SPIC ANNUAL REPORT 2009

SPIC
Nourishing growth

if not delivered, return to : SPIC House, 88, Mount Road, Guindy, Chennai 600032, India
www.spic.in

Southern Petrochemical Industries Corporation Limited

Board of Directors

Dr A C Muthiah	Chairman
Ashwin C Muthiah	Vice Chairman
S J Chiru, IAS	Director
K Nanda Kishore, IAS	Director
B Viswabarathy	Director
B Elangovan	Director
M Jayasankar	Director
Jawahar Vadivelu	Director
B Narendran	Director
Sudhir S Rangnekar	Director
Saurav Ghosh	Director
K Natarajan	Director

Secretary

N Ramakrishnan

Auditors

Fraser & Ross
Chartered Accountants, Chennai

Bankers

Canara Bank	Dena Bank	Tamilnad Mercantile Bank Limited
Central Bank of India	State Bank of Patiala	The Bank of Rajasthan Limited

Registered Office

73 Armenian Street, Chennai 600 001

Principal Office

SPIC House, 88 Mount Road
Guindy, Chennai 600 032

Voice: +91.44.22350245

Fax: +91.44.22352163

Email: spiccorp@spic.co.in

Corporate website: www.spic.in

CONTENTS

SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED

Registered Office: 73 Armenian Street, Chennai - 600 001.
Principal Office: SPIC House, 88 Mount Road, Guindy, Chennai - 600 032.

NOTICE

NOTICE is hereby given that the **THIRTY-EIGHTH ANNUAL GENERAL MEETING** of the Members of Southern Petrochemical Industries Corporation Limited will be held on Tuesday, 15 September 2009 at 2.45 P.M. at Rajah Annamalai Hall, Chennai – 600 108, to transact the following business:

ORDINARY BUSINESS

1. To receive, consider and adopt the audited Balance Sheet of the Company as at 31 March 2009 and the Profit and Loss Account for the year ended on that date and the Reports of the Directors and Auditors thereon.
2. To elect a Director in place of Thiru Ashwin C Muthiah, who retires by rotation and, being eligible, offers himself for re-election.
3. To appoint Auditors and fix their remuneration. Fraser & Ross, the retiring Auditors are eligible for re-appointment.

SPECIAL BUSINESS

4. To consider and if thought fit, to pass, with or without modification, the following resolution as an ORDINARY RESOLUTION:

   "RESOLVED THAT Thiru B Narendran, whose period of office shall be liable to determination by retirement of Directors by rotation, be and is hereby appointed a Director of the Company."

5. To consider and if thought fit, to pass, with or without modification, the following resolution as an ORDINARY RESOLUTION:

   "RESOLVED THAT Thiru Sudhir S Rangnekar, whose period of office shall be liable to determination by retirement of Directors by rotation, be and is hereby appointed a Director of the Company."

6. To consider and if thought fit, to pass, with or without modification, the following resolution as an ORDINARY RESOLUTION:

   "RESOLVED THAT Thiru K Nanda Kishore, IAS, whose period of office shall be liable to determination by retirement of Directors by rotation, be and is hereby appointed a Director of the Company."

7. To consider and if thought fit, to pass, with or without modification, the following resolution as an ORDINARY RESOLUTION:

   "RESOLVED THAT Thiru B Viswabarathy, whose period of office shall be liable to determination by retirement of Directors by rotation, be and is hereby appointed a Director of the Company."

8. To consider and if thought fit, to pass, with or without modification, the following resolution as an ORDINARY RESOLUTION:

   "RESOLVED THAT Thiru B Elangovan, whose period of office shall be liable to determination by retirement of Directors by rotation, be and is hereby appointed a Director of the Company."

9. To consider and if thought fit, to pass, with or without modification, the following resolution as a SPECIAL RESOLUTION:

   "RESOLVED THAT subject to the approval of the Central Government, Financial Institutions and other approvals, as may be necessary, sanction of the Company be and is hereby accorded in terms of Sections 198, 269, 309, 311 and other applicable provisions, if any, read with Schedule XIII of the Companies Act, 1956, for the re-appointment of Dr A C Muthiah as Chairman (Managing Director) of the Company and for payment of remuneration/ minimum remuneration by way of Salary, Special Allowance and other Perquisites to him as described below:

I) Period:

From 1 October 2009 to 30 September 2012.

II) Remuneration:

1. Salary:

   Rs.1,50,000/- per month.
2. Special Allowance: Rs.1,25,000/- per month.
3. Perquisites:

   Perquisites in addition to both Salary and Special Allowance, not exceeding Rs.1,25,000/- per month.

   Perquisites are presently classified as follows:

   i) Housing/House Rent Allowance:

   The expenditure incurred by the Company will be subject to a ceiling of 60 per cent of the Salary.

   ii) Gas, Electricity, Water and Furnishing:

   The expenditure incurred by the Company on gas, electricity, water and furnishing shall be valued as per the Income-tax Rules, 1962.

   iii) Medical Reimbursement:

   Expenses incurred for the Appointee and his family.

   iv) Leave and Leave Travel Allowance:

   Leave as per the rules of the Company including encashment of leave. Leave Travel Allowance once a year incurred in accordance with the rules of the Company.

   v) Club Fees:

   Fees of Clubs subject to a maximum of two Clubs.

   vi) Insurance:

   Insurance coverage to the Appointee in accordance with the rules of the Company.

   For the purpose of calculating the above ceiling, Perquisites will be evaluated as per Income-tax Rules, wherever applicable. In the absence of any such rule, Perquisites shall be evaluated at actuals.

   The Board of Directors will have the liberty to re-fix individual ceilings under each of the above heads so as not to exceed the limit of annual Salary or to allow any other perquisite as may be permitted by the Government of India.

Other payments and provisions which shall not be included in the computation of the ceiling on remuneration:

i) Contribution towards Provident Fund and Superannuation Fund:

Contribution towards Provident Fund will be subject to a ceiling of 12.5 per cent of the Salary. Contribution to pension/superannuation/annuity fund together with contribution to Provident Fund shall not exceed 27.5 per cent of the Salary. Contributions to Provident Fund and pension/ superannuation/annuity fund to the extent of limit prescribed under the Income-tax Act/Rules/ Notifications issued thereunder from time to time will not be included in the computation of the ceiling on Perquisites to the extent these either singly or put together are not taxable under the Income-tax Act/Rules/Notifications.

ii) Gratuity: Gratuity payable shall not exceed one half month's Salary for each completed year of service.

iii) Leave encashment: Encashment of leave at the end of the tenure, as per the rules of the Company.

iv) Car: Provision of Company's car for business and personal use.

v) Telephone: Provision of telephone at residence.

4. Reimbursement of expenses:

i) Entertainment Expenses:

Reimbursement of entertainment expenses actually and properly incurred for the business of the Company.

ii) Travelling Expenses:

Reimbursement of travelling expenses actually and properly incurred for the business of the Company.

5. Minimum Remuneration:

The remuneration aforesaid shall be the minimum remuneration payable to Dr A C Muthiah."

(By Order of the Board)

For SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LTD.

Place: Chennai
Date : 12 August 2009

N RAMAKRISHNAN
Secretary

NOTES:

1. **A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND ON A POLL, TO VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY. THE INSTRUMENT APPOINTING THE PROXY TO BE VALID SHALL BE DEPOSITED AT THE REGISTERED/PRINCIPAL OFFICE OF THE COMPANY NOT LATER THAN FORTY-EIGHT HOURS BEFORE THE TIME FIXED FOR HOLDING THE MEETING.**

2. Explanatory Statement of material facts pursuant to Article 76 of the Articles of Association read with Section 173(2) of the Companies Act, 1956, for Item nos. 4 to 9 of the Notice is annexed hereto.

3. The Register of Members and the Share Transfer Register of the Company will remain closed from Tuesday, 1 September 2009 to Tuesday, 15 September 2009 (both days inclusive).

4. Members/Proxies should bring the Attendance Slip duly filled in for attending the Meeting. For shares held in dematerialized form, the Depository Participant (DP) ID and Client ID numbers should be indicated in the Attendance Slip.

5. For shares held in physical form, any change in address/ other details may be intimated immediately to the **Registrar and Transfer Agents viz, Cameo Corporate Services Limited, "Subramanian Building", 1 Club House Road, Chennai - 600 002** (RTAs) by quoting the Folio Number(s).

   For shares held in demat form, change in address/other details may be intimated directly to the Member's DP.

6. As per the requirements of Section 205A of the Companies Act, 1956, the Company has transferred unclaimed dividends up to 1993-94 to the General Revenue Account of the Central Government and in respect of 1994-95 to 2000-01, to the Investor Education and Protection Fund constituted by the Central Government.

7. The Company's Equity Shares are listed at the National Stock Exchange. Annual listing fee has been paid to the said Exchange in time.

8. MEMBERS HOLDING SHARES IN PHYSICAL FORM ARE ENCOURAGED TO NOMINATE A PERSON TO WHOM THEIR SHAREHOLDING IN THE COMPANY SHALL VEST IN THE EVENT OF DEMISE. Nomination forms will be sent to the Members, on request, by the RTAs.

9. As per latest SEBI directive, it shall be mandatory for the transferees to furnish self-attested copy of the PAN (Permanent Account Number) card to the Company/RTAs for registration of transfer of shares in the physical form.

Inspection of documents

All material documents relating to the aforesaid items of business of the Notice are available for inspection by the Members at the Principal Office of the Company on any working day between 11.00 A.M. and 1.00 P.M. prior to the date of the Meeting.

Annexure to Notice

Details of the Directors seeking re-election/appointment at the 38th Annual General Meeting vide Item Nos. 2, 4 to 8 of the Notice dated 12 August 2009

[Pursuant to Clause 49(IV)(G) of the Listing Agreement]

The resume in brief and other details of the Directors, whose re-election/appointment is for the consideration of the Members at the ensuing 38th Annual General Meeting, are furnished hereunder:

Thiru Ashwin C Muthiah

Thiru Ashwin C Muthiah, 43, is the Vice Chairman of the Company. He was appointed a Director of the Company on 18 December 1994. He holds a Masters' degree in business administration.

Thiru Ashwin Muthiah is the Chairman of Sical Logistics Ltd, Manali Petrochemical Ltd, Sical Distriparks Ltd, Sical Infra Assets Limited and SDB Certis CISCO India Ltd. He is also the Vice Chairman of PSA Sical Terminals Ltd, and Technip India Ltd. He is a Director of Tamilnadu Petroproducts Ltd, SPEL Semiconductor Ltd, Mitsuba Sical India Ltd, and Tuticorin Alkali Chemicals and Fertilisers Ltd.

Thiru Ashwin Muthiah is a Director of Indo-Jordan Chemicals Company Ltd, Jordan, ACM Educational Foundation, ACM Medical Foundation and MAC Spin Foundation (incorporated under Section 25 of the Companies Act, 1956) and Totalcomm Infra Services Private Ltd.

Thiru Ashwin Muthiah holds positions in various Board-Committees; as the Chairman of the Management Committee of the Company and as a Member of the Remuneration Committee and the Finance Committee of the Company; Chairman of the Investment & Capex Committee and the Operations Oversight Committee and as a Member of the Audit Committee of Sical Logistics Ltd; and the Share Transfer and Shareholders'/ Investors' Grievance Committee of Tamilnadu Petroproducts Ltd.

Thiru Ashwin Muthiah holds 45 equity shares of the Company.

Thiru B Narendran

Thiru B Narendran, 63, a chemical engineer and a Master's graduate in transportation, has been a consultant to Shell Inc, Detroit, Rite-Aid Pharmacy, Houston and State Highways Administration, Baltimore, USA. Thiru Narendran is also the Principal Secretary, Consulate General, Republic of Philippines in Chennai. He was appointed Director on 19 January 2009.

Thiru Narendran is a Director on the Boards of various companies – Sicagen India Ltd, SDB Cisco (India) Ltd and Vibrant Industries Ltd. He is also a Director of SIDD Life Sciences Pvt Ltd.

Thiru Narendran also holds positions in Board-Committees; as the Chairman of the Audit Committee, Shareholders'/Investors' Grievance Committee and Share & Debenture Committee, Remuneration Committee and Capital Issues & Allotment Committee of Sicagen India Ltd and as a Member of the Audit Committee, Management Committee, Shareholders'/Investors' Grievance Committee and Remuneration Committee of the Company.

Thiru Narendran does not hold any equity shares of the Company.

Thiru Sudhir S Rangnekar

Thiru Sudhir S Rangnekar, 61, is a graduate in chemical engineering [B.Tech] from IIT-Mumbai and an MBA from IIM-Ahmedabad. He served Shipping Corporation of India for over three decades, and was a member of its Board for ten years. He has also held the positions of Managing Director, IranoHind Shipping Company, Tehran, Iran and Managing Director & Group CEO of Sical Logistics Limited. He is actively involved in various Industry and Trade Associations. He was appointed Director on 6 May 2009.

He is a Member of the Audit Committee, Management Committee and Remuneration Committee of the Board of Directors of the Company.

Thiru Rangnekar does not hold any shares of the Company.

Thiru K Nanda Kishore, IAS

Thiru K Nanda Kishore, IAS, 59, is the Agricultural Production Commissioner and Secretary, Agriculture Department, Government of Tamilnadu. He is one of the nominees of Tamilnadu Industrial Development Corporation Ltd, on the Board of Directors of the Company. He was appointed Director on 4 June 2009. He is also a Member of the Shareholders'/ Investors' Grievance Committee of the Board of Directors.

Thiru Nanda Kishore is also a Director of Tamil Nadu Civil Supplies Corporation Ltd.

Thiru Nanda Kishore does not hold any shares of the Company.

Thiru B Viswabarathy

Thiru B Viswabarathy, 56, an Associate Member of the Institute of Chartered Accountants of India, is the Senior General Manager (Finance) of Tamilnadu Industrial Development Corporation Ltd (TIDCO). He is one of the nominees of TIDCO on the Board of Directors of the Company. He was appointed Director on 4 June 2009.

Thiru Viswabarathy is a Director on the Boards of various companies – Manali Petrochemical Ltd, DCM Hyundai Ltd and Tamilnadu Telecommunications Ltd.

Thiru Viswabarathy does not hold any shares of the Company.

Thiru B Elangovan

Thiru B Elangovan, 45, General Manager, Tamilnadu Industrial Corporation Ltd (TIDCO), is one of the nominees of TIDCO on the Board of Directors of the Company. He was appointed Director on 28 July 2009.

Thiru Elangovan is a Director on the Boards of various companies – Arkonam Castings & Forgings Ltd, Sakthi Sugars Ltd, Malladi Specialities Ltd, Tamilnadu Telecommunications Ltd, Narmathaa Textiles Ltd and Asian Bearing Ltd.

Thiru Elangovan does not hold any shares of the Company.

EXPLANATORY STATEMENT

PURSUANT TO SECTION 173(2) OF THE COMPANIES ACT, 1956, READ WITH ARTICLE 76 OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

The following Explanatory Statement sets out the material facts referred to in Item nos.4 to 9 of the Notice convening the 38th Annual General Meeting:

Item No. 4

Thiru B Narendran was appointed an Additional Director of the Company by the Board of Directors on 19 January 2009.

As per the provisions of Section 260 of the Companies Act, 1956, read with Article 106 of the Articles of Association of the Company, Thiru Narendran will hold office up to the date of this Annual General Meeting. Notice proposing his candidature for appointment as Director under Section 257 of the Companies Act, 1956, together with the requisite deposit has been received from a Member.

The Board commends the election of Thiru B Narendran as Director of the Company for the approval of Members.

Memorandum of Interest

Except Thiru B Narendran. none of the Directors of the Company is interested in this resolution.

Item No. 5

Thiru Sudhir S Rangnekar was appointed an Additional Director of the Company by the Board of Directors at the Meeting held on 6 May 2009.

As per the provisions of Section 260 of the Companies Act, 1956, read with Article 106 of the Articles of Association of the Company, Thiru Sudhir S Rangnekar will hold office up to the date of this Annual General Meeting. Notice proposing his candidature for appointment as Director under Section 257 of the Companies Act, 1956, together with the requisite deposit has been received from a Member.

The Board commends the election of Thiru Sudhir S Rangnekar as Director of the Company for the approval of Members.

Memorandum of Interest

Except Thiru Sudhir S Rangnekar, none of the Directors of the Company is interested in this resolution.

Item No. 6

Thiru K Nanda Kishore, IAS, was appointed an Additional Director of the Company by the Board of Directors at the Meeting held on 4 June 2009.

As per the provisions of Section 260 of the Companies Act, 1956, read with Article 106 of the Articles of Association of the Company, Thiru Nanda Kishore will hold office up to the date of this Annual General Meeting. Notice proposing his candidature for appointment as Director under Section 257 of the Companies Act, 1956, together with the requisite deposit has been received from Tamilnadu Industrial Development Corporation Ltd (TIDCO) viz, a Member.

The Board commends the election of Thiru K Nanda Kishore, IAS, as Director of the Company for the approval of Members.

Memorandum of Interest

Thiru K Nanda Kishore, IAS, is interested in this resolution as it concerns his appointment. Thiruvalargal S J Chiru, IAS, B Viswabarathy and B Elangovan, being nominees of TIDCO, may be deemed to be interested in this resolution.

Item No.7

Thiru B Viswabarathy was appointed an Additional Director of the Company by the Board of Directors at the Meeting held on 4 June 2009.

As per the provisions of Section 260 of the Companies Act, 1956, read with Article 106 of the Articles of Association of the Company, Thiru B Viswabarathy will hold office up to the date of this Annual General Meeting. Notice proposing his candidature for appointment as Director under Section 257 of the Companies Act, 1956, together with the requisite deposit, has been received from Tamilnadu Industrial Development Corporation Ltd (TIDCO) viz, a Member.

The Board commends the election of Thiru B Viswabarathy as Director of the Company for the approval of Members.

Memorandum of Interest

Thiru B Viswabarathy is interested in this resolution as it concerns his appointment. Thiruvalargal S J Chiru, IAS, K Nanda Kishore, IAS and B Elangovan, being nominees of TIDCO, may be deemed to be interested in this resolution.

Item No. 8

Thiru B Elangovan was appointed an Additional Director of the Company by the Board of Directors at the Meeting held on 28 July 2009.

As per the provisions of Section 260 of the Companies Act, 1956, read with Article 106 of the Articles of Association of the Company, Thiru B Elangovan will hold office up to the date of this Annual General Meeting. Notice proposing his candidature for appointment as Director under Section 257 of the Companies Act, 1956, together with the requisite deposit has been received from Tamilnadu Industrial Development Corporation Ltd (TIDCO) viz, a Member.

The Board commends the election of Thiru B Elangovan as Director of the Company for the approval of Members.

Memorandum of Interest

Thiru B Elangovan is interested in this resolution as it concerns his appointment. Thiruvalargal S J Chiru, IAS , K Nanda Kishore, IAS and B Viswabarathy, being nominees of TIDCO, may be deemed to be interested in this resolution.

Item No. 9

The Board of Directors of the Company, at its Meeting held on 4 June 2009, re-appointed Dr A C Muthiah as Chairman (Managing Director) of the Company for a period of three years with effect from 1 October 2009 to 30 September 2012. The Board of Directors also endorsed the terms of remuneration as per the proposal approved by the Remuneration Committee of the Board of Directors at its Meeting held on 4 June 2009, detailed under Item no. 9 of the Notice.

In terms of Articles 100(b) and 157 of the Articles of Association of the Company, Members' approval by way of Special Resolution is required for the appointment and payment of remuneration to the Directors.

The Company has received the consent of the Asset Reconstruction Company (India) Limited, to whom secured lenders having more than 75% of secured debts in value have assigned the financial assistance granted to the Company along with the attendant security interests, for the aforesaid re-appointment of

Dr A C Muthiah as Chairman (Managing Director) vide its letter ref. ARGII/SG/FY10/5282 dated 5 August 2009.

In this regard, as required under Part II, Section II of Schedule XIII to the Companies Act, 1956, the following information is furnished:

I. GENERAL INFORMATION:

Nature of industry:

Manufacture/import and sale of nitrogenous and phosphatic fertilizers, besides business interests in engineering, biotech and pharmaceuticals.

Date of commencement of commercial production:

The commercial production of urea, the main product of the Company, commenced on 22 June 1975.

Financial performance:

The following are the results of the Company during the last five years, at a glance:

(Rs. in 000s)

Financial parameters	2003-04	2004-05	2005-06 (18 months)	2006-08 (18 months)	2008-09
Total Income	1508,36,53	2129,40,34	3332,19,26	1533,46,70	429,15,16
Net Profit (as per P&L a/c)	(9,41,38)	9,74,42	(390,82,58)	(566,82,41)	(707,20,83)
Amount of Dividend paid	Nil	Nil	Nil	Nil	Nil
Rate of Dividend declared (%)	Nil	Nil	Nil	Nil	Nil

Export performance, net foreign exchange earnings and collaborations:

During the financial year 2008-09, the Company's foreign exchange earnings on account of (i) exports on FOB basis was Rs.4466 lacs. The expenditure in foreign currency, including CIF value of imports, was Rs.439.37 lacs. Fertilizer industry is import-intensive requiring regular imports of inputs like sulphur and rock phosphate since feed-stocks are not available in the country.

The Company has promoted/invested in (a) Indo-Jordan Chemicals Company Ltd, a joint venture with the Jordan Phosphate Mines Company Ltd, Jordan, for the manufacture of phosphoric acid; and (b) SPIC Fertilizers and Chemicals FZE, as a joint venture with Emirates Trading Agency, Dubai, under implementation, for the manufacture of urea.

II. INFORMATION ABOUT THE APPOINTEE:

Background details, recognition/awards:

Dr A C Muthiah's association with the Company spans nearly four decades. Since incorporation of the Company in 1969 and up to 1983, he was the Executive Vice President in charge of the general management of the affairs of the Company relating to production, finance, personnel and administration, sales and expansion of the Company's activities. In October 1983, he was appointed Vice Chairman and President (Managing Director), and as Executive Chairman (Managing Director) of the Company, since the year 2000.

Dr Muthiah's contribution to the Company is immense. He guided the Company through its expansion and modernization programmes. During the managerial tenure of Dr Muthiah, the Company made rapid strides not only as a fertilizer manufacturer but also in other fields like agri-business, pharmaceuticals, bio-technology and petrochemicals. Dr Muthiah is largely instrumental in the making of the Company as a fertilizer major in India.

Dr Muthiah is a former President of the Federation of Indian Chambers of Commerce and Industry and the Board of Control for Cricket in India. He was bestowed with knighthood by the King of Belgium. Dr Muthiah has created endowments and established projects both as a corporate leader and in his personal capacity.

Past remuneration:

Details of remuneration (in Rs.) drawn by the Appointee during the last three financial years are as under:

Period	Salary	Perquisites	Special Allowance	Contribution to provident and other funds	Total cost to the Company
01 04 2005 - 30 09 2006 (18 months)	2700000	1774131	2250000	855000	7579131
01 10 2006 - 31 03 2008 (18 months)	2700000	2082081	2250000	855000	7887081
01 04 2008 - 31 03 2009	1800000	1436046	1500000	570000	5306046

Job profile and suitability:

Dr Muthiah is the Executive Chairman (Managing Director) of the Company since the year 2000.

In the last few years, the fertilizer industry has been a witness to steep hikes in the manufacturing and marketing costs, besides delayed realization of subsidies from the government. The need to compete in a global environment which seeks to remove trade barriers on one hand and the necessity to maintain internal food security on the other has made increase in agricultural production and productivity a matter of priority and concern to the country. Dr Muthiah's strategy for the revival and restructuring of the Company is presently in its advanced stage, and the Company is expected to be on a growth track very soon. In this scenario, the rich experience, expertise and strategic interventions of Dr Muthiah are very vital for the benefit and betterment of the Company's operations in the future.

Remuneration proposed to the Appointee:

Details of remuneration proposed to be paid to Dr A C Muthiah, Chairman (Managing Director) are furnished in the resolution proposed for the Members' approval, under Item no.9 of the Notice dated 12 August 2009, forming part of this report.

The remuneration aforesaid shall be the minimum remuneration payable to the Appointee.

Comparative remuneration profile with respect to industry, size of the Company, profile of the position and person:

The prevalent levels of remuneration in manufacturing industries, in general and the fertilizer industry, in particular, are higher. Considering Dr Muthiah's role in placing the Company in a pre-eminent position on the industrial map of the country, his qualification, rich experience in fertilizer sector, present remuneration and comparable levels of remuneration in the fertilizer industry, and his role in turning around the Company from the present difficult financial position, the remuneration payable to Dr Muthiah is nominal.

Further, the remuneration payable to Dr Muthiah for his fresh term of office viz, from 1 October 2009 to 30 September 2012, is the same remuneration being received by Dr Muthiah in his current tenure of appointment viz, from 1 October 2006 to 30 September 2009.

Pecuniary relationship, directly or indirectly, with the Company/ relationship with managerial personnel, if any:

Dr A C Muthiah has no pecuniary relationship, directly or indirectly, with the Company (except to the extent of the remuneration received/receivable by him from the Company and his holding in the Company's equity share capital). Other than Dr Muthiah, there are no other managerial personnel (whole-time directors) in the Company.

III. OTHER INFORMATION:

Reasons for loss/inadequacy of profit, if any:

Since the year 2002, the Company has been going through a difficult phase mainly on account of:

- radical shift in the Fertilizer Pricing Policy of the Government of India for urea and phosphatic fertilizers, resulting in a reduction in subsidy and severe liquidity crunch;
- delay in payment of subsidy by the Government of India forcing the Company to avail of additional credit facilities from raw material suppliers, thereby further eroding EBIDTA;
- delay in commencement of production of SPIC Petrochemicals Ltd [on account of litigation with Chennai Petroleum Corporation Ltd (CPCL)] and the fertilizer project in Dubai (pending tying up of natural gas supply), in which the Company has significant investments; &
- non-opening of letters of credit by the banks arising from proceedings initiated by two of the working capital lending banks before the Hon'ble Debts Recovery Tribunal/Debt Recovery Appellate Tribunal, in an effort to recover their alleged dues, resulting in stoppage of the urea and ammonia plants since March 2007.

Steps taken to improve the Company's performance:

The Company is in the process of operationalizing its investments and to restructure its debts, an exercise which would result in an increase in profitability by:

a) providing adequate working capital to recommence its fertilizer operations;

b) minimizing the financial costs;

c) reducing debt to sustainable level and thereby reducing the interest cost; and

d) improving on return of investments.

Expected increase in productivity and profits in measurable terms:

It is expected that with the above mentioned measures, the Company's liquidity position would improve and it would be able to resume and achieve full production of urea and DAP as well as substantially increase the production of aluminium fluoride. It is expected that this would result in increase in the profits of the Company.

The Board commends the resolution for the approval of Members.

Memorandum of Interest

Apart from Dr A C Muthiah, Thiruvalargal Ashwin C Muthiah and Jawahar Vadivelu, Directors, who are related to Dr Muthiah, are also deemed to be interested; none of the other Directors of the Company is interested in the aforesaid resolution.

(By Order of the Board)

For SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LTD.

Place: Chennai
Date : 12 August 2009

N RAMAKRISHNAN
Secretary

DIRECTORS' REPORT

Your Directors present their 38th Annual Report together with the audited statement of accounts of the Company for the financial year ended 31 March 2009.

OPERATING RESULTS

(Rupees in crore)

	2008-09 (12 months)	2006-08 (18 months)
Sales and services	377.79	1477.50
Other income	51.36	55.97
Total income	429.15	1533.47
Manufacturing and other costs	925.63	1586.55
Profit before interest, depreciation and tax	(496.48)	(53.08)
Interest	127.74	385.11
Depreciation	82.46	125.90
Total expenditure	1135.83	2097.57
Profit/(loss) before tax	(706.68)	(564.10)
Provision for tax	0.53	2.72
Profit/(loss) after tax	(707.21)	(566.82)

SPIC operates its business in four divisions:

1. The **Fertilizer** Division manufactures fertilizers and fertilizer intermediates.
2. The **Pharmaceuticals** Division manufactures Penicillin-G Potassium (fermentation-based), Active Pharmaceutical Ingredients, finished dosage products, industrial enzymes and plant-based nutraceuticals.
3. The **Engineering/Construction Services** Division offers specialized and extra high voltage transmission line construction, railway electrification, operation and maintenance and related engineering services.
4. The **Agri-business** Division offers products for sustainable agricultural development with a global footprint—tissue culture plants, hybrid seeds, bio-fertilizers, bio-pest control agents for eco-friendly crop production.

SPIC's strategic investments *inter alia* in subsidiaries and joint ventures are as follows:

Indo-Jordan Chemicals Company Limited, Jordan

Manufacture of phosphoric acid, sulphuric acid

SPIC Fertilizers and Chemicals FZE, Dubai

Manufacture of ammonia, urea

SPIC Petrochemicals Limited, India

Manufacture of polyester filament yarn (PFY), purified terephthalic acid (PTA)

Indital Chemicals Limited, India

Manufacture of synthetic resins, both liquid and powder, used in automotive, abrasives, railway brake blocks, paints and inks

Orchard Microsystems Limited, India

Integrated Circuit (IC) design

Tamilnadu Petroproducts Limited, India

Manufacture of linear alkyl benzene (LAB); epichlorohydrin (ECH); heavy alkalyte; caustic soda; chlorine; hydrochloric acid; ammonium chloride; sodium hypochlorite

Technip India Limited, India

Global engineering, procurement and construction (EPC) services for refinery, oil and gas, petrochemical, chemical, fertilizer, power, environmental and pharmaceutical industries

EDAC Engineering Limited, India

Construction of power plants, refineries, oil and gas, chemical and petrochemical plants in India and abroad; contracts on lump-sum turnkey (LSTK) basis for Balance of Plant (BoP) in thermal power plants and infrastructure projects; provision of services from engineering to operation and maintenance under a single roof

Tuticorin Alkali Chemicals and Fertilisers Limited, India

Manufacture of soda ash, ammonium chloride, sodium bicarbonate, ammonium bicarbonate and bio-products

Manali Petrochemical Limited, India

Manufacture of propylene oxide, propylene glycol, polyols

SPEL Semiconductor Limited, India

Turnkey wafer sort; IC assembly; test sub-contracting

OPERATIONS

Fertilizer Division

The production and sales performance of the Fertilizer Division for the period under review as compared with performance during the previous three financial years, is as follows:

(in metric tonnes)

Product	Category	2004-05	2005-06 (18 months)	2006-08 (18 months)	2008-09
Urea	Production	678,810	983,207	257,701	–
	Sales	661,434	1,008,237	263,590	–
DAP	Production	369,525	519,618	193,905	–
	Sales	369,717	519,246	194,405	–
Complex Fertilizer	Production	34,656	14,805	26,997	6,225
	Sales	32,172	14,275	29,783	6,225
ALF_3	Production	3,411	6,566	6,132	2,463
	Sales	5,905	6,524	6,234	2,394
Gypsum	Sales	557,565	959,801	317,054	148,531

Due to constraints on working capital, urea production remains suspended since March 2007.

The Company had manufactured phosphatic fertilizers during the period, 22 November 2008 to 28 December 2008. There was also some contract-manufacturing of fertilizer intermediates.

Achievements during the financial year 2008-09

- Highest export of aluminum fluoride;
- Obtained environment clearance for enhanced capacity of sulphuric acid and phosphoric acid plants; &
- Carried out contract-manufacturing of fertilizer intermediates on behalf of other companies, utilizing the manufacturing facilities at Tuticorin.

Market Scene

Fertilizer marketing in our country is directly linked to the two major seasons, the *Kharif and Rabi.*

The *Kharif* season that coincides with the south-west monsoon (June to September) experienced near normal season (98%). Overall, the rainfall received by the country during the season was 873.2 mm against the normal of 892.2 mm (deficient by 2%). In SPIC's marketing territory of southern peninsula also there was a deficiency of 4% in rainfall during the south-west monsoon. The rainfall during the north-east monsoon for 2008 over the country, as a whole, was 31% below normal as compared with 32% below normal during the corresponding period of the previous year. The distribution chart of the north-east monsoon reveals near normal rainfall (deficient by 4%). Hence, both the seasons were more or less normal during 2008 for the southern market.

Fertilizer Industry Scenario

India, being the largest consumer of chemical fertilizers, experienced tough times because of steep increase in the prices of all agro inputs during the year under review due to its over-dependence on imports for sourcing raw materials and intermediates.

During the past decade, production of nutrients in the country has remained stagnant due to the fact that there were no major capacity additions after 1997 owing to the uncertain policy environment, whereas, the consumption of fertilizers has been constantly increasing over the years and consumption of phosphates and muriate of potash (MoP) during 2008 was abnormally high. 2008, in fact, turned out to be a 'year of imports' as the country's imports reached unprecedented levels in respect of di-ammonium phosphate (DAP) and MoP [6.19 million metric tonnes (MMT) and 5.67 MMT respectively]; urea imports were of the order of 5.67 MMT.

The table below indicates the increased demand for fertilizers being met by imports during the last three years:

(in lac MTs)

Product	Year	Production	Consumption	Imports
Urea	2006-07	202.71	243.38	47.19
	2007-08	198.39	259.63	69.28
	2008-09	199.25	266.51	56.67
DAP	2006-07	47.13	73.81	28.75
	2007-08	42.11	74.97	27.24
	2008-09	30.06	94.23	61.92
MoP	2006-07		25.86	34.48
	2007-08		28.81	44.21
	2008-09		40.95	56.72

Demand for fertilizers looks positive for the next several years due to the strong food, feed and fibre demands as well as the large expected increases in bio-fuel production.

New Pricing Scheme – Stage-III

The Government has approved New Pricing Scheme (NPS) Stage III for urea units in the country. The Scheme, which is effective from 1 October 2006 to 31 March 2010, has been formulated keeping in view the recommendations of the Working Group on Urea Policies set up under the Chairmanship of Dr Y K Alagh. Government of India is in the process of finalizing the subsidy applicable since October 2006 (under NPS III) and the financial prospects of your Company are expected to be better after implementation.

Pharmaceuticals Division

SPIC's Pharmaceuticals Division consists of four strategic sub-divisions, namely, Penicillin-G (Pen-G), Active Pharmaceutical Ingredients (APIs), formulations and industrial enzymes.

In Pen-G business, production was 1,895 Million Mega Units (MMU) in 2008-09 (12-month period) as against 1,810 MMU in 2007-08, though for the previous 18-month accounting period, 2006-08, it was 2,833 MMU. Sales was 1,768 MMU in 2008-09 (12-month period) as against 1,826 MMU in 2007-08 and 2,863 MMU in 2006-08 (previous 18-month accounting period).

The industry faced a stable but subdued demand and pricing trend, which started displaying a steep downward trend towards the last quarter of the year.

The unit achieved its highest export sale of 286 MMU in the period under review. On the back of this milestone, further strengthening is planned in the USA and Canadian markets in the coming years.

The proposal to add capacity and utilities at Cuddalore for a separate API plant for intermediates and Pen-G based APIs was put in place and marginal works were undertaken; further funding is awaited to take it through fully. This facility would add muscle to the API business at Maraimalai nagar (MM nagar) by taking up part production of APIs and intermediates to boost volumes of the business.

In API business, the unit managed to hold its fort and stabilize the existing range of products, customer base etc. The limited capacity and increased cost of power - due to grid power shortage and costly self-generation through diesel based generators - dampened the possibility of expanding into the world markets.

The unit strategically focussed on production of high value and high contribution intermediates and catering to high profile clientele, to meet the constraints.

A firm proposal to add and enhance capacity, upgrade and modernize the R&D facility and the API Plant at MM nagar to cater to the expanding market segment and aim for higher accreditations like current good manufacturing practice (cGMP), certificate of suitability (CoS) etc, was put in place during the year under review, however awaiting funding opportunity.

In Formulation business, the unit consolidated and built up export orders for its anti-histaminic products (syrups) and aerosol sprays during the period under review. First trial export consignment to Sri Lanka was done during the year. The unit hopes to build up volumes and value of this business substantially. Product registration exercise is being done for Vietnam and a few select African countries. Relaunching of in-house marketing of branded generics in Tamilnadu has been reasonably successful and the unit expects to expand its business three-fold in Tamilnadu in the coming year and further attempt expansion in Kerala and Andhra Pradesh in a progressive manner.

The unit's focus is on:

- developing the domestic market in the southern states of India;
- offering more contract-manufacturing services in India;
- increasing volumes in existing export markets ; and
- strengthening the entry and improving exports to newer markets.

The unit has also improved contract-manufacturing services for bulk customers and is all set to expand the customer and product base for offering its manufacturing services. There are plans for a Betalactam formulation facility at Pen-G unit, Cuddalore, to manufacture and market finished dosages of semi-synthetic Penicillins (SSPs) and Cephalosporins to tap the growing domestic market, besides niche export markets. The funding feasibility is being worked out.

Due to the constant upgradation in GMP guidelines and higher expectations from the regulatory authorities, customers and Ministries of Health of various countries, there is a need to upgrade, modernize and comply with national and international accreditation requirements in order to survive, succeed and expand in the APIs and formulations businesses.

In Industrial Enzymes business, the unit managed to consolidate and build upon its product and customer base in all the key segments, such as leather, textile, poultry and tea applications of enzymes and allied products. Major thrust has been given to construction, relocation and reinstallation of the enzymes unit from Porur to MM nagar. New trial export consignments commenced to Dubai, Vietnam, China and Serbia.

The proposal for acquiring high production strain for protease, amylase and addition of new enzymes such as cellulose and lipase are in the pipeline, awaiting funding feasibilities and also upon successful commissioning of state-of-the-art plant at MM nagar.

The unit's Biodart range of enzymes for leather processing is on the threshold of creating niche frontiers with the 'Fibre Opening' concept and possibilities of joint partnering with leading organizations engaged in leather research; patenting the process, product and application fronts are being explored vigorously.

The unit expects to enhance its market share of enzymes for the leather and textile processing industries and poultry feed and supplement industries in the coming years.

Engineering/Construction Services Division

SPIC's Engineering/Construction Services Division (SPIC-SMO) is a value-added player on the group's long-standing expertise in implementing complex large-scale projects.

In 2008-09, SPIC-SMO achieved a turnover of Rs.126.42 crores and executed in India and abroad several contracts involving extra-high voltage transmission lines, operation and maintenance services, turnaround maintenance, inspection maintenance and repair services and railway electrification works.

SPIC-SMO offers the following services viz, (1) transmission and distribution and (2) operation and maintenance services.

SPIC-SMO's Transmission and Distribution group achieved a turnover of Rs.117.70 crores. Two major rural electrification works under the Government of India's Accelerated Power Development and Reform Programme (APDRP) launched under the aegis of the Ministry of Power, for Power Grid Corporation of India Ltd (PGCIL), in Uttar Pradesh and two railway electrification projects, one in Andhra Pradesh and the other, in Orissa were successfully completed during the year under review. Presently, four transmission line projects are under execution, for PGCIL, in the states of Chattisgarh, Madhya Pradesh and Tamil Nadu, and three projects, for PGCIL, in rural electrification works, under the Government of India's Rajiv Gandhi Grameen Vidyutikaran Yojana (RGGVY), in Uttar Pradesh and Rajasthan; besides, one railway electrification project for Central Organisation for Railway Electrification (CORE), in Uttar Pradesh and five transmission line and sub-station projects, in Jammu & Kashmir, for the Power Development Department, Government of Jammu & Kashmir are under execution.

During the current year, SPIC-SMO has further bagged contracts from the Power Development Department of the Jammu & Kashmir government for design, supply, construction and commissioning of power lines and sub-stations in Jammu & Kashmir for a value of Rs.60.48 crores, and from PGCIL, for construction of Tuticorin - Sivalarpatti 400 kV DC (Quad) transmission lines (79 kilometres) in Tamilnadu, for a value of Rs. 29.84 crores, on joint venture basis.

PGCIL, in addition to its target of achieving 60,000 kilometres of extra high voltage transmission lines in the next ten years, has also plans to improve rural electrification through the APDRP / RGGVY and power system strengthening schemes in various states. The Indian Railways also have ambitious plans for electrification of many sections in the next few years. The Government of India has conceived a massive investment plan for rail sector to eliminate capacity bottlenecks on the Golden Quadrilateral and Diagonals to provide strategic rail communication links to ports, construction of mega bridges for improving communication to the hinterland and development of multi-modal transport corridors. Rail Vikas Nigam Ltd (RVNL), a special purpose vehicle, has been created to undertake project development, mobilize financial resources and implement projects pertaining to strengthening of the Golden Quadrilateral and port connectivity. SPIC-SMO has plans to capitalize on these development programmes in order to improve business avenues.

SPIC-SMO's Operation and Maintenance Service group in Navi Mumbai achieved a turnover of Rs.4.05 crores during the financial year. The expertise of SPIC-SMO in operations and maintenance services is well recognized by the chemical/petrochemical sectors in India and abroad. The group has provided major thrust in areas like turnaround maintenance, turbo machinery overhauling, rotary equipment, inspection maintenance and repair (IMR) services and specialized fabrication services.

Agri-business Division

During the year under review, in tissue culture, the thrust continued to be on banana and gerbera. 3.74 million banana plants and 1.38 million gerbera plants were produced. Sales of banana and gerbera plants were 2.15 million and 1 million respectively. The total sales turnover was Rs.5.05 crores. Sales of gerbera at 1 million were an all-time high. However, due to the inadequate power availability, there has been a set back to the production of plants and the cost of production has risen substantially.

In seeds business, a turnover of Rs.10.91 crores was achieved during the year. Through the business tie up with seeds major, Mahyco Seeds, BT cotton seeds valued at Rs.2.95 crores were marketed and a good market for the seeds was established in the northern and southern states.

SUBSIDIARIES/JOINT VENTURES/INVESTMENTS

Indo-Jordan Chemicals Company Limited, Jordan (IJC)

During the financial year 2008, IJC produced 160,031 MT of phosphoric acid - a capacity utilization of 72%. During the third quarter of fiscal 2008, plants, however, had to be shut down mainly due to drastic fall in acid prices. In 2008, IJC made a net profit of USD 1.01 million.

SPIC Fertilizers And Chemicals FZE, Dubai (SFC)

SFC is continuing its efforts to relocate the plant to a place where natural gas is readily available, on a long-term basis. Simultaneously, SFC is also examining various other options.

SPIC Petrochemicals Limited (SPIC Petro)

SPIC Petro is continuing its efforts in identifying a suitable strategic investor for completion of its project for manufacture of Purified Terephthalic Acid (PTA) and Polyester Filament Yarn (PFY) in the backdrop of the positive report received from Tata Consulting Engineers (TCE), on the value of the assets and on the possibility of revival with an appropriate restructuring.

With the economic conditions showing positive signs all over the world (after the financial meltdown), the possibility of early revival of the project is bright.

Indital Chemicals Limited (Indital)

Owing to issues of operational viability, Indital's operations remained suspended during the year under review.

Orchard Microsystems Limited (OML)

During the year under review, OML reported a cash loss of Rs.0.17 lac.

Tamilnadu Petroproducts Limited (TPL)

During 2008-09, TPL's epichlorohydrin (ECH) and chlor alkali plants achieved a capacity utilization of 78.4% and 94.5% respectively. In linear alkali benzene (LAB) business, as international oil prices continued to rule at unprecedented levels, the cost impact could not be passed on to customers in view of aggressive pricing strategy adopted by competitors, especially the new entrants to the field, resulting in declining margins. Despite lower LAB sales, actual realizations were encouraging thanks to decline in raw material prices during second half of the year and the strategic changes initiated by TPL in product pricing philosophy to improve margins. Increasing imports from the middle-east remain a cause of concern to all domestic manufacturers including TPL and the concern has been taken up with the Government of India for appropriate safeguard measures to ensure a level playing field.

In ECH business, due to cheaper imports of intermediate resin facilitated by concessional duty from Free Trade Agreement (FTA) countries, global prices of ECH dropped drastically resulting in fall in demand, which was followed by global recession. These factors forced TPL to operate at reduced capacity. Operating margins were further impacted by high domestic propylene prices. With the global slowdown hurting, Petroaraldite Private Ltd, in which TPL has a stake holding, reduced its off-take from TPL due to curtailed production. As regards chlor alkali, performance during the first half was subdued due to high captive power costs, impacting margins. However, with the changed methodology of switching over to captive power plants consequent to softening crude prices, the scenario was reversed during the second half of the year.

TPL has been endeavouring to infuse interest free long-term funds by sale of its non-core assets to improve liquidity and reduce overall interest burden. In keeping with this commitment, TPL sold its wind farm and certain surplus lands during the year, the proceeds of which were utilized partly for retiring high-cost debt and partly for working capital.

TPL reported earnings before depreciation, interest and taxation (EBDITA) of Rs.60.17 crores in 2008-09 (Rs.38.38 crores in 2007-08). Profit before taxation was Rs.1.91 crores (loss of Rs.18.39 crores in 2007-08) and profit after taxation was Rs.6.54 crores (loss of Rs.11.91 crores in 2007-08).

Technip India Limited (TPIL)

TPIL completed another successful year with an income of Rs.187.34 crores and a net profit after tax of Rs.22.75 crores during financial year 2008-09, representing an increase over the previous year by 35% and 12% respectively. Overall, TPIL completed a total of 1.2 million man-hours of engineering during fiscal 2008-09.

The significant features of TPIL's performance during 2008-09 were:

- completion of detailed engineering services for two LNG trains for the Yemen Liquid Natural Gas project;
- completion of mechanical portion of the lumpsum turnkey contract for the VCM storage system for Chemplast Sanmar at Cuddalore; the contract is set to move into commissioning phase;
- execution underway of contracts in respect of detailed engineering services for (i) crude distillation revamp of Motor Oil Hellas at Greece, (ii) Vadinar refinery of Essar at Vadinar, Gujarat, (iii) a large owner operator company for their world-wide engineering projects, detailed engineering services and material supply of the PVC/VCM complex of TCI Sanmar Chemicals LLC at Port Said, Egypt and a good amount of support services to Technip group pertaining to front-end engineering work of refineries, sub-sea engineering and targeted tasks of the process and mechanical departments; &
- extension of agreement with one of the largest chemical companies in the world for a further period of five years to work for their world-wide projects. In addition, an entry to the Kingdom of Saudi Arabia has been made with an order being obtained from Nama Chemical Company for the expansion work of their existing epoxy resin plant. This work gives TPIL an entry into the potential owner-operating group in the middle-east that has an ambitious capital expansion plan in the near future.

In view of the global recession, TPIL expects a drop in business volume in 2009-10, from the 1.2 million man-hours achieved in 2008-09 to about 1 million man-hours. The situation is under close monitoring to ensure that growth and profitability targets are met.

EDAC Engineering Limited (EDAC)

During the period between April 2008 and March 2009, EDAC secured and commenced executing a major engineering, procurement and construction (EPC) contract for 4x300 MW Balance of Plant (BoP) for a value of Rs.1,041 crores for JSW Energy (Ratnagiri) Ltd in Jaigad, Maharashtra. The contract will be executed over a period of 36 months. EDAC further secured and commenced execution of a 24-month duration iron ore conveyor system EPC contract, valued at Rs.91 crores, for Sical Iron Ore Terminal Ltd. EDAC also accepted erection works for various power plants, aggregating Rs.221 crores.

EDAC made a profit of Rs.13 crores on a turnover of Rs.422 crores during 2008-09 as against a profit of Rs.8.1 crores on a turnover of Rs.205 crores during 2007-08. EDAC's order book stands at a healthy Rs.1,325 crores.

Tuticorin Alkali Chemicals and Fertilisers Limited (TAC)

TAC's financial year, which was hitherto from October to September, has been changed as April to March.

During the period ended 31 March 2009, there was no production due to non-availability of carbon di-oxide (CO_2), one of the main raw materials, supplied by SPIC, as SPIC's ammonia and urea plants remained shut.

TAC has been facing difficulties and problems due to the shut down of its plants for the last two years. Consequently, TAC's net worth stands fully eroded. While approving the interim financial results for the 15-month period ended 31 December 2008, the Board of Directors of TAC formed an opinion that TAC has become a sick industrial company under Section 3(1)(o) of Sick Industrial Companies (Special Provisions) Act, 1985 and filed a reference under Section 15 of the said Act before the Board for Industrial and Financial Reconstruction (BIFR). BIFR has declared TAC as sick and directed it to submit a draft Rehabilitation Scheme to the operating agency viz, IDBI Bank.

Manali Petrochemical Limited (MPL)

During the year 2008-09, MPL further improved the sales turnover to Rs.394.78 crores (Rs.369.55 crores in 2007-08). Profit before tax and after tax improved to Rs.10.47 crores and Rs.7.03 crores respectively.

The bio-mass fired 4.2 MW co-generation captive power plant was successfully commissioned and integrated with the existing plants. The full benefits of the power plant will be available in the next financial year by reduction of operating cost.

MPL has also increased the capacity of propylene glycol plants and will be implementing capacity augmentation exercises in the propylene oxide plant in the next financial year.

SPEL Semiconductor Limited (SPEL)

SPEL produced 229 million units of integrated circuits (ICs) in the year as against 233 million units in 2007-08. Sales increased to Rs.81 crores, registering a 9% increase over the previous year's figure of Rs.72.85 crores. SPEL achieved a net profit of Rs.6.23 crores for fiscal 2008-09.

The global slow down has had its impact on the worldwide market for the semiconductor industry also. Market research analysts confirm that the semiconductor industry suffered a 5.4% drop in revenue in 2008 and the industry's revenue of USD 255 billion in 2008 was down by USD 14.5 billion from that achieved in 2007. Although sales held up fairly well in the first half of 2008, in the third quarter, the industry started to soften as the economy slowed and by the fourth quarter, sales were deteriorating quickly causing negative revenue growth.

Keeping pace with market growth, SPEL has successfully implemented full production of Leadless Moulded Package (LMP), whose capacity was enhanced during the previous year. The share of LMP as percentage of the overall production increased considerably during 2008-09 and total production of LMP in 2008-09 was 96.16 million. SPEL is in the process of further expansion during the next fiscal to meet its requirements.

FINANCE

During the year under review, the Ministry of Chemicals and Fertilizers, Government of India issued 'Fertilizer Companies' Government of India Special Bonds' towards fertilizer subsidy and your Company received bonds amounting to Rs.434.90 lacs. These bonds are tradeable in the market and therefore, it is restated at their fair value as at 31 March 2009 resulting in a charge to the Profit and Loss Account to the extent of Rs.42.33 lacs, which has been considered in the accounts. Your Company also disposed off bonds worth Rs.1750.40 lacs during the period under review and the profit on sale amounting to Rs.144.21 lacs has been credited to other income.

As informed to the Members, in 2007, two of the working capital lending banks filed claims against the Company before the Hon'ble Debts Recovery Tribunal (DRT). Your Company is contesting such claims before the Hon'ble DRT. As a result, the ammonia and urea plants, which were stopped on 27 March 2007 for turnaround activities could not recommence operations, since opening of letters of credit by the banks was affected.

However, in an interim application filed by your Company, the Hon'ble Debt Recovery Appellate Tribunal, in March 2008, passed an order directing Indian Bank, the lead bank, to disburse a sum of Rs.8 crores per month to your Company to meet statutory expenses and critical payments. Indian Bank, State Bank of India, Central Bank of India and Canara Bank had preferred appeals against the said order before the Hon'ble Madras High Court, and the Hon'ble Madras High Court had dismissed these appeals, in January 2009. Indian Bank and Central Bank of India had also carried these appeals to the Hon'ble Supreme Court of India and the Hon'ble Supreme Court had dismissed Indian Bank's Special Leave Petition, by its order dated 27 February 2009 and Central Bank of India's Special Leave Petition, by its order dated 30 March 2009. Following these judicial developments, Indian Bank, the lead bank, has been disbursing amounts as per the order of the Hon'ble DRAT.

During the year, as earlier stated, there was no production of urea and DAP. Production of complex fertilizer (20:20) was started from April 2009. The other Divisions of the Company, viz, Pharma, SMO and Agri-business continued their operations throughout the period under report.

As the Asset Reconstruction Company (India) Ltd (ARCIL) has acquired a significant quantum of assignment rights, the Company is in continuous discussion with ARCIL for restructuring the loan liability to a sustainable level. In view of the above positive developments, your Company is hopeful of restoring the fertilizer operations to the optimum level.

The financial statements for the accounting period have been prepared on a *going concern* basis considering the discussion the Company is having with ARCIL for an appropriate restructuring scheme to bring down the debts to a sustainable level, contract manufacturing undertaken by the Company, own production of phosphatic fertilizers between 22 November 2008 and 28 December 2008 and continuous operation of the Pharma, SMO and Agri-business divisions throughout the financial year and the likely availability of the funds retained by the lead bank on the crystallization of the scheme with ARCIL.

DIVIDEND

In view of the loss, it has not been possible for your Directors to recommend dividend on the preference and equity share capital of the Company for the financial year, 2008-09.

SUBSIDIARY COMPANIES

In terms of the approval granted by the Central Government under Section 212(8) of the Companies Act, 1956, copies of the Balance Sheet, Profit and Loss Account, reports of the Board of Directors, reports of the Auditors and other related information of the subsidiary companies have not been attached with the Balance Sheet of the Company. The Company will make available these documents/details of information to any member of the Company upon request. The consolidated financial statements, presented by the Company pursuant to Accounting Standard AS-21 of the Institute of Chartered Accountants of India, include the financial information of its subsidiaries.

The annual accounts of the subsidiary companies and the related information will be made available to the investors of the holding and subsidiary companies seeking such information. The annual accounts of the subsidiary companies will also be kept for inspection by any investor at the registered/principal office of the Company and that of the subsidiary concerned.

PUBLIC DEPOSITS

As on 31 March 2009, there were no outstanding public deposits and the overdue unclaimed deposits, covering 75 depositors, amounted to Rs.15.95 lacs.

HUMAN RESOURCE DEVELOPMENT

The Company recognizes the crucial role of human resource in realizing corporate objectives and need to retain and nuture talent under trying circumstances that the Company is currently facing. In this background, the Company provides challenging work envirnoment and has implemented career progression plan for retaining talent.

DIRECTORS' RESPONSIBILITY STATEMENT

In accordance with the requirements of Section 217(2AA) of the Companies Act, 1956, the Directors of the Company declare that:

(i) in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

(ii) the Directors have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at 31 March 2009 and of the loss of the Company for the year ended on that date;

(iii) the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

(iv) the Directors have prepared the annual accounts on a *going concern* basis.

AUDITORS

The Company's Auditors, Fraser and Ross, Chartered Accountants, retire at the conclusion of the ensuing Annual General Meeting and are eligible for re-appointment.

As regards the observation of the Auditors in Para 4(vii) of their report, the Note 8 of Schedule 15-B gives the current status of SPIC Petrochemicals Ltd (SPIC Petro). SPIC Petro is actively pursuing the option of re-financing the project and getting the polyester segment started soon. The company is also parallely exploring the possibility of identifying a joint venture partner to revive the project. The techno commercial evaluation study conducted by Tata Consulting Engineers (TCE) clearly indicates that the project has favourable cost economics and timelines as compared to a green-field project of similar configuration. During the current year, certain potential investors visited the project site and are in the process of evaluation of the technical and economical feasibility of revival. In view of the above developments and with the revival of the economy, the Company is hopeful that a potential investor will come forward and with the support of lenders, the project will take shape. However, considering the inordinate delay in the implementation of the project and as a prudent measure, provision has been made for the full value of the investments in equity and preference shares of SPIC Petro aggregating Rs.253.80 crores in the current year's accounts.

As regards the observation of the Auditors in Para 4(viii) and (ix) of their report, the Note 3(b) and (c) of Schedule 15 gives the present status. Though one of the secured lenders, who have not assigned their debts to ARCIL, have sent a communication to the Company, withdrawing their consent to the restructuring of the term loan facility under the Corporate Debt Restructuring (CDR) Scheme and advising the Company to take note of the same, the Company has not received demand from any lender on this account. Further, the secured lenders having more than 70% of secured debts in value had assigned the financial assistance granted to the Company along with the attendant security interests in favour of ARCIL under the provisions of the Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 (SARFAESI Act) and ARCIL had also confirmed the same. The Company is in continuous discussion with ARCIL for an appropriate restructuring scheme including for reduction in principal and interest liability. Based on the above discussions, the Company is hopeful of achieving a sustainable debt level upon implementation of the restructuring scheme. In view of this, your Company expects debt relief and hence, no provision is considered necessary for interest during the year on the secured loans assigned to ARCIL.

DIRECTORS

Thiru Ashwin C Muthiah retires by rotation at the ensuing Annual General Meeting and, being eligible, offers himself for re-election as Director.

Since the last Report, the following changes have taken place in the Board of Directors.

Thiru B Narendran was appointed a Director effective 19 January 2009.

Thiru N R Krishnan resigned effective 24 December 2008.

Tamilnadu Industrial Development Corporation Ltd (TIDCO) withdrew the nomination of Thiru Kumar Jayant, IAS and in his place, nominated Thiru S J Chiru, IAS, Executive Director, TIDCO. Thiru Chiru was appointed a Director, not liable to retire by rotation, effective 27 January 2009.

Thiru Sudhir S Rangnekar was appointed a Director effective 6 May 2009.

TIDCO withdrew the nominations of Thiru Surjit K Chaudhary, IAS and Thiru M F Farooqui, IAS and in their places, nominated Thiru K Nanda Kishore, IAS, Agricultural Production Commissioner and Secretary, Agriculture Department, Government of Tamilnadu and Thiru B Viswabarathy, Senior General Manager, TIDCO, respectively, who were both appointed Directors effective 4 June 2009. TIDCO also nominated Thiru B Elangovan, General Manager, TIDCO, in the vacancy caused earlier by the resignation of Thiru K Gnanadesikan, IAS and he was appointed a Director effective 28 July 2009.

Thiru Saurav Ghosh, President and Chief Investment Officer, ARCIL was nominated on the Board of Directors by ARCIL, effective 28 July 2009. Thiru Ghosh is not liable to retire by rotation.

The Board places on record its appreciation of the distinguished service rendered by Thiruvalargal Kumar Jayant, IAS, M F Farooqui, IAS, Surjit K Chaudhary, IAS and N R Krishnan, during their tenure as Directors of the Company.

Dr A C Muthiah was re-appointed Chairman (Managing Director) by the Board of Directors for a period of three years, from 1 October 2009 to 30 September 2012.

In accordance with Clause 49 of the Listing Agreement, particulars relating to the Directors seeking re-election/ appointment at the ensuing Annual General Meeting are furnished in the annexure to the Notice.

CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNINGS AND OUTGO

In terms of Section 217(1)(e) of the Companies Act, 1956, information relating to conservation of energy, technology absorption and foreign exchange earnings and outgo is set out in the annexure forming part of this Report.

PARTICULARS OF EMPLOYEES

A statement giving the particulars as required under Section 217(2A) of the Companies Act, 1956 and the rules framed thereunder is attached hereto and forms part of this Report.

ACKNOWLEDGEMENT

Your Company is grateful for the co-operation and continued support extended by the Department of Fertilizers, Ministry of Chemicals and Fertilizers, Ministry of Agriculture, Ministry of Corporate Affairs and other departments in the Central Government, the Government of Tamilnadu, other State Governments, Tamilnadu Industrial Development Corporation Ltd, Tamil Nadu Electricity Board, financial institutions, banks and foreign institutional investors. The Directors appreciate the dedicated and sincere services rendered by all employees of your Company.

On behalf of the Board

Place : Chennai
Date : 12 August 2009

Dr A C MUTHIAH
Chairman

ANNEXURE TO DIRECTORS' REPORT

Particulars required under the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988, for the year ended 31 March 2009.

A. Conservation of Energy

An Energy Audit group, consisting of senior executives and certified energy auditors, is focussing on various energy saving measures. This group identifies potential areas for improvement, scan the environment for innovative and reliable solutions and considers proposals for implementation. Efforts are continuously being taken to reduce energy consumption of the plants.

As a part of energy conservation measures, all pumps and compressors performance were studied. Various energy saving technologies like provision of VFD, speed reduction, impeller trimming and smoothening the fluid flow passage with special coatings were implemented.

B. Technology Absorption

As given in Form 'B', attached hereto.

C. Foreign Exchange Earnings and Outgo

Foreign exchange earnings Rs. 5025.67 lacs

Foreign exchange outgo Rs. 439.37 lacs

FORM A (See Rule 2)
FORM FOR DISCLOSURE OF PARTICULARS WITH RESPECT TO CONSERVATION OF ENERGY

			Current Year 2008-09	Previous Year 2006-08 *(18 Months)*
A.	**Power and Fuel Consumption**			
1	Electricity			
	a) Purchased			
	Unit	MWH	49494.62	129231
	Total Amount	Rs. in lacs	2465.78	5727.52
	Rate per Unit	Rs/KWH	10.11	4.43
	b) Own Generation			
	i) through Diesel Generator			
	Unit	MWH	222044	93279
	Unit per litre of Diesel oil	KWH/litre	3.25	4.04
	Cost per Unit	Rs/KWH	15.53	8.53
	ii) through Steam turbine/generator			
	Unit	MWH	--	23731
	Cost per Unit	Rs/KWH	--	4.99
2	Coal (Specify Quantity & where used)			
	Quantity	--	--	--
	Total cost	--	--	--
	Average Rate	--	--	--
3	Furnace oil/LSHS			
	Quantity	MT in lacs	0.199	0.686
	Total cost	Rs in lacs	1289.58	13212.94
	Average Rate	Rs per MT	23156.43	19063.94

B. Consumption per MT of Production (Energy intensive products only)

			Current Year 2008-09	Previous Year 2006-08
Ammonia	Production	MT	--	150,534
	Electricity	KWH	--	62
	Fuel oil	MT	--	0.260
Urea	Production	MT	--	257,701
	Electricity	KWH	--	141
	Fuel oil	MT	--	0.061
DAP	Production	MT	--	193,905
	Electricity	KWH	--	33
	Fuel oil	MT	--	0.0033
Complex fertilizer	Production	MT	6225	26997
	Electricity	KWH	98	84
	Fuel oil	MT	0.006	0.013
Penicillin-G	Production	MMU	1894.59	2833
	Electricity	KWH	22817.25	23350.77
	Fuel oil	MT	0.06	0.10

FORM B (See Rule 2)

I. SPECIFIC AREAS IN WHICH R&D IS CARRIED OUT BY THE COMPANY

R&D activities have been carried out in the areas of Active Pharmaceutical Ingredients, drug intermediates and process technology improvements towards increased productivity of Penicillin-G.

II. BENEFITS DERIVED AS A RESULT OF THE ABOVE R&D WORK

(a) Process developed successfully in the laboratory for:

(i) Synthetic: Pentoxifyline, Alendronic acid, Venlafaxine.HCl BP and Sertraline.HCl from imine intermediate.

(ii) Penicillin-G based: 6-APA, Penilloic acid from RAS.

(b) Pilot trials successfully completed for Zoledronic acid, Pentosan Polysulfate Sodium; ready for commercial scale production and marketing.

(c) Buparvaquone – cost reduction work successfully carried out in commercial plant.

(d) Formulation: Technologies developed for anti-TB products (Rifamycin, Isoniazide, Prazinamide and Ethambutol) and anti-retrovirals products (Zidovudine, Nevirapine and Lamivudine).

(e) Cost saving measures: 8 MT and 15 MT coal fired boilers are under commissioning to bring down steam cost considerably vis-à-vis in place of furnace oil based boiler.

III. FUTURE PLAN OF ACTION

- Develop technologies for Valsartan, Telmisartan, Levocetrizine, Coleus Extract and Theobromine.
- Formulation new product development – Erythromycin Estolate, Ofloxacin, Irbesartan, Azithromycin, Co-enzyme Q10, Desloratadine and Gabapentin.
- Plans are on the anvil for procuring, experimenting and commercializing potent high-yielding Pen-G strain, which will result in higher output per batch and substantial reduction in direct cost.

IV. EXPENDITURE ON RESEARCH AND DEVELOPMENT

		(Rs. lacs)
a)	Capital expenditure	Nil
b)	Revenue expenditure	254.82
c)	Total	254.82
d)	Total R&D expenditure as a percentage of total turnover	0.65%

TECHNOLOGY ABSORPTION, ADOPTION AND INNOVATION

	Technology imported	Year of import	Has technology been fully absorbed	Benefit derived
1.	Modernization of Reformer and Convection section of Ammonia Plant	1998	Yes	Reliability improvement
2.	Dual activated Dual pressure Glycine based CO_2 removal system for Ammonia Plant	1998	Yes	Pollution control
3.	New biomass based gasifier unit for Di-Ammonium Phosphate (DAP) plant and Aluminium Fluoride (AlF_3) plant were installed	2007	Yes	GHG reduction
4.	Augmentation of AlF_3 plant production capacity	2007	Yes	Increased production

Statement showing the particulars of employees of the Company, as required under Section 217(2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975 and forming part of the report of the Board of Directors for the year ended 31 March 2009.

Name	Designation and nature of duties	Age	Qualification	Experience	Last employment	Date of commencement of employment	Gross remuneration (Rupees)
Thiruvalargal							
Dr A C Muthiah	Chairman	67	B.E.(Mech), Management Studies, University of Detroit, USA	38	Executive Vice-President (Admn & Personnel), SPIC	01 10 1983	5231046
S Radhakrishnan*	Director (Fertilizer & SMO)	58	B.E. (Mech.)	36	Technical Director, SPIC Petrochemicals Ltd.	29 03 1975	3109497
N Ramakrishnan	Vice President (Corporate Affairs) & Secretary	55	M.Com, LL.M, F.C.S	35	Vice President (Legal), ITC Ltd.	10 07 2002	2797389
N Suryanarayanan	Chief Financial Officer	51	B.Com, A.C.A,	27	Vice President (Corporate Finance), SRF Ltd.	11 05 2006	3887146

1. The nature of employment is contractual.
2. (*) employment for part period only.
3. Gross remuneration excludes contribution to gratuity funds made during the period as the contribution has been made covering all the employees to approved gratuity fund, based on actuarial valuation.
4. None of the above employees is related to any of the Directors of the Company, except Dr A C Muthiah, who is related to Thiru Ashwin C Muthiah, Vice Chairman and Thiru Jawahar Vadivelu, Director of the Company.

MANAGEMENT DISCUSSION AND ANALYSIS REPORT

FERTILIZER

Industry scenario

India is the second largest consumer of fertilizers in the world next only to China. The Indian fertilizer industry, despite such dominance, does not possess the strength and vitality required to ensure the nation's food security. No major investment has come into the industry for well over a decade to meet the ever growing demands of agriculture, the primary sector of the economy, resulting in stagnated domestic capacity and production. The reasons are not difficult to comprehend. Fresh investments in the industry—green-field or brown-field—are just not forthcoming as returns are considered uncertain and unremunerative. The subsidy policy of the government neither inspires investor's confidence nor justifies fresh investments into the industry. The result is the ever growing dependence on imports for bridging the widening demand-supply gap and the country has to pay dearly for imports due to unprecedented rise in prices of fertilizers in the international market.

To cite a few examples of the skewed demand-supply mismatch, production of N + P was around 14.6 million metric tonnes (MMT) between 2000-01 and 2007-08, while demand rose from about 15 MMT to about 20 MMT in the same period; urea and di-ammonium phosphate (DAP) imports increased from nil and 0.86 MMT during 2000-01 to 6.9 and 2.7 MMT respectively in 2007-08; muriate of potash (MoP) imports rose from 2.6 MMT in 2000-01 to 4.4 MMT in 2007-08.

Fertilizer subsidy

The industry continues to suffer from severe cash crunch caused primarily by allocation of inadequate funds in the annual budget of the government exacerbated by the inordinate delay in the release of even the limited funds. The requirement of funds to meet the subsidy bill for 2008-09 was Rs.99,456 crores on account of the unprecedented increase in the international prices of feedstock, raw materials/intermediates and finished fertilizers.

In spite of the steep increase in prices of fuel and raw materials during 2008, the farm gate price and the maximum retail price (MRP) fixed by the government has not been revised upwards to protect the farmer. On the contrary, the government has reduced the selling price of complex fertilizers by adopting nutrient-based MRP resulting in corresponding increase in concession and huge outgo towards subsidy.

The budgetary provisions over the last few years have been so meagre and even supplementary grants made have not been adequate to take care of the full requirement of the subsidy bill. To bridge the chasm, government has started issuing fertilizer bonds in lieu of cash to the industry. But, what the industry needs is cash to meet its day-to-day working capital requirement. The industry is therefore, forced to sell the bonds at a significant discount of 10-15%. The industry has taken up this issue with the government for making adequate budgetary provisions for settlement of subsidy in cash, in lieu of bonds.

It is the earnest need of the industry that government revisits the model of fertilizer subsidy, taking into account fiscal compulsions and strives to put in place an alternative mechanism that will ensure free flow of fertilizers to the farmer at reasonable prices, and at the same time, foster the growth of this languishing capital intensive industry. In this context, the industry is looking forward expectantly to see how some of the recent subsidy reform initiatives outlined by the government would eventually unfold.

Immediately after the *Rabi* season, in April 2009, due to global meltdown, prices of raw materials/intermediates and fertilizers have eased except in respect of MoP as the country is totally dependent on imports.

With the experience of 2008 when prices of raw materials witnessed manifold increase resulting in ballooning of the fertilizer subsidy, the most practical alternative available to the government is to have a fixed subsidy per MT of nutrient with open MRP and encourage optimum use of all essential nutrients for balanced fertilization.

Input cost escalation

The prices of petroleum inputs stabilized during the later part of fiscal 2008-09 compared to the spiralling input cost escalation witnessed in the previous year. The government has also taken proactive steps in announcing concession to naphtha-based units based on current cost of petroleum inputs, which is a welcome move.

Natural gas scenario

The government has accorded priority in allocation of gas to the fertilizer units. Availability of gas is improving with recent gas finds in the Godavari and Cauvery basins. Infrastructure development for transportation of gas to fertilizer industries is being accorded due priority by the government in recent years, which again is a welcome measure.

Under the New Pricing Scheme Stage III (NPS), all non-gas based urea units have to switch over to natural gas (NG)/liquefied natural gas (LNG) by April 2010. Units not so converted within that period will be reimbursed the concession only on the basis of the Import Parity Price (IPP) of urea. Your Company has completed the technical feasibility of such feedstock conversion from naphtha to NG and has initiated discussion with prospective suppliers of NG for a long-term supply agreement. However, due to delay in exploration activities, creation of infrastructure for transporting NG to the naphtha-based plants in the southern part of the country is yet to be completed. In view of this, your Company has taken up with the Department of Fertilizers (DoF) for extending the deadline beyond 2010. Your Company is taking all initiatives for switching over to NG at the earliest possible and is confident of tying up NG very soon. Post-conversion to NG, your Company would be competitive in terms of cost and efficiency and would be on par with the other gas-based plants in the country.

Phosphatic Fertilizer Policy

The DoF is operating the Concession Scheme on sale of phosphatic and potassic fertilizers, which includes DAP, various grades of complex fertilizers and MoP. The Scheme lays down framework for the concession and its disbursement to manufacturers/importers. The new policy on Concession Scheme to Phosphatic fertilizers announced by the DoF effective 1 April 2008, based on IPP of DAP, continues.

The price of raw materials required for phosphatic fertilizer manufacture viz, sulphur, rock phosphate and phosphoric acid stabilized in the last quarter of fiscal 2008-09 compared to the manifold price increase witnessed in the previous period. This stability in raw material prices had its beneficial effect in reduced outflow as concession.

There is a significant shift in the basis of disbursement of concession from 'sale' basis to 'receipt' basis during the year under which, manufacturers and importers have to claim 85% as 'on account' payment on the basis of arrival of fertilizers in the district of the state/union territory as against the earlier scheme of disbursement of concession on sale basis. The remaining 15% will be disbursed within 30 days of the first disbursement based on certification of the quantity sold in the particular month. The government has further promised to improve the time-line for disbursement to ease working capital requirement. It is expected that the new policy with improved disbursement mechanism would address the issues concerning the industry.

The DoF has recently announced certain changes in the concession policy effective April 2009 to address the anomalies therein. Significant changes are:

- Adoption of DAP concession based on average of high and low prices published in the "FMB" and "Ferticon" journals, for the month preceding the last month as against the average of last month price adopted earlier;
- Adoption of Group-wise cost of N instead of individual unit-wise cost of N adopted earlier for complex fertilizers; &
- Updation in the factor for escalation/de-escalation in the cost of inputs for complex fertilizers based on the recommendations of the Tariff Commission.

It is expected that these initiatives of the DoF aimed at fine-tuning the policy will help to improve the viability of phosphatic units.

Delivery mechanism

The online web-based Fertilizer Monitoring System (FMS) for monitoring the production, distribution and sale of urea and phosphatic fertilizers is working well and subsidy/concession claims are generated online. This is expected to result in speedy disbursement of claims to all companies.

Outlook

There is a moderate gain in domestic food production, from last year's 210 MMT to 228 MMT; while so, the production target has been set at an ambitious 320 MMT, by 2011-12 – just two years away. With the present fertilizer production capacity, the targeted food production would be difficult, if not impossible. The 'price and return' controlled scenario in the form of notified MRPs and normated delivered costs have also adversely impacted the growth of the industry and hence the increasing dependence on imports. The gap between consumption and indigenous production is rising sharply, making Indian agriculture vulnerable to global market conditions. On the other hand, the regulated environment has restricted innovations and availability of customized products in the country adversely affecting growth in productivity.

It is evident that there are no capacity additions after early 90s due to the need for huge capital outlays without commensurate returns due to uncertain policy environment. Increased level of import dependence would only lead to volatility in international prices of fertilizers and raw materials/intermediates.

Government has to come out with new policy initiatives for both nitrogenous and phosphatic fertilizers. Various options of shifting from the 'cost-plus' approach to 'market-based pricing' approach is being looked into. Government has appointed a consultant to recommend a new policy based on inputs from all stakeholders and it is hoped that the new policy would benefit the industry and attract large-scale investments. The DoF is involving all fertilizer companies in evolving the road map for the future policy, based on the recommendation of the consultant.

In the recent Union Finance Budget, government has announced its intention to move towards a nutrient-based subsidy régime so as to cover a larger basket of fertilizers, with innovative fertilizer products to be available in the market at reasonable prices. Further, government has made known its intent to move towards a system of direct transfer of subsidy to farmers in due course.

To conclude, the fertilizer industry is in imminent need of quick reforms to ensure its continued health and growth and to attract further investments in creation of fresh capacity. Deregulation of the industry may be a solution, which, however, needs to be moderated in gradual phases factoring the government's objective of making fertilizers available to farmers at prices significantly lower than the cost of production/import and distribution. Even as attracting fresh investment becomes imperative, the need to ensure the sustenance and survival of existing units also calls for immediate attention. The country cannot afford the luxury of closure of any of the existing fertilizer units, considering the present demand-supply scenario and the heavy capital already invested in these units. Fertilizer units operating at high cost should be given special packages/incentives to enable them to become efficient, cost effective and globally competitive.

PHARMA

Industry scenario

Indian pharmaceutical industry, despite being fragmented, is one of the success stories of the Indian manufacturing sector. Sustained and unrelenting entrepreneurial efforts coupled with industry and firm level initiatives have been the main driving force behind the high growth rates witnessed by the Indian pharmaceutical industry rates over the years. Riding on the back of strengths such as production of low cost, high quality bulk drugs and formulations through superior drug synthesis skills, high quality manufacturing assets and significant cost advantages backed by world-class innovative, scientific human resources, Indian pharmaceutical companies have started making their mark globally. It is noteworthy that, in the face of the challenges posed by the WTO regime, the Indian pharmaceutical industry has been able to survive and sustain its growth momentum though serious shortcomings such as lack of global marketing skills, inadequate infrastructure, absence of a forward-looking Pharma policy and skepticism about patents, to name a few, crave for immediate attention and resolution. Besides, the industry being highly R&D intensive, a pool of highly skilled manpower is required to sustain and shape the future of the Indian pharmaceutical industry.

Operations, opportunities and outlook

In the Pen-G SBU, SPIC Pharma looks poised for a challenging and transitional phase. The demand/supply of Pen-G and SSPs are stable, growing at an average of 6 - 7% p.a. and as a therapeutic segment, this would be always in vogue during the foreseeable future.

SPIC Pharma and Alembic (which restarted its operations in 2007-08), the only indigenous Pen-G manufacturers in the market, command a combined capacity of about 4,000 Million Mega Units (MMU), which, however, is vastly lower than the actual demand and growth in Pen-G consumption of 12,000 (MMU). Over the last 6-7 years, imports have been large-scale and increasing from China. In 2007-08, Pen-G pricing witnessed a roller-coaster ride; however, after the drive in China to impose strict environmental guidelines and restrictions during the Olympics, besides other cost push factors also coming into some type of market orientation (relaxation/restrictions of governmental controls), it was expected that prices would rule stable and be less volatile. However, contrary to such expectations, the prices witnessed a downtrend from October 2008 onwards till March 2009 and are still continuing the downward journey further. This gives a clear indication that the low prices are predominantly due to plenty of surplus capacity in China, which forces them to dump their product into India at unjustifiably low prices.

De-bottlenecking the Pen-G downstream section, upgrading the power/resource intensive utilities section for cost effectiveness and diversifying into fermentation based pharmaceutical products, enzymes and probiotics are under evaluation and proposals are being drawn at the documentary level, awaiting funding feasibilities, for execution and implementation for de-risking the SBU from adverse situations in the future.

The Active Pharmaceutical Ingredients (API) industry in India was about USD 4.32 billion in 2008, witnessing a growth of 14% over 2007. SPIC's Pharma's API plant is an R&D centre, augmented into a minor pilot plant and needs economies of scale, adequate utilities & services, ability to exploit developed technologies and national/ international accreditation. API business, as always, remains highly competitive and regulated. Investments in modernization and accreditation oriented support systems are a pre-requisite for survival.

The three strategic segments of SPIC Pharma's API business are:

- near patent expiry APIs for domestic, developing and regulated markets;
- custom research and contract-manufacturing; &
- Pen-G based API derivatives/APIs for captive consumption into finished dosage.

All the three segments, however, need impetus besides radical measures to exploit the innate underlying potential.

The unit managed to hold its fort and stabilize existing range of products and customer base. The limited capacity and the increased power cost - due to grid power shortage and costly self-generation through diesel based generators, dampened the possibility of expanding into the world markets. The unit strategically focussed on production of high value and high contribution intermediates and catering to high profile clientele to meet the constraints.

A firm proposal to add and enhance capacity, upgrade and modernize the R&D facility and the API Plant at Maraimalai nagar (MM nagar) to cater to the expanding market segment and aim for higher accreditations like current good manufacturing practice (cGMP), certificate of suitability (CoS) etc, was put in place during the year under review, awaiting however funding opportunity.

The Formulations industry in India was close to USD 10 billion in 2008, witnessing a growth of 16% over 2007. India is a major exporter of finished dosages with operations across the world and has earned the name as one of the most qualitative and competitive manufacturers. It is believed that with major patent expiries around the corner, the finished dosage market could grow to almost USD 27 - 30 billion by 2011-12.

The unit's focus is on:

- developing the domestic market in the southern states of India;
- offering more contract-manufacturing services in India;
- increasing volumes in existing export markets; &
- strengthening entry and improving exports to newer markets.

The unit consolidated and built up export orders for its anti-histaminic products (syrups) and aerosol sprays to the existing markets during the period under review. First trial export consignment to Sri Lanka was done during the year. The unit hopes to build up volumes and value of this business substantially. Product registration exercise is being done for Vietnam and a few select African countries. Re-launching of in-house marketing of branded generics in Tamilnadu has been reasonably successful and the unit expects to expand its business three-fold in Tamilnadu in the coming year and further attempt expansion in Kerala and Andhra Pradesh in a progressive manner.

The unit has also improved contract-manufacturing services for bulk customers and is all set to expand the customer and product base for offering its manufacturing services. There are plans for a Betalactam formulation facility at Pen-G unit, Cuddalore to manufacture and market finished dosages of SSPs and Cephalosporins to tap the growing domestic market, besides niche export markets. The funding feasibility is being worked out.

Due to the constant upgradation in GMP guidelines and higher expectations from the regulatory authorities, customers, Ministries of Health of various countries, there is a need to upgrade, modernize and comply with national and international accreditation requirements in order to survive, succeed and expand in the APIs and formulations businesses.

In Industrial Enzymes business, the unit managed to consolidate and build upon its product and customer base in all the key segments, such as leather, textile, poultry and tea applications of enzymes and allied products. Major thrust has been given to construction, relocation and reinstallation of the enzymes unit from Porur to MM nagar. New trial export consignments commenced to Dubai, Serbia, Vietnam and China.

The proposal for acquiring high production strain for protease, amylase and addition of new enzymes such as cellulose and lipase are in the pipeline, awaiting funding feasibilities and also upon successful commissioning of state-of-the-art plant at MM nagar.

SPIC Pharma's Biodart range of enzymes for leather processing is on the threshold of creating niche frontiers with the 'Fibre Opening' concept and possibilities of joint partnering with reputed institutions engaged in leather research and patenting the process, product and applications fronts being explored vigorously.

The unit expects to strengthen itself and enhance its market share of enzymes for the leather and textile processing industries and poultry feed and supplement industries in the coming years.

ENGINEERING/CONSTRUCTION SERVICES (SMO)

The Government of India's plans to improve rural electrification, through its Accelerated Power Development and Reform Programme (APDRP)/Rajiv Gandhi Grameen Vidyutikaran Yojana (RGGVY) and power system strengthening schemes in various states and by introduction of the National Electricity Policy, have attracted increased investments towards the power sector. The Government's Eleventh Plan envisages an addition of 78,000 MW to power generation capacity, formation of a national power grid and continued focus on modernization and upgradation of urban and rural power networks. Power Grid Corporation of India Ltd (PGCIL) has plans for adding 60,000 kilometres of transmission lines in the next ten years, as against the 37,000 kilometres laid in the last ten years. The Indian Railways too have ambitious plans for track electrification in many sections in the next few years and have incorporated a special purpose vehicle viz, Rail Vikas Nigam Ltd (RVNL) for undertaking project development, mobilization of financial resources and implementation of projects for strengthening the Golden Quadrilateral and port connectivity. There is good potential for implementation of exclusive freight corridor projects all over the country. SMO plans to capitalize on these business opportunities to improve its avenues and revenue.

SMO successfully completed two major rural electrification projects in Uttar Pradesh and two railway electrification projects, one in Andhra Pradesh and the other, in Orissa during the period under review.

The following projects are being executed by SMO presently:

- four transmission line projects and three rural electrification projects for PGCIL;
- one railway electrification project for Central Organisation for Railway Electrification (CORE), Allahabad, in Uttar Pradesh; &
- five transmission line & sub-station projects in Jammu & Kashmir for the Power Development Department, Government of Jammu & Kashmir.

SMO has further bagged contracts from the Power Development Department of the Jammu & Kashmir government for design, supply, construction and commissioning of power lines and sub-stations in Jammu & Kashmir, for a value of Rs.60.48 crores and from PGCIL, for construction of Tuticorin - Sivalarpatti 400 kV DC (Quad) transmission lines (79 kilometres) in Tamilnadu, for a value of Rs. 29.84 crores, on joint venture basis.

SMO's Operation and Maintenance Service group in Navi Mumbai achieved a turnover of Rs.4.05 crores during the financial year. The expertise of SMO in operation and maintenance services is well recognized by the chemical/petrochemical sectors in India and abroad. The group has identified and provided major thrust in areas like turnaround maintenance, turbo machinery overhauling, rotary equipment, inspection maintenance and repair (IMR) services and specialized fabrication services.

In electrification business, tower is the major component, which is sourced from established vendors. In recent times, these vendors have set up business to execute transmission line projects either for themselves or for others. As a result, they tend to accord priority in supply of towers only to such projects, leading to a delay in supply of towers to other customers like SMO. In this scenario, utmost care is being taken by SMO to ensure adequate supply of towers to ensure timely completion of projects. Further, in a specialized area of operation like high voltage electrification, attracting and retaining the best talent is a challenge, requiring high focus in recruiting and retaining such employees.

Internal control systems and their adequacy

The Company has an adequate and satisfactory internal control system monitored by the Management Assurance Group. The Group is staffed with qualified and experienced personnel, who undertake review of all operations pertaining to various divisions/departments on a regular basis. The Group also reports on the key issues of various control related points to the Executive Management and the Audit Committee of the Board. The Audit Committee reviews the Company's operational, financial and risk management policies. The Audit Committee further advises the Executive Management on issues related to both business risks and internal controls.

Segment-wise financial performance

The summarized segment-wise performance of the Company for the financial year 2008-09 is as follows:

(Rs. crores)

Business Segment	Agro Inputs	Bulk Drugs & Formulations	SMO	Others	Consolidated Total
Segment revenue	138.36	105.65	130.09	24.39	398.49
Unallocated revenue					30.66
Segment Results Profit/(Loss) [before tax and interest]	(84.51)	(16.26)	5.86	(2.79)	(97.70)
Unallocable expenditure net of unallocable income					481.24
Interest expenses-net. not allocable to segments					127.74
Profit/(Loss) before tax					(706.68)
Capital Employed (Segment assets – Segment liabilities)	242.88	131.11	73.19	63.89	511.07
Unallocated					(1602.04)

Industrial relations

The Company considers its human resources as its most important asset and endeavours to nurture, groom and retain talent to meet the current and future needs of its business. The Company strongly believes in professional development of its employees through training and development. The Company has 1,936 employees. Industrial relations in the Company are cordial.

Disclaimer

This report is based on the information available to the Company in its businesses and assumptions based on experience in regard to domestic and global economic conditions and government and regulatory policies. The performance of the Company is dependent on these factors. It may be materially influenced by macro environment changes, which may be beyond the Company's control, affecting the views expressed in or perceived in this report.

CORPORATE GOVERNANCE REPORT

1 Company's philosophy on Code of Corporate Governance

As a responsible corporate citizen, your Company is conscious that a business run on principles of fairness, transparency and accountability, goes a long way in fostering a healthy relationship among all stakeholders.

In its abiding commitment to adopt and follow the best practices of governance, your Company has been proactive to the changes introduced by SEBI for promoting a responsive and responsible business culture through the Corporate Governance Code. Your Company endeavours to constantly upgrade management practices for ideal corporate governance.

This Report covers the Corporate Governance aspects in your Company for the financial year ended 31 March 2009.

2 Board of Directors

On 31 March 2009, the Board of Directors of the Company had 9 members.

During the financial year 2008-09 viz. from 1 April 2008 to 31 March 2009, 7 Board meetings were held on the following dates i.e, 15 April 2008, 30 June 2008, 29 July 2008, 21 August 2008, 25 September 2008, 28 October 2008 and 27 January 2009.

Particulars of the Board's composition, Directors' attendance at Board meetings and at the previous Annual General Meeting, number of other Directorships and Board-Committee memberships held, as on 31 March 2009, are given below:

Sl. No.	Name of the Director, designation and category	Attendance at Board meetings (Held: 7)	Attendance at previous AGM on 25 Sept 2008	No. of other Directorships (*)	Number of other Board-Committee positions (@)	
					As Chairman	As Member
	Thiruvalargal					
1	Dr A C Muthiah Chairman (Managing Director) Executive	7	Yes	5(4)	-	-
2	Ashwin C Muthiah Vice-Chairman Non-Executive Non-Independent	5	No	11(5)	-	2
3	S J Chiru, IAS TIDCO Nominee Non-Executive Independent [from 27.1.2009]	1	Not Applicable	10(2)	-	4
4	M F Farooqui, IAS TIDCO Nominee Non-Executive Independent	-	No	9(5)	-	-
5	Surjit K Chaudhary, IAS TIDCO Nominee Non-Executive Independent	1	No	1	-	-
6	M Jayasankar Non-Executive Independent	7	Yes	3	-	2
7	B Narendran Non-Executive Independent [from 19.1.2009]	1	Not Applicable	3	2	-
8	Jawahar Vadivelu Non-Executive Non-Independent	6	Yes	3(2)	-	1
9	K Natarajan Nominee Director representing Working Capital Consortium Non-Executive Independent [from 15.4.2008]	2	No	3	-	3
10	KBN Murthy Nominee Director representing Working Capital Consortium Non-Executive Independent [up to 15.4.2008]	-	Not Applicable	-	-	-

Sl. No.	Name of the Director, designation and category	Attendance at Board meetings (Held: 7)	Attendance at previous AGM on 25 Sept 2008	No. of other Director-ships (*)	Number of other Board-Committee positions @	
					As Chairman	As Member
11	S Ramasundaram, IAS TIDCO Nominee Non-Executive Independent [up to 30.6.2008]	-	Not Applicable	14(5)	1	4
12	V R Mehta UTI Asset Management Co. Pvt. Ltd. Nominee Non-Executive Independent [up to 30.6.2008]	1	Not Applicable	5	3	2
13	Kumar Jayant, IAS TIDCO Nominee Non-Executive Independent [from 30.6.2008 up to 27.1.2009]	2	No	14(2)	-	-
14	N R Krishnan Non-Executive Independent [up to 24.12.2008]	6	Yes	4	1	1

(*) includes directorships held in public limited companies only. Directorships held in private companies, foreign companies and companies registered under Section 25 of the Companies Act, 1956 are excluded. Figures mentioned in brackets indicate the number of companies in which the Director is also the Chairman.

(@) includes only positions held in Audit Committee and Shareholders'/Investors' Grievance Committee of the Board of Directors.

None of the Directors of the Company is the Chairman of more than five Board-Committees or Member of more than ten Board-Committees as stipulated under Clause 49 (Corporate Governance) of the Listing Agreement.

As required under the Companies Act, 1956, two-thirds of the Board of Directors is subject to retirement by rotation. One-third of such Directors retires from Office at each Annual General Meeting and is eligible for re-election/appointment.

The election/re-election of Directors at the ensuing 38th Annual General Meeting forms part of the Agenda for the said Meeting. Brief resume and other details of such Directors, seeking appointment/re-appointment, are given in the Notice convening the 38th Annual General Meeting.

3 Committees of the Board

Details of composition of the Audit Committee, Shareholders'/Investors' Grievance Committee and Remuneration Committee of the Board of Directors of the Company are furnished below.

(a) Audit Committee

The Audit Committee of the Board of Directors was constituted in 1986. The terms of reference of the Audit Committee cover the matters specified in respect of such committee under Clause 49 of the Listing Agreement and Section 292A of the Companies Act, 1956. The terms of reference, in brief, of the Audit Committee, are as under:

a) To oversee the Company's financial reporting process;

b) To recommend the appointment and removal of external auditors/fixation of their fees;

c) To review the adequacy of the internal control systems;

d) To review with the Management, the quarterly, half-yearly and annual financial statements before submission to the Board of Directors;

e) To review the adequacy of the internal audit function, reporting structure coverage and frequency of internal audit;

f) To review the findings of any internal investigations by the internal auditors and report the matter to the Board of Directors;

g) To review the Company's financial and risk management policies; and

h) To discuss with the external Auditors periodically about the nature and scope of audit.

The Committee met 6 times during the financial year 2008-09 on the following dates i.e, on 17 June 2008, 30 June 2008, 29 July 2008, 25 September 2008, 28 October 2008 and 27 January 2009.

The Committee comprises of two non-executive independent directors and one non-executive non-independent director. The composition, as on 31 March 2009, and the attendance of each Member at the Committee's meetings are as follows:

Sl. No.	Name of the Director	Designation	No. of meetings attended	Category
1	Thiruvalargal M Jayasankar	Chairman (from 19.1.2009)	6	Non-Executive Independent
2	B Narendran (from 19.1.2009)	Member	1	Non-Executive Independent
3	Jawahar Vadivelu	Member	5	Non-Executive Non-Independent
4	N R Krishnan (up to 24.12.2008)	Chairman	5	Non-Executive Independent

The Statutory Auditors, the Internal Auditor (General Manager-Management Assurance Group), the Vice Chairman and the Chairman are invited to participate in meetings of the Audit Committee.

The Company Secretary is the Secretary of the Committee.

(b) Shareholders'/Investors' Grievance Committee

A Share and Debenture Committee of the Board of Directors had been functioning since 1972. The Committee was reconstituted in March 2001 and named as the "Shareholders'/Investors' Grievance Committee", with terms of reference and responsibilities, in line with Clause 49 of the Listing Agreement.

The Shareholders'/Investors' Grievance Committee is headed by Thiru M Jayasankar, a Non-Executive Independent Director. The Committee met 3 times during the financial year 2008-09 on 17 June 2008, 18 September 2008 and 6 February 2009.

The composition of the Committee, as on 31 March 2009, and attendance of each Member at its meetings are given below:

Sl. No.	Name of the Director	Designation	Meetings attended	Category
1	Thiruvalargal M Jayasankar	Chairman (from 19.1.2009)	3	Non-Executive Independent
2	Surjit K Chaudhary, IAS	Member	-	Non-Executive Independent
3	B Narendran (from 19.1.2009)	Member	1	Non-Executive Independent
4	N R Krishnan (up to 24.12.2008)	Chairman	2	Non-Executive Independent

There was no investor complaint pending redressal at the beginning as well as at the end of the financial year 2008-09. The queries of investors are attended to promptly.

There were no share transfers pending registration as on 31 March 2009.

Thiru N Ramakrishnan, Secretary, is the Compliance Officer of the Company.

(c) Remuneration Committee

Remuneration of Whole-time/Executive Directors is fixed by the Board of Directors, based on recommendations of the Remuneration Committee. The remuneration of the Whole-time/Executive Directors is recommended and fixed taking into consideration their qualifications and experience and the prevailing remuneration trends in the fertilizer industry. The Committee was constituted in April 2003. As there was no appointment/re-appointment necessitating consideration and fixation of remuneration, there was no meeting of the Committee during 2008-09.

The composition of the Committee, as on 31 March 2009, is as follows:

Sl. No.	Name of the Director	Designation	Category
1	Thiruvalargal M Jayasankar	Chairman (from 19.1.2009)	Non-Executive Independent
2	Ashwin C Muthiah	Member	Non-Executive Non-Independent
3	B Narendran (from 19.1.2009)	Member	Non-Executive Independent
4	Jawahar Vadivelu	Member	Non-Executive Non-Independent
5	N R Krishnan (up to 24.12.2008)	Chairman	Non-Executive Independent

The details of remuneration paid/payable to the Directors during the financial year 2008-09 are as under:

Name of the Director		Salary & Perquisites (*) (Rs.)	Special Allowance Paid/ Payable (Rs.)	Sitting Fees (Rs.)
Thiruvalargal				
Dr A C Muthiah, Chairman (Managing Director)		38,06,046	15,00,000	-
Ashwin C Muthiah		-	-	50,000
S Ramasundaram, IAS	##	-	-	-
Kumar Jayant, IAS	##	-	-	20,000
S J Chiru, IAS	##	-	-	10,000
M F Farooqui, IAS	##	-	-	-
Surjit K Chaudhary, IAS	##	-	-	10,000
M Jayasankar		-	-	1,60,000
B Narendran		-	-	30,000
N R Krishnan		-	-	1,30,000
Jawahar Vadivelu		-	-	1,10,000
V R Mehta		-	-	10,000

(*) includes Company's contribution to provident/superannuation fund, gratuity and leave encashment.

Sitting fees paid to the financial institutions which the Directors represent as Nominees.

Notes:

1. Details of period of appointment and notice period of Dr A C Muthiah, Chairman (Managing Director) is as below:

Period of appointment		Notice period (in months)
From	To	
1 October 2006	30 September 2009	3

2. The components of remuneration as above are fixed. There is no performance-linked incentive.
3. The Company does not have a scheme for grant of stock options either to the Directors or to its employees.
4. The non-executive Directors are not paid any remuneration other than sitting fees for attending meetings of the Board/Board Committees.
5. Except Thiru Ashwin C Muthiah (45 shares) and Thiru M Jayasankar (650 shares) of Rs.10/- each, none of the other non-executive Directors hold any equity shares of the Company.

4 Annual General Meetings

The details of Annual General Meetings held during the last three years are as under:

Year	Day, date and time	Venue
2004-05	Thursday, 29 September 2005 3.15 P.M.	Rajah Annamalai Hall Chennai 600 108
2005-06	Tuesday, 10 April 2007 2.45 P.M.	- do -
2006-08	Thursday, 25 September 2008 3.15 P.M.	- do -

No special resolutions were passed in the Annual General Meetings of the Company held on 29 September 2005 (35th Annual General Meeting) and 25 September 2008 (37th Annual General Meeting).

A gist of the special resolutions passed at the 36th Annual General Meeting (10 April 2007) is given below:

(a) Re-appointment and payment of remuneration/minimum remuneration to Dr A C Muthiah, Chairman (Managing Director), for the period, 1 October 2006 to 30 September 2009;

(b) Re-appointment and payment of remuneration/minimum remuneration to Thiru M G Thirunavukkarasu, Finance Director, for the period, 1 July 2006 to 31 March 2007; &

(c) Consent for the vesting in the Company of the investments in various companies held by the erstwhile SPIC Holdings and Investments Ltd, pursuant to the Scheme of Amalgamation sanctioned by the Hon'ble High Court of Judicature at Madras vide Sanction dated 16 February 2007, notwithstanding that arising from the vesting of such investments, the aggregate investments of the Company shall be over and above the limits prescribed under Section 372A of the Companies Act, 1956.

All the special resolutions, as aforementioned, were passed unanimously.

No special resolution was passed in the previous Annual General Meeting viz, 37th Annual General Meeting held on 25 September 2008 through postal ballot. No special resolution requiring voting by postal ballot is included in the Notice convening the 38th Annual General Meeting (the ensuing meeting).

5 **Disclosures**

(a) During the financial year 2008-09, there was no materially significant related party transaction i.e, transactions of the Company of material nature, with its promoters, the Directors, or the Management, their subsidiaries or relatives etc, having potential conflict with the interests of the Company at large.

(b) There is no instance of non-compliance by the Company or penalties/strictures imposed on the Company by the Stock Exchanges or SEBI or any Statutory Authority on any matter related to capital markets during the last three years.

(c) There was no pecuniary relationship or transactions of the Non-Executive Directors vis-à-vis the Company during the financial year 2008-09.

(d) The Company has over the years followed an 'open door' management style, which provides personnel at all levels access to the top management to share their views and concerns.

(e) The Company has complied with all the mandatory requirements of Clause 49. Status of adoption of the non-mandatory requirements is provided under Sl.no.8 of this report.

6 **Means of communication**

The quarterly, half-yearly and annual financial results of the Company are forwarded to the National Stock Exchange immediately upon approval by the Board of Directors and are published in leading financial/non-financial newspapers in English and Tamil (regional language). Normally, the results are published in "The Business Standard" (English) and in "Makkal Kural" (Tamil). The financial results and official press releases are displayed on the Company's website (www.spic.in).

In accordance with Listing Agreement requirements, data pertaining to shareholding pattern, quarterly financial results and other details are displayed in the Electronic Data Information Filing and Retrieval (EDIFAR) website of SEBI (http://sebiedifar.nic.in).

Financial results, apart from publication in newspapers, are not sent individually to the shareholders. During the year under review, no presentation was made to the institutional investors or analysts.

The Management Discussion and Analysis Report forms part of the Directors' Report.

7 **General shareholders' information**

Date, time and venue of Annual General Meeting	: Tuesday, 15 September 2009 at 2.45 P.M. at Rajah Annamalai Hall, Chennai 600 108.
Dates of Book Closure	: Tuesday, 1 September 2009 to Tuesday, 15 September 2009 (both days inclusive).

Listing on Stock Exchanges

The equity shares of the Company are listed on the National Stock Exchange of India Ltd, Mumbai 400 051 [NSE] [Stock Symbol/ Code: SPIC].

The Global Depository Receipts (GDRs) of the Company are listed at Societe de la Bourse de Luxembourg, Luxembourg.

The Company paid the listing fees for the financial year 2008-09 to NSE and Luxembourg Exchange.

Market/Share price data

(In Rs. Ps.)

MONTH	National Stock Exchange	
	HIGH	LOW
Apr 2008	30.65	23.80
May 2008	29.60	21.65
June 2008	27.25	20.50
July 2008	24.00	16.20
Aug 2008	24.10	19.20
Sept 2008	23.95	17.50
Oct 2008	21.00	8.20
Nov 2008	12.00	8.55
Dec 2008	12.50	8.35
Jan 2009	12.20	8.35
Feb 2009	9.60	6.40
Mar 2009	6.80	5.30

Performance of SPIC's equity shares vis-à-vis the NSE Nifty Index


6000
5000
4000
3000
2000
1000
0
35
30
25
20
15
10
5
0
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08
Jan-09
Feb-09
Mar-09
NIFTY
SPIC Share Price(High)

Registrar and Transfer Agents

Cameo Corporate Services Ltd.
"Subramanian Building"
1 Club House Road
Chennai - 600002.
Tel : 044-28460390 / 28460495 /28460084
Fax : 044-28460129
E-mail : cameo@cameoindia.com

Share Transfer System

Presently, the share transfer documents received by the Company/Registrar and Transfer Agents in physical form are processed, approved and despatched within a period of 5 to 15 days from the date of receipt, provided the documents received are complete and the shares under transfer are not under dispute.

For expeditious processing of share transfers, the Board of Directors of the Company has authorized the Secretary, to decide on various issues like transfers/transmission of securities in physical form, change in status of share holders and confirmation of dematerialization.

Demat International Securities Identification Number (ISIN) for equity shares is INE147A01011 [with National Securities Depository Ltd, and Central Depository Services (India) Ltd].

Distribution of shareholding and shareholding pattern, as on 31 March 2009, are as under:

(a) Distribution of shareholding

Sl. No.	Range	No. of shares held	Percentage to paid-up capital	No. of Members	Percentage to total Members
1	Up to 500	8872418	8.22	58375	86.72
2	501 - 1000	4106746	3.81	4975	7.39
3	1001 - 2000	3285587	3.04	2129	3.16
4	2001 - 3000	1709918	1.58	656	0.98
5	3001 - 4000	1117223	1.04	313	0.47
6	4001 - 5000	1267144	1.17	265	0.39
7	5001 - 10000	2389133	2.21	324	0.48
8	10001 and above	85200027	78.93	274	0.41
	Total	**107948196**	**100.00**	**67311**	**100.00**

(b) **Shareholding pattern**

Particulars	Equity shares held	Percentage to paid-up capital
(a)TIDCO	8840000	8.19
(b) Dr M A Chidambaram group	33516733	31.05
Financial institutions and nationalized banks	4853931	4.50
The Bank of New York (as depository for Global Depository Receipts)	17287200	16.01
Foreign institutional investors	12454059	11.54
Non-resident individuals	763516	0.71
Foreign companies	39800	0.04
Mutual funds	10800	0.01
Public and others	30182157	27.95
Total	**107948196**	**100.00**

Outstanding GDRs/ADRs/Warrants or any convertible instruments, conversion date and likely impact on equity

3457440 GDRs equivalent to 17287200 equity shares, are convertible at the option of the GDR holders. The equity shares are held by The Bank of New York, as depository for the GDRs, as shown in the shareholding pattern.

Dematerialization of shares and liquidity

The Company's equity shares are in the compulsory demat segment and are available for trading in the depository systems of National Securities Depository Ltd and Central Depository Services (India) Ltd.

As on 31 March 2009, 90643554 equity shares, constituting 83.97 per cent of the paid-up equity capital of the Company, stood dematerialized.

The Company's equity shares are regularly traded on the National Stock Exchange in the compulsory demat form.

Plant location

Fertilizer Division	:	SPIC Nagar, Tuticorin 628 005
Pharmaceuticals Division	:	(i) Penicillin-G Plant, Plot No.C 14-16, SIPCOT Industrial Complex, Kudikadu Village, Cuddalore 607 005
		(ii) API Plant, Plot No.3&4, NH-7, Maraimalai Nagar 603 209
		(iii) Formulations Plant, Plot No.5, NH-7, Maraimalai Nagar 603 209
Biotechnology Division	:	(i) Agro Biotech Centre, Chitrai Chavadi, Pooluvapatti Post, Siruvani Road, Coimbatore 641 101
		(ii) Bioproducts Agro Industrial Complex, Chettiar Agaram Road, Porur, Chennai 600 116
		(iii) Seed Conditioning Plant, Kelamangalam Road, Mathigiri Cattle Farm Post, Hosur 635 110, Dharmapuri District

Financial calendar (tentative)

Financial year	:	1 April 2009 to 31 March 2010
First quarter results	:	July 2009
Half-yearly results	:	October 2009
Third quarter results	:	January 2010
Annual results	:	June 2010
39th Annual General Meeting	:	September 2010

Address for correspondence

Secretarial Department,
Southern Petrochemical Industries Corporation Ltd,
SPIC HOUSE,
88 Mount Road, Guindy,
Chennai 600 032

Phone No.044-22350245
Fax No.044-22350703/22352163
E-mail: (a) General: sectrl.dep@spic.co.in (b) Investor complaints/grievance redressal: shares.dep@spic.co.in

8 Non-mandatory requirements

The Company has adopted non-mandatory requirement relating to setting up of a remuneration committee. The Board may consider adoption of the other non-mandatory requirements, when considered appropriate.

CHIEF EXECUTIVE OFFICER'S DECLARATION ON CODE OF CONDUCT

As required by Clause 49 of the Listing Agreement, the CEO declaration for Code of Conduct is given below:

To the Members of
Southern Petrochemical Industries Corporation Limited

This is to certify that all Board members and designated senior management personnel have affirmed compliance with the Code of Conduct for Directors and senior management, for the period ended 31 March 2009.

For Southern Petrochemical Industries
Corporation Limited
Dr A C MUTHIAH
Chairman

Place: Chennai
Date : 4 June 2009

AUDITOR'S CERTIFICATE ON CORPORATE GOVERNANCE

To the Members of Southern Petrochemical Industries Corporation Limited

We have examined the compliance of the conditions of Corporate Governance by Southern Petrochemical Industries Corporation Limited for the period ended 31 March 2009, as stipulated in Clause 49 of the Listing Agreement of the said Company with the Stock Exchange.

The compliance of the conditions of Corporate Governance is the responsibility of the Management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanation given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above-mentioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the Management has conducted the affairs of the Company.

For FRASER & ROSS
Chartered Accountants
M K ANANTHANARAYANAN
Partner
Membership No.19521

Place : Chennai
Date : 4 June 2009

AUDITORS' REPORT TO THE MEMBERS OF SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED.

1. We have audited the attached Balance Sheet of **Southern Petrochemical Industries Corporation Limited** as at **31 March 2009**, and also the Profit and Loss Account and the Cash Flow Statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditor's Report) Order, 2003 issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4. Further to our comments in the Annexure referred to above, we report that:

i) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

ii) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

iii) We draw attention to Note No. B-4 of Schedule 15 in the financial statements which indicates that the Company has incurred a net loss of Rs.70720.83 lac during the year ended 31 March 2009 and, as of that date, the Company's current liabilities exceeded its current assets by Rs.21353.82 lac and its total liabilities exceeded its total assets by Rs.109096.57 lac. The ability of the Company to continue as a going concern is significantly dependent on the successful outcome of an appropriate scheme that it is currently negotiating with the secured lenders. However, for the reasons stated in the Note No. B-4, the financial statements have been prepared on a going concern basis.

iv) The Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

v) In our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the Accounting Standards referred to in subsection (3C) of section 211 of the Companies Act, 1956 *except for our observations referred in para vii below.*

vi) On the basis of written representations received from the directors, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31 March 2009 from being appointed as a director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956 as on the said date.

vii) *As stated in Note No. B-7 of Schedule 15 the Company's investment in SPIC Petrochemicals Limited included Zero Interest Non-Transferable Bonds of Rs.30609.63 lac, (30609.63 lac). No provision has been considered by the Company for diminution in value of this investment. Considering that there has been no major breakthrough in the implementation of the project over the last ten years we are of the opinion that the chances of realising any value for this investment is very remote and hence needs to be fully provided for.*

Had the provision been considered for the above,

a) *the loss for the year would have been Rs.101330.46 lac as against the reported loss of Rs.70720.83 lac.*

b) *the accumulated loss as at 31 March 2009 would have been Rs.175521.89 lac as against the reported loss of Rs.144912.26 lac.*

c) *the carrying value of investments would have been Rs. 26951.90 lac as against the reported investments of Rs.57561.53 lac.*

viii) *Attention is invited to Note No.B-3 (c) of Schedule 15 regarding the debt servicing obligations as per the Corporate Debt Restructuring (CDR) package dated 19 March 2003 which have already fallen due for payment but remaining unpaid. In the absence of any specific demand by any of the lenders referred in the said note, we are unable to express an opinion on the additional liability that could arise on the nonfulfilment of the repayment obligation as per the CDR Package.*

ix) *Attention in invited to Note No. B- 3 (b) of Schedule 15 regarding non provision of interest for the year on loans which have been assigned to Asset Reconstruction Company (India) Limited (ARCIL) for the reasons given in the note. We are unable to express an opinion on the interest that the Company may be ultimately liable to pay.*

x) *Subject to the adjustments which may be required in respect of matters specified in paragraphs (viii) and (ix) above, the effect of which we are unable to determine and subject to the effect on the financial statements of the matter referred to in paragraph (vii) above*, in our opinion and to the best of our information and according to the explanations given to us, the said accounts read with the significant accounting policies and notes thereon give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

a. In the case of the Balance Sheet, of the state of affairs of the Company as at 31 March 2009;

b. In the case of the Profit and Loss Account, of the Loss for the year ended on that date; and

c. In the case of the Cash Flow Statement, of the Cash flows for the year ended on that date.

For FRASER & ROSS
Chartered Accountants

M K ANANTHANARAYANAN
Partner
Membership No: 19521

Place : Chennai
Date : 04 June 2009

ANNEXURE REFERRED TO IN PARAGRAPH 4 OF OUR REPORT OF EVEN DATE

i. a. The Company has maintained proper records showing particulars, including quantitative details and situation of fixed assets.

b. All the assets have not been physically verified by the management during the year but there is a regular programme of verification which, in our opinion, is reasonable having regard to the size of the Company and nature of its assets. The discrepancies noticed on such verification though not material have been appropriately dealt with in the books of account.

c. The fixed assets disposed off during the year, in our opinion, do not constitute a substantial part of the fixed assets of the Company and such disposal has, in our opinion, not affected the going concern status of the Company.

ii. a. The inventory has been physically verified during the year by the management. In our opinion, the frequency of verification is reasonable.

b. In our opinion and according to the information and explanations given to us, the procedures of physical verification of inventories followed by the management were reasonable and adequate in relation to the size of the Company and the nature of its business.

c. In our opinion and according to the information and explanations given to us, the Company has maintained proper records of its inventories and no material discrepancies were noticed on physical verification.

iii. a. According to the information and explanations given to us, the Company has in earlier years granted unsecured loan to a Company, covered in the register maintained under Section 301 of the Companies Act, 1956. The maximum amount involved during the year was Rs.920.38 lac (Previous period Rs. 1530.00 lac) and the year-end balance of loans granted to such party was Rs.Nil (Previous period Rs. 920.38 lac).

b. In our opinion and according to the information and explanations given to us, the terms and conditions on which above said loan has been granted to the Company listed in the register maintained under section 301 of the Companies Act, 1956 are not *prima facie* prejudicial to the interest of the Company.

c. The Company had taken loan from a financial institution covered in the register maintained under section 301 of the Companies Act, 1956. The maximum amount involved during the year was Rs. 7542.74 lac (Previous period Rs. 7003.05 lac) and the aggregate year-end balance of loans taken from such parties was Rs. 7542.74 lac (Previous period Rs. 7003.05 lac).

d. In our opinion, the rate of interest and other terms and conditions on which loans have been taken from a financial institution listed in the register maintained under section 301 of the Companies Act, 1956 are not, *prima facie* prejudicial to the interest of the Company.

e. *On implementation of the Corporate Debt Restructuring Scheme (CDR Scheme) the repayment terms have been redefined and the principal and interest aggregating to Rs. 1662.78 lac (Previous period Rs. 1233.05 lac) have become overdue.*

iv. In our opinion and according to the information and explanations given to us there are adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchases of inventory, fixed assets and with regard to the sale of goods and services. During the course of our audit, we have not observed any continuing failure to correct major weakness in such internal controls.

v. a. According to the information and explanations given to us, we are of the opinion that the particulars of contracts or arrangements that need to be entered into the register maintained under Section 301 of the Companies Act, 1956 have been so entered.

b. In our opinion and according to the information and explanations given to us, the transactions made in pursuance of such contracts or arrangements and exceeding the value of Rs. 500000 in respect of any party during the year, have been made at prices which are, *prima facie*, reasonable having regard to the prevailing market prices at the relevant time except for some of the items purchased/sold and services rendered of a special nature for which comparative quotations / prices are not available.

vi. In our opinion and according to the information and explanations given to us, the Company has complied with the provisions of sections 58A and 58AA or any other relevant provisions of the Companies Act, 1956 and the Companies (Acceptance of Deposits) Rules, 1975 with regard to the deposits accepted from the public in earlier years. We were informed that no order has been passed by National Company Law Tribunal or Reserve Bank of India or any Court or any other Tribunal.

vii. In our opinion, the Company has an internal audit system commensurate with the size and the nature of its business.

viii. We have broadly reviewed the books of account relating to materials, labour and other items of cost maintained by the Company pursuant to the Rules made by the Central Government for the maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956 in respect of Fertilisers, Sulphuric acid, Penicillin G, Bulk drugs and Formulations and we are of the opinion that *prima facie* the prescribed accounts and records have been made and maintained. We have, however, not made a detailed examination of these records with a view to determine whether they are accurate or complete. To the best of our knowledge and according to the information and explanations given to us, the Central Government has not prescribed the maintenance of cost records for any other product of the Company.

ix. a. The Company is generally regular in depositing with appropriate authorities undisputed statutory dues, including Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income-tax, VAT, Wealth Tax, Service Tax, Custom Duty, Excise Duty, Cess and any other material statutory dues applicable to it.

b. According to the information and explanations given to us, no undisputed amounts payable in respect of Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income Tax, VAT, Wealth Tax, Service Tax, Custom Duty, Excise Duty, Cess and other statutory dues were in arrears, as at 31 March 2009 for a period more than 6 months from the date they became payable.

c) According to the information and explanations given to us there are no dues of Income Tax, Wealth Tax, Service Tax, Sales Tax, Customs Duty, Excise Duty and Cess which have not been deposited on account of any dispute except for the dues referred to below:

Name of the Statute	Nature of Dues	Period to which the amount relates	Amount (Rs. Lac)	Forum where pending
Income Tax Act, 1961	Income Tax	1996-97 to 2000-01	**212.91** (267.04)	Income Tax Appellate Tribunal & Madras High Court
Central Excise Act, 1944	Excise Duty	1998-99 to 2007-08	**362.53** (362.53)	Commissioner of Central Excise (Appeals) / Customs, Excise and Service Tax Appellate Tribunal
Central Excise Act, 1944	Service Tax	2003-04 to 2007-08	**124.23** (127.47)	Commissioner of Central Excise (Appeals) / Madras High Court
Sales Tax Act under various state enactments	Local Sales Tax	1996-97 to 2001-02	**107.29** (107.29)	Deputy Commissioner (Appeals) / Sales Tax Appellate Tribunal
Central Sales Tax Act, 1956	Central Sales Tax	1998-99 to 2001-02	**49.92** (49.92)	Deputy Commissioner (Appeals) / Sales Tax Appellate Tribunal
Tamilnadu Electricity (Taxation on Consumption) Act, 1962	Electricity Tax	1985-86 to 1993-94	**840.54** (840.54)	Madras High Court
Employees State Insurance Act	ESI Dues	1998 to 2003	**9460.13** (296.82)	Madras High Court
Tamilnadu Tax on Consumption or Sale of Electricity Act, 2003	Self Generation Tax	2004 to 2009	**334.36** (318.88)	Madras High Court

x. *In our opinion, the accumulated loss of the Company is more than fifty percent of its networth. The Company has incurred cash losses during the financial year under audit and in the immediately preceding financial year.*

xi. *In our opinion and according to the information and explanations given to us, loans amounting to Rs.90561.17 lac (Previous period Rs.67942.09 lac) have fallen due to financial institutions, banks and debenture holders as indicated in Note No. 3 (a) of Schedule 15. Out of these dues, certain dues have been assigned in favour of the Asset Reconstruction Company (India) Limited (ARCIL) pursuant to the provisions of Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 (SARFAESI Act) as indicated in Note No. 3(b) of Schedule 15.*

xii. The Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

xiii. In our opinion, the Company is not a chit fund or nidhi / mutual benefit fund / society. Therefore, the provisions of clause 4 (xiii) of the Companies (Auditor's Report) Order, 2003 are not applicable to the Company.

xiv. In our opinion, the Company is not dealing in or trading in shares, securities, debentures and other investments. Accordingly, the provisions of clause 4 (xiv) of the Companies (Auditor's Report) Order, 2003 are not applicable to the Company.

xv. In our opinion and according to the information and explanations given to us, the Company has not, during the year, given any guarantee for loans taken by others from banks and financial institutions. In respect of guarantees issued by the Company in earlier years and remaining enforceable towards loans taken by others from banks and financial institutions, the terms and conditions of the guarantees, are not *prima facie* prejudicial to the interests of the Company *except that the said guarantees are not covered by any security.*

xvi. According to the information and explanations given to us, the Company has not taken any term loan during the year.

xvii. According to the cashflow statement and other records examined by us and the information and explanations given to us, on an overall basis, funds raised on short term basis have not been used during the year for long term investment.

xviii. According to the information and explanations given to us, the Company has not made any preferential allotment of shares to parties and companies covered in the Register maintained under Section 301 of the Companies Act, 1956.

xix. The Company has not issued any debentures during the year. However, the Company has created security in respect of debentures issued in earlier years.

xx. The Company has not raised money by way of public issues during the year.

xxi. To the best of our knowledge and belief and according to the information and explanations given to us, no fraud on or by the Company was noticed or reported during the year.

For FRASER & ROSS
Chartered Accountants

M K ANANTHANARAYANAN
Partner
Membership No: 19521

Place : Chennai
Date : 01 June 2009

BALANCE SHEET AS AT 31 MARCH 2009 (Rupees in lac)

	Schedule		As at 31 March 2009		As at 31 March 2008
SOURCES OF FUNDS					
Shareholders' funds:					
Share Capital	1	12044.82		12044.82	
Reserves and surplus	2	23770.87		23770.87	
			35815.69		35815.69
Loan funds:					
Secured	3	219994.63		209949.09	
Unsecured	4	51475.17		44181.66	
			271469.80		254130.75
Total			307285.49		289946.44
APPLICATION OF FUNDS					
Fixed assets:	5				
Gross block			272909.92		270402.53
Less:Depreciation			150167.80		138308.13
Net block			122742.12		132094.40
Capital work-in-progress / advances			3423.40		2119.97
			126165.52		134214.37
Investments	6		57561.53		103653.41
Current assets,loans and advances:					
Inventories	7	12064.77		16127.46	
Sundry debtors	8	5275.05		12001.25	
Cash and bank balances	9	28772.30		19347.57	
Loans and advances	10	16378.75		16457.95	
		62490.87		63934.23	
Less: Current liabilities & provisions	11				
Liabilities		82457.01		85192.45	
Provisions		1387.68		994.52	
		83844.69		86186.97	
Net current assets			(21353.82)		(22252.74)
Miscellaneous expenditure (to the extent not written off or adjusted) (Refer Note No. B - 11 of Schedule 15)			-		139.97
Profit and loss account			144912.26		74191.43
Total			307285.49		289946.44
Notes on accounts	15				

Schedule 1 to 11 and 15 form an integral part of this Balance Sheet.

Per our report attached
For FRASER & ROSS
Chartered Accountants

M K ANANTHANARAYANAN
Partner

Place: Chennai
Date: 04 June 2009.

Dr A C MUTHIAH
Chairman

M JAYASANKAR
Director

SUDHIR S RANGNEKAR
Director

ASHWIN C MUTHIAH
Vice Chairman

B VISWABARATHY
Director

N RAMAKRISHNAN
Secretary

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 MARCH 2009

(Rupees in lac)

	Schedule		Year ended 31 March 2009		Eighteen Months ended 31 March 2008
INCOME					
Sales and services (Refer Note No: B - 17(c) of Schedule 15)		39194.04		150578.55	
Less: Excise duty		1415.23		2828.68	
			37778.81		147749.87
Other income	12		5136.35		5596.83
TOTAL INCOME			42915.16		153346.70
EXPENDITURE					
Purchase of finished goods			899.30		962.40
Manufacturing and other expenses	13		46890.95		149138.51
Interest and financial charges	14		12774.31		38511.47
Depreciation for the year			8245.52		12590.48
TOTAL EXPENDITURE			68810.08		201202.86
Loss for the year/period before exceptional item and taxation			(25894.92)		(47856.16)
Less : Exceptional item					
Provision for Diminution in value of Investments			44773.03		8554.20
Loss for the year/period before tax and after exceptional item			(70667.95)		(56410.36)
Provision for Tax					
Current tax - Relating to earlier years			-		156.76
Fringe Benefit Tax (FBT)			52.88		115.29
Loss for the year/period after exceptional item and tax			(70720.83)		(56682.41)
Add: Loss brought forward from the previous period			(74191.43)		(17509.02)
Balance carried to Balance sheet			(144912.26)		(74191.43)
Basic & Diluted earnings per share of Rs.10 each			(65.68)		(52.75)
Notes on accounts	15				

Schedule 12 to 15 form an integral part of this Profit and Loss Account.

Per our report attached
For FRASER & ROSS
Chartered Accountants

M K ANANTHANARAYANAN
Partner

Place: Chennai
Date: 04 June 2009.

Dr A C MUTHIAH
Chairman

M JAYASANKAR
Director

SUDHIR S RANGNEKAR
Director

ASHWIN C MUTHIAH
Vice Chairman

B VISWABARATHY
Director

N RAMAKRISHNAN
Secretary

CASH FLOW STATEMENT FOR THE YEAR ENDED 31 MARCH 2009

(Rupees in lac)

		Year ended 31 March 2009		Eighteen Months ended 31 March 2008
A. CASH FLOW FROM OPERATING ACTIVITIES:				
(Loss) for the year before exceptional item and tax		(25894.92)		(47856.16)
Add : Exceptional item				
Provision for dimunition in the value of Investments		44773.03		8554.20
(Loss) for the year before tax and after exceptional item		(70667.95)		(56410.36)
Adjustment for :				
Depreciation	8245.52		12590.48	
Loss on sale of assets	589.19		(11.04)	
Assets written off	434.97		325.26	
Loss on sale of investments	(143.69)		-	
Dimunition in the value of Investments	44773.03		8554.20	
Write down of non moving inventories	853.22		937.89	
Miscellaneous expenditure Written off	139.97		256.99	
Provision for doubtful debts and advances	(98.28)		3777.51	
Bad debts and advances written off	8.23		217.20	
Exchange Fluctuation loss / (gain)	6924.90		(2495.63)	
Interest and financial charges	12774.31		38511.47	
Income from investments	(879.80)		(2142.54)	
Interest income	(2070.07)		(276.66)	
		71551.50		60245.13
Operating profit before working capital changes		883.55		3834.77
Adjustments for :				
(Increase)/Decrease in sundry debtors	6935.91		384.03	
(Increase)/Decrease in inventories	3209.48		(1271.33)	
(Increase)/Decrease in loans and advances	1053.86		27973.43	
Increase/(Decrease) in current liabilities and provisions	(8214.46)		(13747.36)	
		2984.79		13338.77
Cash generated from operations		3868.34		17173.54
Direct taxes (paid) / Received		(1069.14)		(762.39)
NET CASH FROM OPERATING ACTIVITIES		2799.20		16411.15
B. CASH FLOW FROM INVESTING ACTIVITIES :				
Deletions/(Additions) to fixed assets, including capital work-in-progress/ advances adjustments for exchange fluctuation	(1599.35)		(2175.45)	
Proceeds from sale of fixed assets	378.50		436.04	
Income from investments	879.80		842.40	
Proceeds from sale of investments	1897.44		-	
Interest income	2070.07		276.66	
		3626.46		(620.35)
NET CASH USED IN INVESTING ACTIVITIES		3626.46		(620.35)

CASH FLOW STATEMENT (Contd.)

(Rupees in lac)

		Year ended 31 March 2009		Eighteen Months ended 31 March 2008
C. CASH FLOW FROM FINANCING ACTIVITIES :				
Long term borrowings	3963.58		15235.14	
Dividend paid	(15.95)		(43.98)	
Deposits paid	(11.38)		(57.56)	
Interest and financial charges paid	(937.18)		(11968.41)	
		2999.07		3165.19
NET CASH FROM FINANCING ACTIVITIES		2999.07		3165.19
NET CASH FLOWS DURING THE YEAR / PERIOD (A+B+C)		9424.73		18955.99
Cash and cash equivalents (opening balance)		19347.57		391.58
Cash and cash equivalents (closing balance)		28772.30		19347.57
Disclosure of non cash transactions				
Unpaid Interest	11837.13		26543.06	
Exchange (loss) / gain on restatement of FRN liability	(3723.86)		1830.12	
Conversion of Subsidy to Investment	434.90		4350.40	

Per our report attached

For FRASER & ROSS
Chartered Accountants

M K ANANTHANARAYANAN
Partner

Place: Chennai
Date: 04 June 2009.

Dr A C MUTHIAH
Chairman

M JAYASANKAR
Director

SUDHIR S RANGNEKAR
Director

ASHWIN C MUTHIAH
Vice Chairman

B VISWABARATHY
Director

N RAMAKRISHNAN
Secretary

SCHEDULE 1

SHARE CAPITAL

(Rupees in lac)

		As at 31 March 2009		As at 31 March 2008
Authorised:				
19,10,00,000 (19,10,00,000) Equity shares of Rs.10 each	**19100.00**		19100.00	
1,09,00,000 (1,09,00,000) Redeemable cumulative preference shares of Rs.100 each	**10900.00**		10900.00	
		30000.00		30000.00
Issued, subscribed and paid up:				
10,79,48,196 (10,79,48,196) Equity shares of Rs.10 each	**10794.82**		10794.82	
3,00,000 (3,00,000) 14.50% Redeemable cumulative non-convertible preference shares of Rs.100 each	**300.00**		300.00	
8,50,000 (8,50,000) 11.50% Redeemable cumulative non-convertible preference shares of Rs.100 each	**850.00**		850.00	
1,00,000 (1,00,000) 10.00% Redeemable cumulative non-convertible preference shares of Rs.100 each	**100.00**		100.00	
		12044.82		12044.82

Notes:

1. **Equity shares include:**

   1,70,00,000 Equity shares allotted as fully paid up bonus shares, by capitalisation of Rs.1700 lac, from General Reserve.

2. **Preference shares:**

   (a) 14.50% Redeemable cumulative non-convertible preference shares of Rs.300 lac issued on private placement basis redeemable at par after the expiry of 60 months from the date(s) of allotment, have fallen due for redemption during the year 2001-02.

   (b) 11.50% Redeemable cumulative non-convertible preference shares of Rs.850 lac issued on private placement basis, redeemable at par after the expiry of 36 months from the date(s) of allotment, have fallen due for redemption during the year 2002-03.

   (c) 10.00% Redeemable cumulative non-convertible preference shares of Rs.100 lac issued on private placement basis, redeemable at par after the expiry of 36 months from the date(s) of allotment, have fallen due for redemption during the year 2003-04.

(Rupees in lac)

SCHEDULE 2

RESERVES AND SURPLUS

	As at 31 March 2009	As at 31 March 2008
Securities Premium Account	**13332.30**	13332.30
Debenture Redemption Reserve	**3800.00**	3800.00
Capital Redemption Reserve	**6500.00**	6500.00
Capital Reserve	**97.24**	97.24
Statutory Reserve	**41.33**	41.33
Total	**23770.87**	23770.87

SCHEDULE 3

SECURED LOANS #

(Rupees in lac)

	As at 31 March 2009	As at 31 March 2008
I. Privately placed non-convertible debentures : *		
(i) Series VII	**4500.00**	4500.00
Funded interest term loan	**2092.65**	2092.65
(ii) Series XIII	**10000.00**	10000.00
Funded interest term loan	**2277.06**	2277.06
Interest accrued and due	**7965.54**	6404.71
II. Loans :		
(a) From banks		
(i) Term Loans	**28535.40**	36221.33
(ii) Working capital loans and cash credit facilities	**14811.30**	17684.35
(b) From financial institutions		
Term loans	**10971.57**	10638.59
(c) Long term Loans and advances from others **	**138841.11**	120130.40
Total	**219994.63**	209949.09

* Includes debentures assigned to Asset Reconstruction Company (India) Limited (ARCIL) Rs. 16998.23 lac (Previous period Rs.16682.03 lac) (Refer Note No. 3 (b) of Schedule 15)

** Represent borrowings from certain banks and financial institutions which have been assigned to ARCIL by them. (Refer Note No. 3 (b) of Schedule 15)

Refer Note No. 3 (b) of Schedule 15

Notes to Schedule 3:

1. The secured loans as above are secured / to be secured by a *pari-passu* charge, by way of joint equitable mortgage, on immovable and movable properties of the Company, both present and future, hypothecation of inventories and all present and future book debts of the Company including Government subsidies, pledge of Company's investments in equity of other companies identified for divestment, Personal Guarantee of two Director(s) and by pledge of shareholding of the private promoters in the Company.

2. (i) Series VII privately placed non-convertible debentures (Face value Rs.4500 lac) in item I (i) are redeemable, at par, as follows

Year	2006	2007	2008	2009	2010	2011	2012	2013	2014
Rs. in lac	225	225	225	225	225	450	1125	900	900

(ii) Series XIII privately placed non-convertible debentures (Face value Rs.10000 lac) in item I (ii) are redeemable, at par, as follows

Year	2006	2007	2008	2009	2010	2011
Rs. in lac	875	1375	1750	1875	2250	1875

(Rupees in lac)

SCHEDULE 4

UNSECURED LOANS #

	As at 31 March 2009	As at 31 March 2008
1 **Short Term**		
From Others	**5770.00**	5770.00
Interest accrued and Due	**1772.74**	1233.05
2 **Other Loans**		
From Others	**32774.89**	29620.88
Interest accrued and Due	**11157.54**	7557.73
Total	**51475.17**	44181.66

Amount repayable within one year Rs.21106.78 lac (Previous period Rs. 15700.18 lac).

SCHEDULE -5

FIXED ASSETS

(Rupees In lac)

Description	GROSS BLOCK					DEPRECIATION					NET BLOCK	
	As at 31 March 2008	Additions/ Adjustments	Deductions/ Adjustments	Adjustments*	As at 31 March 2009 @	As at 31 March 2008	Additions/ Adjustments	Deletions/ Adjustments	Adjustments*	As at 31 March 2009	As at 31 March 2009	As at 31 March 2008
Tangible Assets												
Freehold Land and Development	19300.30	-	-	-	19300.30	-	-	-	-	-	19300.30	19300.30
Leasehold Land	1201.41	-	-	-	1201.41	51.22	14.59	-	-	65.81	1135.60	1150.19
Buildings and sanitary fittings	44811.86	6.25	170.55	917.30	45564.86	14206.36	793.38	103.81	917.30	15813.23	29751.63	30605.50
Plant and Machinery	191657.84	114.39	2466.29	3500.23	192806.17	115390.70	6884.04	1143.02	3500.23	124631.95	68174.22	76267.14
Electrical fittings and water supply installations	6616.79	0.12	0.08	583.13	7199.96	4490.94	265.45	0.08	583.13	5339.44	1860.52	2125.85
Furniture,Fixtures,office and other equipment	4513.64	155.95	161.39	-	4508.20	3161.72	196.42	129.34	-	3228.80	1279.40	1351.92
Roads	1102.53	-	-	82.87	1185.40	382.53	41.22	-	82.87	506.62	678.78	720.00
Railway siding	618.78	-	-	(36.52)	582.26	207.83	14.19	-	(36.52)	185.49	396.77	410.95
Vehicles	417.57	67.01	85.03	-	399.55	255.03	36.22	56.60	-	234.65	164.90	162.54
InTangible Assets												
Technical know-how	161.81	-	-	-	161.81	161.80	0.01	-	-	161.81	-	0.01
Total	270402.53	343.72	2883.34	5047.01	272909.92	138308.13	8245.52	1432.85	5047.01	150167.80	122742.12	-
Previous period	276210.11	2174.67	7982.25	-	270402.53	132949.64	12590.48	7231.99	-	138308.13	-	132094.40
Capital Work-in-progress/advances											3423.40	2119.97
(Refer Note No. B - 7 of Schedule 15)											126165.52	134214.37

@ Includes certain lands which are yet to be transferred to the Company's name

* Represents adjustments made in Gross block and depreciation reserve in respect of amounts added on revaluation in the year 2005-06 to bring them in line with balances in fixed asset register, for presentation purposes.

SCHEDULE 6

INVESTMENTS

(Rupees in lac)

	As at 31 March 2009	As at 31 March 2008
LONG TERM		
a) **In subsidiary companies - Unquoted**		
Indo-Jordan Chemicals Company Limited 2,31,63,000 (2,31,63,000) Equity shares of JD 1 each	**13747.68**	13747.68
Ind-Ital Chemicals Limited 1,26,873 (1,26,873) Equity shares of Rs.100 each	**345.89**	345.89
SPIC Fertilizers and Chemicals Limited, Mauritius 3,26,40,000 (3,26,40,000) Equity shares of USD1 each	**18453.62**	18453.62
SPIC Petrochemicals Limited 25,37,50,009 (25,37,50,009) Equity shares of Rs 10 each	**25375.00**	25375.00
SPIC Petrochemicals Limited 5,000 (5,000) 8 % Redeemable Cumulative Non Convertible Preference Shares of Rs.100/- each	**5.00**	5.00
Orchard Microsystems Limited 32,62,100 (32,62,100) Equity Shares of Rs.10/- each	**270.60**	270.60

INVESTMENTS (contd.)

(Rupees in lac)

	As at 31 March 2009	As at 31 March 2008
b) In Bonds		
SPIC Petrochemicals Limited (Zero interest non transferable bonds)*	30609.63	30609.63
c) Mutual funds		
In units of Unit Trust of India Nil (25,020) Units of Rs 10 each	-	3.36
In Canara Robeco Fortune-94 units of CanBank Mutual Fund 12,626 (12,626) units of Rs.10 each	1.00	1.00
d) In shares (fully paid)		
Cuffe Castle Co-operative Housing Society Limited 15 (15) shares of Rs. 50 each costing Rs. 750	0.01	0.01
Kodaikanal Co-operative Stores Limited 25 (25) shares of Rs.5 each costing Rs. 125	-	-
Chennai Willington Corporate Foundation 50 (50) Equity shares of Rs.10 each costing Rs. 450	-	-
e) OTHERS - Unquoted		
Technip India Limited 14,50,000 (14,50,000) Equity shares of Rs.10 each	145.00	145.00
EDAC Engineering Limited 14,27,143 (14,27,143) Equity shares of Rs.10 each	252.12	252.12
Biotech Consortium India Limited 2,50,000 (2,50,000) Equity shares of Rs.10 each	25.00	25.00
Cuddalore SIPCOT Industries Common Utilities Limited 15,915 (15,915) Equity shares of Rs.100 each	15.92	15.92
Gold Nest Trading Company Limited 2,49,000 (2,49,000) Equity Shares of Rs.100/- each	250.25	250.25
National Aromatics & Petrochemicals Corporation Limited 25,000 (25,000) Equity Shares of Rs.10/- each	2.50	2.50
SPIC Electric Power Corporation Private Limited 5,00,000 (5,00,000) Equity Shares of Rs. 10/- each	50.00	50.00
Tuticorin Alkali Chemicals and Fertilisers Limited 20,00,000 (20,00,000) - 5% Redeemable Cumulative Preference Shares of Rs 100/- each.	2000.00	2000.00
SPIC Aromatic & Chemicals Corporation Limited 5,000 (5,000) 8% Redeemable Cumulative Non Convertible Preference Shares of Rs.100/- each	5.00	5.00

INVESTMENTS (contd.)

(Rupees in lac)

	As at 31 March 2009	As at 31 March 2008
f) Quoted		
Tuticorin Alkali Chemicals and Fertilisers Limited		
66,80,113 (66,80,113) Equity shares of Rs.10 each	**1935.67**	1935.67
SICAL Logistics Limited		
5,77,681 (5,77,681) Equity shares of Rs.10 each	**158.14**	158.14
SICAGEN India Limited**		
5,77,681 (5,77,681) Equity shares of Rs.10 each	**	**
Tamilnadu Petroproducts Limited		
1,52,34,375 (1,52,34,375) Equity shares of Rs.10 each	**1980.47**	1980.47
SPEL Semiconductor Limited		
2,58,11,207 (2,58,11,207) Equity shares of Rs.10 each	**7738.98**	7738.98
Manali Petrochemical Limited		
6,58,66,053 (6,58,66,053) Equity shares of Rs.5 each	**4484.32**	4484.32
ICICI Bank Limited		
383 (383) Equity shares of Rs.10 each	**0.20**	0.20
State Bank of Bikaner and Jaipur #		
3450 shares of Rs.10 each	**1.85**	1.85
(Previous period 345 shares of Rs.100 each)		
g) TRADE (AT COST) - CURRENT		
(Unquoted unless otherwise stated)		
8.30% Fertilizer Companies GOI Special Bonds,2023	**2600.00**	3800.00
7.95% Fertilizer Companies GOI Special Bonds,2026	-	550.40
7.00% Fertilizer Companies GOI Special Bonds,2022	**167.00**	-
6.65% Fertilizer Companies GOI Special Bonds,2023	**267.90**	-
	110888.75	112207.61
Provision for diminution in value of investments	**53327.22**	8554.20
	57561.53	103653.41
Aggregate value of unquoted investments	**48139.83**	88568.00
Aggregate value of quoted investments	**9421.70**	15085.41
Market value of quoted investments	**8340.58**	17147.30

* Repayable in ten equal half yearly instalments after 12 years from the commencement of commercial production or total repayment of the term loan to the lenders whichever is earlier.

** Consequent to the Scheme of Arrangement (Demerger) between SICAL LOGISTICS LIMITED and SICAGEN INDIA LIMITED,Sanctioned by the Hon'ble High Court of Madras,by its Order dated 20 December 2007, the Company has been allotted 577681 equity shares of the face value of Rs.10/- each in SICAGEN INDIA LIMITED.

\# 3105 shares alloted to the Company consequent to the split of face value per equity share from Rs.100/- to Rs.10/-

SCHEDULE 7

(Rupees in lac)

INVENTORIES	As at 31 March 2009	As at 31 March 2008
Stores and spares	**3473.13**	4399.43
Raw materials	**2628.44**	5244.19
Work-in-process	**1050.76**	1682.54
Contracts-in-progress	**3276.00**	3523.99
Finished goods	**1636.44**	1277.31
Total	**12064.77**	16127.46

SCHEDULE 8

(Rupees in lac)

SUNDRY DEBTORS		As at 31 March 2009		As at 31 March 2008
Unsecured :				
Debts outstanding for a period exceeding six months:				
Considered good *	3292.10		6172.38	
Considered doubtful	2384.39		2884.21	
		5676.49		9056.59
Other debts:				
Considered good		1982.95		5828.87
		7659.44		14885.46
Less: Provision for doubtful debts		2384.39		2884.21
Total		5275.05		12001.25

* Includes Rs.2571.29 lac in Debts exceeding six months (Previous period Rs.3566.01 lac) and Rs.479.32 lac in Other debts (Previous period Rs.634.62 lac) retentions on account of Contract-in-progress.

SCHEDULE 9

(Rupees in lac)

CASH AND BANK BALANCES	As at 31 March 2009	As at 31 March 2008
Cash & Cheques on hand	12.95	23.70
Bank Balances		
With Scheduled Banks:		
In Current Accounts	377.55	340.82
In Deposit Accounts (including Margin money for Bank Guarantee)	28381.80	18961.80
In Dividend Account	-	15.95
With Other Banks :		
In Current accounts		
- The Gulf Bank, Kuwait *	-	5.30
Total	28772.30	19347.57

*** Maximum Balance at any time during the year-Rs. 5.30 lac(Previous period Rs. 237.81 lac)**

SCHEDULE 10 (Rupees in lac)

LOANS AND ADVANCES		As at 31 March 2009		As at 31 March 2008
Advances to / recoverable from subsidiary companies				
Considered good	5412.93		5079.46	
Considered doubtful	1722.93		1630.03	
	7135.86		6709.49	
Less: Provision for doubtful advances	1722.93		1630.03	
		5412.93		5079.46
Advances recoverable in cash or in kind or for value to be received:				
Unsecured:				
Considered good	7668.64		9097.57	
Considered doubtful	2801.64		2493.00	
	10470.28		11590.57	
Less: Provision for doubtful advances	2801.64		2493.00	
		7668.64		9097.57
Prepaid taxes less provisions (provision for tax - Rs. 1543.09 lac (previous period Rs.1490.21 lac)		3297.18		2280.92
Total		16378.75		16457.95

SCHEDULE 11

CURRENT LIABILITIES AND PROVISIONS

CURRENT LIABILITIES:				
Sundry creditors				
- Dues to micro and small enterprises (Refer Note No. B - 18 of Schedule 15)	25.30		15.49	
- Other than micro and small enterprises	67313.66		69040.84	
- Subsidiary companies	5284.65		4741.65	
Advance from customers	1833.57		2442.84	
Unclaimed dividends *	-		15.95	
Unclaimed deposits *	15.95		27.33	
Interest accrued but not due on loans	7983.88		8908.35	
		82457.01		85192.45
PROVISIONS				
Gratuity	917.70		612.82	
Leave encashment	469.98		381.70	
		1387.68		994.52
Total		83844.69		86186.97

* There are no amounts due and outstanding to be credited to the Investor Education and Protection Fund.

SCHEDULE 12 (Rupees in lac)

OTHER INCOME	Year ended 31 March 2009	Eighteen Months ended 31 March 2008
Dividends from trade investments	879.71	2141.87
Dividend from non-trade investments	0.10	0.67
Interest income	2070.07	276.66
(Tax deducted at source Rs. 301.04 lac; Previous period Rs. 30.66 lac)		
Profit on sale of investment (Net)	143.69	-
Conversion charges relating to Contract Manufacturing	298.45	-
Provision for doubtful debts/advances no longer required written back	98.28	-
Miscellaneous	1646.05	3177.63
Total	5136.35	5596.83

SCHEDULE 13
MANUFACTURING AND OTHER EXPENSES

(Rupees in lac)

		Year ended 31 March 2009		Eighteen Months ended 31 March 2008
Raw materials consumed				
Opening stock	5244.19		5290.04	
Add: Purchases	6004.04		67891.97	
	11248.23		73182.01	
Less: Raw materials sold	1037.10		599.33	
	10211.13		72582.68	
Less: Closing stock	2628.44		5244.19	
Raw materials consumed		7582.69		67338.49
Stores and spares consumed		311.36		933.19
Power and fuel charges		5077.93		22773.82
Water charges		644.45		1185.97
Sales promotion expenses		119.11		150.03
Salaries, wages and bonus		4953.19		7354.42
Contribution to gratuity and superannuation funds		727.45		1059.34
Contribution to provident and other funds		624.56		432.26
Staff welfare expenses		573.12		941.97
Rent		410.20		1158.21
Rates and taxes		951.00		3049.89
Excise duty *		(5.24)		77.29
Travelling expenditure		385.04		858.18
Other professional charges		403.88		577.70
Insurance		322.47		1083.30
Repairs to:				
Plant and machinery	1490.28		2619.17	
Buildings	281.42		564.64	
Others	234.64		554.61	
		2006.34		3738.42
Rebates and discounts		395.51		2051.23
Packing, transportation and handling		533.97		4936.63
Provision for Doubtful Debts		-		3777.51
Bad debts & advances written off	8.23		249.22	
Less: Transfer off from provision	-		32.02	
		8.23		217.20
Write down of non - moving inventories		853.22		937.89
Turnover tax		0.79		425.94
Assets written off		434.97		325.26
Loss on sale of asset(Net)		589.19		(11.04)
Materials and equipment for construction contracts		7347.15		19760.92
Sub-contractors payment		2474.48		4729.38
Exchange Fluctuation loss / (gain)(Net)		6924.90		(2495.63)
Miscellaneous expenses		1720.36		3642.35
Opening Stock				
Finished goods	1277.31		1474.11	
Work-in-process (including Contracts in progress)	5206.53		3138.12	
	6483.84		4612.23	
Closing Stock				
Finished goods	1636.44		1277.31	
Work-in-process (including Contracts in progress)	4326.76		5206.53	
	5963.20		6483.84	
		520.64		(1871.61)
Total		46890.95		149138.51

*Represents excise duty on stock differential. Excise duty on sales for the year is shown as deduction from turnover.

SCHEDULE 14

INTEREST AND FINANCIAL CHARGES

(Rupees in lac)

	Year ended 31 March 2009	Eighteen Months ended 31 March 2008
On debentures	**1011.58**	3226.79
On fixed loans	**6058.17**	22668.11
On others	**5704.56**	12616.57
Total	**12774.31**	38511.47

SCHEDULE 15

NOTES ON ACCOUNTS FOR THE YEAR ENDED 31 MARCH 2009

A. **SIGNIFICANT ACCOUNTING POLICIES**

i) **Basis of accounting**

The financial statements have been prepared under the historical cost convention, except for certain fixed assets which are revalued, on accrual basis and in accordance with the accounting principles generally accepted in India. The said financial statements comply with the relevant provisions of the Companies Act, 1956 (the Act) and the mandatory Accounting Standards notified by the Central Government of India under Companies (Accounting Standards) Rules, 2006.

ii) **Use of Estimates**

The preparation of financial statements requires the Management to make estimates and assumptions considered in the reported amounts of assets and liabilities including the disclosure of contingent liabilities as of the date of the financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in preparation of the financial statements are prudent and reasonable. Actual results could vary from these estimates. Any revision to accounting estimates is recognized prospectively in the current and future periods.

iii) **Fixed Assets and Depreciation**

Fixed Assets including intangible assets are capitalized at acquisition cost, including directly attributable cost of bringing the assets to its working condition for the intended use. Cost comprises of direct cost, related taxes, duties, freight and attributable finance costs (Refer (X) below) till such assets are ready for its intended use.

Certain assets have been revalued as on 31 March1996, 31 March 1999, 31 March 2000, 1 April 2002, 1 April 2003 and 31 March 2006 and the resultant surplus has been added to the cost of the assets with a corresponding credit to Revaluation Reserve Account.

Depreciation on fixed assets is provided on Straight Line Method (SLM) in accordance with and in the manner prescribed in Schedule XIV to the Companies Act, 1956. In respect of assets acquired prior to 1 April 1993 where depreciation was provided on SLM as per section 205(2) (b) of the Companies Act 1956 at rates which were higher than Schedule XIV rates, depreciation on the unamortised depreciable amount is provided over the residual life of the respective fixed assets.

iv) **Investments**

Long-term investments are valued at cost. Provision for diminution in the value of long-term investments is made, only if such decline is other than temporary in nature, in the opinion of the management. Current investments are carried at lower of cost or fair value.

v) **Inventories**

Inventories are valued at lower of cost and net realizable value. Cost includes freight, taxes and duties net of CENVAT / VAT credit wherever applicable. Customs duty payable on material in bond is added to the cost. The method of determining cost of various categories of inventories of various divisions is as follows:

Stores, spares and raw materials	-	Monthly weighted average method/first in first out method/annual average method
Work-in-Process and finished goods	-	Average cost of last quarter's production/ average annual cost, computed on full absorption costing method
By-Products	-	At Net realizable value
Contract in Progress	-	Work in Process on construction contracts reflects proportionate value of inputs and expenses on contracts yet to be billed

vi) **Revenue Recognition**

(a) Revenue (including price concession in respect of certain fertilizers) in respect of sale of products is recognized at the point of despatch to customers from plants and warehouses.

(b) Under the retention-pricing scheme, the Government of India reimburses the fertilizer industry; the difference between the retention price based on the cost of production and selling price (realized from the farmers) as fixed by the Government from time to time, in the form of a subsidy. This has been accounted as income on the basis of movement of Fertilizer from the factory as per the procedure prescribed by the Government and not on the basis of ultimate sales. In the case of increase in input costs/ expenses for which retention price is yet to be announced, the Company makes a reasonable estimate of incremental amount due and accrues the same as income for the period.

(c) Income on long-term contracts is recognized on percentage completion method and measured by reference to the percentage of cost incurred up to the reporting date to the estimated total cost for each contract. Provision for anticipated losses on the long-term contracts is made as and when it is established.

(d) Dividend income on investments is accounted for, when the right to receive the payment is established.

vii) **Foreign Currency Transactions**

Foreign currency transactions are recorded at the rate of exchange prevailing on the date of the transaction. At the year end, all monetary assets (other than investments) and liabilities denominated in foreign currency are restated at the year end exchange rates. Exchange differences arising on actual payment/realization and year end reinstatement referred to above are adjusted to the Profit and Loss Account.

Investments in foreign currency are reported using the exchange rate at the date of the transaction.

viii) **Employee Benefits**

(a) Defined Contribution Plan

Fixed contributions to (i) the Superannuation Fund pertaining to Officers and Executives which is administered by Company nominated trustees and managed by Life Insurance Corporation of India, (ii) the Superannuation Fund pertaining to staff members which is administered by Company nominated trustees and (iii) the Employee State Insurance Corporation (ESI) are charged to the Profit and Loss Account.

Company also contributes to a government administered Pension Fund on behalf of its employees, which are charged to the Profit and Loss Account.

(b) Defined Benefit Plan

i) The liability for Gratuity to employees as at the Balance Sheet date is determined on the basis of actuarial valuation using Projected Unit Credit method and is funded to a Gratuity fund administered by the Company nominated trustees. The liability thereof paid /payable is absorbed in the accounts. The actuarial gains/ losses are recognised in the Profit and Loss Account.

ii) The employees and the Company make monthly fixed contributions to the SPIC Limited Employees' Provident Fund Trust, equal to a specified percentage of the covered employee's salary. The interest rate payable by the Trust to the beneficiaries is being notified by the aforesaid Trust every year which is not less than the interest rate notified by Government of India under the Employees Provident Fund Scheme. The Company has an obligation to make good the shortfall, if any, in the fund.

(c) Long Term Compensated Absences

In respect of long term portion of compensated absences (Leave benefits), the liability is determined on the basis of actuarial valuation and is provided for.

(d) Short Term Employee Benefits

Short term employee benefits including accumulated compensated absences determined as per Company's policy/ scheme are recognized as expense based on expected obligation on undiscounted basis.

(e) Voluntary Retirement Scheme

Payments under voluntary retirement scheme are charged to the Profit and Loss Account over a period of five years from the accounting year in which the payments are made.

ix) **Research and Development Expenditure**

All revenue expenditure related to research and developments are charged to the respective heads in the Profit and Loss Account. Capital expenditure incurred on research and development is capitalised as fixed assets and depreciated in accordance with the depreciation policy of the Company.

x) **Borrowing costs**

Borrowing costs incurred after 1 April 2000 that are attributable to the acquisition of qualifying assets are capitalized as part of the cost of such assets. All other borrowing costs are charged to revenue.

xi) **Segment Reporting**

The accounting policies adopted for segment reporting are in line with the accounting policies of the Company.

a) Revenue and expenses have been identified to segments on the basis of their relationship to the operating activities of the segment. Revenue and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under unallocable corporate expenses.

b) Investments, advance towards investments and other advances, which are not allocable to segments, are excluded from segment capital employed.

xii) **Taxation**

Provision for Current tax is made based on the liability computed in accordance with the relevant tax rates and tax laws. Provision for deferred tax is made for timing differences arising between the taxable income and accounting income computed using the tax rates and the laws that have been enacted or substantively enacted as of the Balance Sheet date. Deferred Tax assets in respect of unabsorbed depreciation and carry forward of losses are recognized if there is virtual certainty that there will be sufficient future taxable income available to realize such losses. Other deferred tax assets are recognized if there is reasonable certainty that there will be sufficient future taxable income available to realize such assets.

xiii) **Provision, Contingent Liabilities and Contingent Assets**

Provisions are recognized only when there is a present obligation as a result of past events and when a reasonable estimate of the amount of obligation can be made. Contingent liability is disclosed for (i) possible obligation which will be confirmed only by future events not wholly within the control of the Company or (ii) present obligations arising from past events where it is not probable that an outflow of resources will be required to settle the obligation or a reliable estimate of the amount of the obligation cannot be made. Contingent assets are neither recognized nor disclosed in the financial statements.

xiv) **Impairment of Assets**

At each balance sheet date, the carrying values of the tangible and intangible assets are reviewed to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where there is an indication that there is a likely impairment loss for a group of assets, the Company estimates the recoverable amount of the group of assets as a whole, to determine the value of impairment.

B. NOTES ON ACCOUNTS

1 Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances) Rs.400.13 lac (Previous period Rs. NIL).

2. **Contingent Liabilities**

(a) Claims not acknowledged as debts :

(i) Disputed claims against the Company, which are being challenged before the Courts - Rs.3446.51 lac (Previous period Rs.3146.81 lac).

The Company has been advised that there are reasonable chances of successful outcome of the cases and accordingly no provision is considered necessary.

(ii) Other disputed claims Rs.568.31 lac (Previous period Rs. 568.31 lac).

(b) Guarantees/Security given to Banks/Financial Institutions on behalf of other companies Rs. 4500 lac (Previous period Rs.4500 lac).

(c) Bank Guarantees outstanding Rs.765.91 lac (Previous period Rs.766.90 lac)

(d) Cumulative amount of Preference Dividend and Dividend Tax thereon not provided for the period from 1.4.2001 to 31.3.2009 is Rs.1759.56 lac (Previous period Rs.1582.67 lac).

(e) No provision is considered necessary for the following disputed Income Tax, Sales Tax, Excise duty, Service tax, Electricity tax and Employees State Insurance demands which are under various stages of appeal proceedings. The Company has been advised that there are reasonable chances of successful outcome of the appeals.

Name of the Statute	Nature of the Dues	Period to which the amount relates	Amount (Rs. in lac)	Forum where pending
Direct Taxes Income Tax Act, 1961	Income Tax	1996-97 to 2000-01	**2553.69** (2774.17)	Income Tax Appellate Tribunal & Madras High Court
Indirect Taxes Central Excise Act, 1944	Excise duty	1998-99 to 2007-08	**407.11** (407.11)	Commissioner of Central Excise (Appeals) / Customs, Excise and Service Tax Appellate Tribunal
	Service Tax	2003-04 to 2007-08	**124.23** (127.47)	Commissioner of Central Excise (Appeals) / Madras High Court
Sales Tax Act under various State enactments	Local Sales Tax	1996-97 to 2001-02	**156.77** (156.77)	Deputy Commissioner (Appeals) / Sales Tax Appellate Tribunal
Central Sales Tax Act, 1956	Central Sales Tax	1998-99 to 2001-02	**86.35** (86.35)	Deputy Commissioner (Appeals) / Sales Tax Appellate Tribunal
Tamilnadu Electricity (Taxation on Consumption) Act, 1962	Electricity Tax	1985-86 to 1993-94	**1050.54** (1050.54)	Madras High Court
Employees State Insurance Act *	ESI dues	1977 to 2003	**10026.73** (422.28)	ESI Court / Madras High Court
Total			**14405.02** (5024.69)	

* Includes disputes relating to the period 1977 to 1992 decided by the ESI court in favour of the Company against which the Employees State Insurance Corporation has gone an appeal before the Hon'ble Madras High Court.

Out of the above amount, an amount of Rs.3247.87 lac (Previous period Rs.2973.08 lac) has been deposited under protest/ adjusted by relevant authorities.

3. (a) Consequent to the implementation of Corporate Debt Restructuring (CDR) Package dated 19.03.2003, the Company had availed interest relief from various banks and financial institutions amounting to Rs.4110.36 lac for the year 2002-03 and continued to accrue the interest liability at the reduced rates in the subsequent years upto 31.03.2008. The principal amount and the accrued interest aggregating to Rs.90561.17 lac (Previous period Rs.67942.09 lac) which has already fallen due for payment, remain unpaid.

(b) As on 31 March 2009, eighteen out of thirty five secured lenders covering more than 70% of secured debts in value had assigned the financial assistance granted by them along with the attendant security interests in favour of Asset Reconstruction Company (India) Limited (ARCIL), under the provisions of Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 (SARFAESI Act). ARCIL has also issued a notice dated 23.10.2008 u/s 13(2) of the said Act confirming the assignment of debts in its favour and requiring the Company to make the repayments to it. The Company is on continuous discussions with ARCIL for an appropriate restructuring scheme including for reduction in principal and interest liabilities . Based on the discussions which have reached an advanced stage, the Company is hopeful of achieving a sustainable debt level upon implementation of the restructuring scheme. In view of this, the Company expects substantial debt relief and hence no provision is considered necessary for interest for the year aggregating to Rs.14999.81 lac on the secured loans assigned to ARCIL accounted at contracted rates mentioned in the CDR package referred in Para (a) above.

(c) Out of the remaining secured lenders who have not assigned their debts to ARCIL, one lender has sent a communication to the Company, withdrawing its consent to the restructuring of the term loan facility under the CDR and advising the Company to take note of the same. However, the Company has not received any demand from such other lenders on this account though as per the approved restructuring package, the Institutions/Banks retain the right to revoke the package in case the Company does not meet its commitments as stipulated in the package. The Company continues to accrue interest on these loans at the reduced rate as per CDR package.

(d) As certain working capital lending banks have raised claims before the Hon'ble Debt Recovery Tribunal (DRT) which the Company is contesting, opening of letters of credit by banks was affected. As a result, the Ammonia and Urea plants which were stopped on 26.3.2007 for turnaround activities could not recommence their operations. The Phosphatic plants also could not be operated. DRT based on the report furnished by the lead bank vide its interim order dated 19.6.2007 directed the said bank to release the subsidy amount of Rs.2077 lac to the Company for its operational expenses and Rs.21314 lac to various consortium banks against their devolved Letters of Credit (LCs) with a further direction to open fresh LCs to the extent of money received by them in order to keep the Company functioning.

In compliance with DRT's direction certain banks opened fresh Letters of Credit. This enabled the Company to recommence the operations of the Phosphatic plants from 19.8.2007 to 4.2.2008 . Since certain banks have appropriated the subsidy amount against their dues without opening fresh LCs, the Company filed interim applications before DRT praying for a direction to the lead bank to arrange for the opening of LCs by the said banks to the extent of payments received by them and to release the subsidy amount to the Company for procurement of raw materials. The DRT while disposing the interim applications filed by the Company, had directed the lead bank vide its order dated 3.1.2008 to deposit the subsidy amount retained by it in the fixed deposits of certain banks. An appeal was filed by the lead bank against the above direction and the Hon'ble Debt Recovery Appellate Tribunal (DRAT) vide its order dated 24.1.2008 had directed it to keep the subsidy amounts in maximum interest earning no-lien account effective 25.01.2008 until further orders and the said deposit is maintained by the lead bank. The Company also filed appeals before DRAT challenging the order of DRT dated 3.1.2008 and DRAT in its order dated 5.3.2008 had directed the lead bank to disburse a sum of Rs.800 lac per month, commencing from 15.3.2008 from the said deposit to the Company to meet the statutory and critical payments and make a one time payment of Rs.500 lac for its start-up expenses. Certain lending banks had filed writ petitions/civil revision petitions against the order of the DRAT before the Hon'ble Madras High Court and the court vide its order dated 7.1.2009 upheld the interim direction of the DRAT.

The Special Leave Petitions (SLP) filed by the lead and other banks against the order of the Madras High Court, were also dismissed by the Hon'ble Supreme Court, vide its order dated 27.2.2009 and consequently the Company received Rs.10400 lac on 23.3.2009 from the deposit of Rs.25368 lac kept in the maximum interest earning no lien account as on that date. As on 31 March 2009, the balance remaining in the said account is Rs.14968 lac (Previous period Rs.18628 lac). The main appeal is pending before DRAT.

(e) The balances of loans/interest accrued due to some of the lenders as on 31.03.2009 to the extent of Rs.51160.68 lac (Previous period Rs.41987.12 lac) are subject to confirmation.

4. Going Concern

The current year loss amounted to Rs.70720.83 lac and the accumulated loss as on 31 March 2009 amounted to Rs.144912.26 lac. The current liability of the Company as on 31 March 2009 exceeded the current assets as on that date. In spite of these, the financial statements of the Company have been prepared on a going concern basis in view of the following:

i) the current year loss includes provision for diminution in value of investments, interest and exchange loss pertaining to overdue overseas creditors amounting to Rs.60535.96 lac. Consequently, the operating loss is only Rs.10184.87 lac. The said operating loss is mainly on account of non-availability of working capital and unsustainable level of debts. The Company is having on going discussions with ARCIL for an appropriate scheme as referred to in Note No. 3(b). The Company is hopeful of successful outcome on these efforts, to bring down the debts to sustainable level.

ii) the contract manufacturing undertaken by the Company and own production of phosphatic fertilizers during the period from 22.11.2008 to 28.12.2008 by which its complex fertilizer plants at Tuticorin were partially operated during the year and the continuous operation of other divisions of the Company viz., Pharmaceutical, SPIC Maintenance Organization and Agri Business throughout the financial year.

iii) the funds retained by the lead bank which is expected to be available on crystallization of the scheme along with the funds with the Company as referred to in Note No. 3(d) above and the fertilizer bonds held by the Company as referred to in Note No. 10, will enable the Company to recommence its fertilizer operations.

5. The fixed assets were revalued by independent professional valuers in earlier years. The details of said revaluation and the resultant surplus in value are as follows:

Assets revalued	Revalued as on	Division	Revaluation uplift (Rupees in lac)
Fixed assets (other than furniture and fittings, office equipment, vehicles, ships and certain buildings and plant and machinery)	31.3.1996	All Divisions except shipping	36659.06
Land, buildings and plant and machinery	31.3.1999	Pharmaceuticals and Biotechnology	5412.77
Fixed assets (other than furniture and fittings, office equipment and vehicles)	31.3.2000	Fertilizer	30905.38
Fixed assets (other than furniture and fittings, office equipment and vehicles)	1.4.2002	Fertilizer	35086.61
Land and buildings, plant and machinery, compound wall and Roads	1.4.2003	Pharmaceuticals and Biotechnology	6940.24
Fixed assets (other than furniture and fittings, office equipment and vehicles)	31.3.2006	Fertilizer	14912.79
Administrative buildings and land	31.3.2006	Pharmaceuticals and Biotechnology	21857.00

6. The Company's investments included Rs.13840.21 lac (net of provision) (Previous period Rs.13840.21 lac) in equity share capital of one of the promoted companies, which has invested in a wholly owned subsidiary Company in Dubai, whose objective was production of ammonia and urea in Jebel Ali Free Zone, Dubai. Since the project did not materialize due to non allocation of gas, the said subsidiary Company has during the year commenced activities for dismantling the existing plant and machinery at the project site with a view to relocate the same where assured gas supply could be obtained. In view of this negative development, the Management reviewed the carrying value of this investment and has provided for full value towards its diminution.

7. Capital work in progress/advances include a sum of Rs. 2091.04 lac (Previous period Rs.2091.04 lac) being advances paid to MCC Finance Limited for purchase of certain immovable properties. The Company entered into sale agreements for these properties with MCC Finance Limited and the execution and registration of sale deeds are pending. The Administrator/Provisional Liquidator of MCC Finance Limited filed a Petition before the Company Court at Chennai seeking a direction that the sale agreements entered into between the Company and MCC Finance Limited be declared null and void. The said Petition was allowed by the Single Judge on 18.6.2003. The Company has filed an appeal against the Order before the Division Bench of the Madras High Court. The Division Bench admitted the appeal and ordered status quo be maintained, pending disposal of the appeal.

8. The Company promoted SPIC Petrochemicals Limited (SPIC Petro) in 1994-95 for the manufacture of Polyester Filament Yarn (Capacity : 80000 TPA) and Purified Terepthalic Acid (Capacity : 315000 TPA). The Company has so far invested Rs.25375.00 lac in the equity share capital, Rs.5.00 lac in 8% redeemable cumulative non convertible preference share capital, Rs.30609.63 lac in Unsecured Zero Interest Bonds redeemable after 12 years from the date of commencement of commercial production or repayment of all the term loans to the lenders, whichever is earlier. In view of the pending litigation between Chennai Petroleum Corporation Limited (CPCL) and the Company and the consequent interim injunction granted by the Madras High Court in 1997 to stop implementation of activities, there has been a suspension of activities.

The draft Memorandum of Settlement (MoS) between CPCL and the Company which was approved by the Ministry of Petroleum and Natural Gas (MoPNG), Government of India, in March 2001 is awaiting formal execution. The Company initiated discussions with Financial Institutions and Banks for resolving the financial issues through re-structuring of all the loans, grant of reliefs and concessions and further financial assistance. A high level meeting with the Financial Institutions and Banks, who have funded this project, was held at Mumbai in June 2001.The Lenders have formed a committee comprising representatives from IDBI, ICICI, SBI and Dena Bank to review the project and re-appraise the viability of the project.

The Lenders Committee appointed Tata Consulting Engineers Limited (TCE) as Lenders' Engineer to assess the revised project cost and the viability of the project. TCE have completed their study and submitted their report to IDBI in August 2002 and IDBI had requested TCE to do an update of the report by December 2003 and the revalidation was completed by February 2004.

Meanwhile, in January 2003, ICICI Bank Limited filed an application before the Hon'ble Debt Recovery Tribunal for appointment of a Receiver in respect of properties of SPIC Petro. The Tribunal, on 14.2.2003, granted interim relief by way of appointment of a Receiver with a direction to get the property valued for sale. The appeals of SPIC Petro and that of the Company before the Debt Recovery Appellate Tribunal were dismissed on 10.3.2003. Aggrieved by this, SPIC Petro and the Company filed Writ Petitions before the Hon'ble Bombay High Court for staying the orders of the Tribunal and of the Appellate Tribunal.

The Bombay High Court, on 17.4.2003, adjourned the Petitions with a direction that SPIC Petro will neither be dispossessed from the property, nor will the property be sold as directed by the Tribunal. The High Court further directed IDBI to make available TCE's report to the Court, to SPIC Petro and to the Company. SPIC Petro was also required to submit a report as to the possibilities of revival and how the necessary finance will be raised and its liabilities cleared.

Pursuant to the directions of the Court, SPIC Petro submitted the revival report on 30.6.2003 to which, ICICI Bank filed its observations. The matter is pending before the Hon'ble Bombay High Court.

Some of the creditors have filed winding up petitions against SPIC Petro and the Company is actively defending the same.

As part of the revival strategy, SPIC Petro approached MoPNG to help to identify a strategic partner. The Ministry advised Oil and Natural Gas Corporation (ONGC) to examine the project. ONGC formally expressed its interest on 26.10.2005 and nominated a nodal agency on 9.11.2005 for coordinating the transaction and facilitating the process. Subsequently, between 19.12.2005 to 6.1.2006, ONGC conducted a detailed due diligence exercise (with the technical part conducted by M/s.Toyo India Limited, the financial part by M/s. Ernst & Young India Limited and the legal portion by M/s. Amarchand & Mangaldas & Suresh A Shroff Limited.). ONGC also had a meeting with the engineering consultant / technology supplier for the Polyester project to clarify the support that would be extended by the consultant on revival of the project by ONGC.

SPIC Petro also obtained support letters from the PTA technology supplier and the engineering consultant. Recently, the validity of the PTA license was extended by one more year till March 2009. Though, ONGC could not pursue the above proposal further due to administrative reasons, SPIC Petro, continues its efforts to identify interested investors for the project. SPIC Petro has also requested the State Government to provide structural assistance to the project. The Government of Tamil Nadu has offered to extend structured assistance for the project.

Moreover, SPIC Petro is actively pursuing the option of re-financing the project and commencing the operations of polyester segment of the project at the earliest. Asset Reconstruction Company (India) Limited [ARCIL] has acquired the loan facilities/rights of ICICI Bank, Bank of Baroda and Dena Bank. IDBI had also assigned its loan facilities/rights to its own Stressed Assets Stabilization Fund [SASF]. ARCIL / SASF together have acquired a substantial quantum of the debt extended to SPIC Petro.

As part of the revival process and to identify a joint venture partner interested in participation, ARCIL has recently engaged Tata Consulting Engineers [TCE] to do a valuation of the Company's assets and to establish the sustainable debt level of the project. TCE has completed their study and submitted its Techno Commercial Evaluation report to ARCIL. The report is positive about the value of the assets and the possibility of revival with an appropriate restructuring.

ARCIL had appointed Yes Bank who have prepared an Information Memorandum (IM) setting out the complete status and viability of the project. Yes Bank has sent letters seeking Expression of Interest from potential new investors within and outside India.

SPIC Petro is co-ordinating with ARCIL on the restructuring process and the progress on this effort is satisfactory on the following aspects:

(i) The lenders are interested in reviving the project rather than disposing the assets.

(ii) The lenders are identifying the joint venture partner and also prepared to implement a suitable restructuring scheme which will ensure the viability of the project.

(iii) The Techno Commercial Evaluation study clearly indicates that the project has favourable cost economics and timelines as compared to a green field project of similar configuration.

(iv) During the year, certain potential investors have visited the project site and are in the process of evaluation of the technical and economic feasibility of revival.

In view of the above developments and with the revival of the economy, the Company is hopeful that a potential investor will come forward and with the support of the lenders, the project will take shape. However, considering the inordinate delay in the implementation of this project and as a prudent measure provision has been made for full value of investments in equity and preference shares aggregating to Rs.25380 lac.

9. The Company has given an undertaking to the lenders of Tuticorin Alkali Chemicals and Fertilizers Limited for non disposal of its shareholdings in the said Company without their prior approval.

10. During the period, the Government of India, Ministry of Chemicals and Fertilizers, has issued "Fertilizer Companies' Government of India Special Bonds", amounting to Rs.434.90 lac (Previous period 4350.40 lac) towards subsidy receivable. These bonds have been treated as Current Investments (included in Schedule 6). The bonds are tradeable in the market and therefore, it is restated at fair value as at 31 March 2009 resulting in a charge to the Profit and Loss Account to the extent of Rs.42.33 lac (Previous period Rs.153.23 lac) has been considered in the accounts. The Company has also disposed of bonds worth of Rs.1750.40 lac (Previous period Rs. Nil) during the current year and the profit on sale of such bonds amounting to Rs.144.21 lac has been credited to other income.

11. Miscellaneous expenditure, to the extent not written off or adjusted, represents the amounts paid under Company's voluntary retirement scheme for employees being amortized over a period of five years from the accounting year in which the liability was incurred as detailed below:

(Rupees in lac)

Particulars	As at 31.03.2009	As at 31.03.2008
Opening Balance	**139.97**	396.96
Less: Amortized during the period	**139.97**	256.99
Closing Balance	–	139.97

12. Sundry debtors and loans & advances include certain overdue and unconfirmed balances. However, in the opinion of the Management these current assets would in the ordinary course of business realize the value as stated in the accounts.

13. (a) Information in accordance with the requirements of the revised Accounting Standard - 7 on Construction Contracts notified under Companies (Accounting Standard) Rules, 2006 is as below:

(Rupees in lac)

Particulars	Year ended 31 March 2009	Eighteen Months ended 31 March 2008
Contract revenue recognized as revenue in the period	**11769.67**	27617.19
Aggregate amount of contract costs incurred and recognized profits (less recognized losses) for all the contracts in progress	**3694.12**	21581.13
Advances received	**1524.55**	2039.30
The amount of retention due from customers for contracts in progress	**2996.14**	4050.41
Gross amount due from customers for contracts in progress	**156.34**	1336.95

(b) Research and Development expenses incurred on revenue account is Rs.254.82 lac (Previous period Rs. 216.04 lac)

14. **Disclosure as per Accounting Standard 15 (Revised)**

The Company has adopted Accounting Standard – 15 (Revised 2005) on employees benefits effective from 1 April 2008 and there is no significant impact in the financial statements on this account. Disclosures required under the said standard are given below:

a) **Movement**

(Rupees in lac)

Particulars	2008-09
Projected Benefit Obligation as of 1 April 2008	**1213.66**
Service cost	**101.18**
Interest cost	**87.83**
Actuarial Loss	**351.06**
Benefits paid	**(236.03)**
Projected Benefit Obligation as of 31 March 2009	**1517.71**
Amount recognised in the Balance Sheet:	
Projected benefit obligation at the end of the year	**1517.71**
Fair value of plan assets at the end of the year	**1029.82**
Liability recognised in the Balance Sheet	**487.89**
Cost of defined plan for the year	
Current service cost	**101.18**
Interest on obligation	**87.83**
Expected return on plan assets	**89.43**
Net actuarial loss recognized in the year	**390.45**
Net cost recognized in the Profit and Loss account	**490.02**
Fair value of plan assets at the beginning	**1215.80**
Expected return on plan assets assuming that movements occur in mid year	**89.44**
Benefits paid (claim settled)	**236.03**
Actuarial gain/loss on plan assets	**(39.38)**
Fair value plan assets at the end of the financial year	**1029.82**

b) **Mean Financial Assumptions**

Particulars	2008-09
Discount Rate	**8%**
Salary escalation rate	**6%**
Demographic assumptions – Mortality	**LIC 94-96 rates**
Demographic assumptions – Withdrawal	**3%**

The amounts provided for gratuity as per actuarial valuation has been arrived after considering future salary increases, inflation, seniority and promotion.

This being the first year of disclosure, previous year figures have not been furnished.

15. **Managerial Remuneration.**

(Rupees in lac)

Particulars	Year ended 31 March 2009	Eighteen Months ended 31 March 2008
Salaries	**18.00**	43.20
Contribution to Provident and other funds	**5.70**	13.68
Perquisites	**14.36**	34.74
Special Allowance	**15.00 ***	38.70 **
Directors' sitting fees	**5.30**	7.90
Total	**58.36**	138.22

* Rs.15 lac is payable as on 31 March 2009 .

** Includes the remuneration paid to two whole time Directors who have retired from service on 31.3.2007 and 30.9.2007 respectively.

The appointment and remuneration of a former Director for the period 30.7.1990 to 26.9.1990, aggregating to Rs.19206.90 paid during earlier years, is subject to approval of the shareholders and the Central Government.

The Whole-time Directors are covered under the Company's gratuity policy along with the other employees of the Company. Proportionate amount of gratuity is not included in the aforementioned disclosure.

16. **Auditors' Remuneration**

(Rupees in lac)

Particulars	Year ended 31 March 2008	Eighteen Months ended 31 March 2009
Audit fees	**25.00**	37.50
Fees for other services	**10.41**	30.17
Reimbursement of expenses / statutory levies	**0.50**	1.00

17. **The information required by paras 3 and 4 of Part II of Schedule VI to the Companies Act, 1956 is as under:**

I. CAPACITY, PRODUCTION, PURCHASES, SALES, CONSUMPTION AND STOCKS:

Quantitative information in respect of goods manufactured/purchased

(a) LICENSED CAPACITY, INSTALLED CAPACITY AND ACTUAL PRODUCTION:

PRODUCTS #	LICENSED CAPACITY (Metric Tonnes) PER ANNUM	*** INSTALLED CAPACITY (Metric Tonnes) PER ANNUM	ACTUAL PRODUCTION (Metric Tonnes) PER ANNUM
Ammonia	**352000**	**352000**	**-**
	(352000)	(352000)	(150534)
Urea	**	***620400**	**-**
		(620400)	(257701)
Complex Fertilizers (DAP & NPK) In terms of P2O5 (Phosphorous Pentoxide)	**	**278800**	**1245**
		(278800)	(94596)
Aluminium Fluoride	**	***10000**	**2463**
		(10000)	(6132)
Sulphuric Acid	**150000**	**150000**	**21084**
	(150000)	(150000)	(89444)
Phosphoric Acid	**52800**	**52800**	**2780**
	(52800)	(52800)	(32365)
Pencillin-G (MMU)	**	******2000**	**1895**
		(2000)	(2833)

(Figures in brackets are for 18 months period ended 31 03 2008)

Includes products for captive consumption.

* Reassessed capacity by Government of India.

** These products are delicensed.

*** As certified by the Management, but not verified by Auditors, being a technical matter.

**** Formal approval yet to be received.

(b) PURCHASE OF FINISHED GOODS

Particulars	Year ended 31 March 2009		Eighteen Months ended 31 March 2008	
	Quantity (Metric Tonnes)	Value (Rupees in lac)	Quantity (Metric Tonnes)	Value (Rupees in lac)
Cytozyme (Litres)	-	-	65020	196.90
Cytozyme (Kilograms)	-	-	67040	20.63
Others		**899.30**		744.87
		899.30		962.40

(c) SALES AND SERVICES

Particulars	Year ended 31 March 2009		Eighteen Months ended 31 March 2008	
	Quantity	Value	Quantity	Value
	(Metric Tonnes)	(Rupees in lac)	(Metric Tonnes)	(Rupees in lac)
Urea	-	-	263590	12731.39
Di-Ammonium Phosphate	-	-	194405	33468.52
20:20	6225	1789.25	29783	3183.74
17:17:17	-	-	-	-
Aluminium Fluoride	2414	1634.06	6214	3236.42
Gypsum	148582	1675.87	317054	2017.62
Cytozyme (Litres)	-	-	92947	400.51
Cytozyme (Kilograms)	-	-	114275	50.78
Penicillin - G (MMU)	1767	9350.42	2822	15181.16
Fertilizer and Transport Subsidy		639.18		43823.78
Income from Contracts		12641.92		30614.82
Others		11463.34		5869.81
Total		39194.04		150578.55

(d) RAW MATERIALS CONSUMED

Particulars	Year ended 31 March 2009		Eighteen Months ended 31 March 2008	
	Quantity	Value	Quantity	Value
	(Metric Tonnes)	(Rupees in lac)	(Metric Tonnes)	(Rupees in lac)
Naphtha	-	-	108689	32814.47
Rock Phosphate	10008	554.17	112304	5402.03
Sulphur	6998	736.42	29695	1960.59
Aluminium Hydroxide	2861	450.91	7260	1205.36
Sulphuric Acid	-	-	39101	393.70
Ammonia	1556	185.99	49603	6952.13
Phosphoric Acid	4153	1038.23	66404	13367.69
Phenyl Acetic Acid	-	-	226	205.87
Butyl Acetate	-	-	639	484.10
Cane Sugar	-	-	12845	1752.08
Demulsifier	-	-	104	172.44
Cotton Seed Meal	-	-	2345	463.14
Others		4616.97		2164.89
Total		7582.69		67338.49

(e) STOCK PARTICULARS OF FINISHED GOODS (INCLUDING TRADED GOODS)

(Previous period's figures are given in brackets)

Particulars	OPENING STOCK		CLOSING STOCK	
	Qantity	Value	Quantity	Value
	(Metric Tonnes)	(Rupees in lac)	(Metric Tonnes)	(Rupees in lac)
Urea	**59**	**10.47**	**59**	**10.47**
	(5948)	(179.48)	(59)	(10.47)
Di-Ammonium Phosphate	**8**	**1.38**	**8**	**1.38**
	(508)	(73.69)	(8)	(1.38)
Complex Fertilizer (NPK 20 : 20 : 00)	-	-	-	-
	(2786)	(285.96)	(-)	(-)
Complex Fertilizer (NPK 17 : 17 : 17)	-	-	-	-
	(-)	(-)	(-)	(-)
Aluminium Fluoride	**127**	**55.60**	**176**	**83.96**
	(209)	(79.83)	(127)	(55.60)
Gypsum	**70707**	**580.44**	**40127**	**417.10**
	(327376)	(193.38)	(70707)	(580.44)
Cytozyme (Litres)	-	-	-	-
	(27927)	(88.81)	(-)	(-)
Cytozyme (Kilograms)	-	-	-	-
	(47235)	(13.70)	(-)	(-)
Pesticides (Litres)	-	-	-	-
	(-)	(-)	(-)	(-)
Penicillin-G (MMU)	***56.20**	**293.46**	**177.20**	**779.27**
	(56.66)	(221.56)	(56.20)	(293.46)
Others		**335.96**		**344.26**
		(337.70)		(335.96)
Total		**1277.31**		**1636.44**
		(1474.11)		(1277.31)

*After adjusting an internal transfer of 7.000 MMU.

(Rupees in lac)

	Year ended 31 March 2009	Eighteen Months ended 31 March 2008
(II) EXPENDITURE IN FOREIGN CURRENCY		
Interest	-	1207.87
Travelling	**43.47**	35.17
Royalty	-	41.54
Others	**53.31**	11.11
(III) EARNINGS IN FOREIGN EXCHANGE		
Export on FOB basis	**4466.00**	3188.96
Income from Contracts	-	69.82
Dividend income	-	1300.14
Others	**559.67**	0.67
(IV) CIF VALUE OF IMPORTS		
Raw Materials	**139.93**	12836.21
Furnace oil	-	-
Components and spare parts	**181.94**	454.29
Capital goods	**20.72**	-

(V) VALUE OF RAW MATERIALS, COMPONENTS AND SPARE PARTS CONSUMED

	Year ended 31 March 2009				Eighteen Months ended 31 March 2008			
	Raw Materials		Components & Spare parts		Raw Materials		Components & Spare parts	
	Percentage to total consumption	Value (Rs.in lac)	Percentage to total consumption	Value (Rs.in lac)	Percentage to total consumption	Value (Rs.in lac)	Percentage to total consumption	Value (Rs.in lac)
Imported	34.72	2632.66	14.72	178.28	19.52	13143.01	26.03	507.26
Indigenous	65.28	4950.03	85.28	1032.82	80.48	54195.48	73.97	1441.64

18. The amount outstanding for more than 45 days is Rs.Nil (Previous period Rs. Nil) to Micro, Small and Medium enterprises as per Micro, Small and Medium Enterprises Development Act, 2006 on the basis of such parties having been identified by the Management and relied upon by the auditors.

Particulars	31 March 2009	31 March 2008
Dues outstanding for more than 45 days	NIL	NIL
Amount remaining unpaid as at the end of the year		
- Principal amounts	NIL	NIL
- Interest amounts	NIL	NIL
The amount of interest paid in terms of section 18, along with the amounts of the payment made to the supplier beyond the appointed day during the year	NIL	NIL
The amount of interest due and payable for the period of delay in making payment :		
- As per the terms of the contract	NIL	NIL
- As specified by the Act	NIL	NIL
The amount of interest accrued and remaining unpaid at the end of the year	NIL	NIL

19. The Company has reviewed its deferred tax assets and liabilities as at 31 March 2009. The Company has carry forward losses and unabsorbed depreciation, which give rise to deferred tax asset of Rs 57087.84 lac (Previous period Rs.50792.73 lac). However in the absence of virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax assets can be realized, the said deferred tax asset that can be recognized is restricted to the deferred tax liability of Rs.18269.68 lac (Previous period Rs.17319.16 lac) as given below. Accordingly, there is no net deferred tax asset or liability as at 31 March 2009 to be accounted for.

(Rupees in lac)

Particulars	As at 31 March 2009	As at 31 March 2008
Depreciation	6371.44	6970.96
Subsidy	11898.24	10348.20
Deferred tax liability	18269.68	17319.16
Provision for doubtful debts	2348.36	5446.74
Carry forward business losses and unabsorbed depreciation restricted to	15921.32	11872.42
Deferred tax asset	18269.68	17319.16
Net deferred tax asset	-	-

20. **Disclosure as required under clause 32 of the Listing Agreement:**

(Rupees in lac)

Particulars	Amount outstanding as at 31 March 2009	Maximum amount outstanding during the year
Loans and advances in the nature of loans to subsidiaries	**(Nil)**	**(Nil)**
Loans and advances in the nature of loans to associates	**(Nil)**	**(Nil)**
Loans and advances in the nature of loans where there is:		
(I) No repayment schedule or repayment beyond seven years	**(Nil)**	**(Nil)**
(or)		
(II) No interest or interest below section 372A of the Companies Act	**(Nil)**	**(Nil)**
Loans and advances in the nature of loans to firms/companies in which the directors are interested: - SICAL Logistics Limited	**Nil** (920.38)	**920.38** (1530.00)
Investment by the loanee in the shares of the Company	**684.09** (684.09)	

21. **Segment Reporting**

Primary segment information (Business segments)

(Rupees in lac)

Particulars	Agro Inputs	Bulk Drugs and Formulations	SMO	Others	Total
Segment revenue					
Sales to external Customers	**12367.27** (98993.22)	**10349.30** (14778.72)	**12641.92** (30614.82)	**2420.32** (3363.11)	**37778.81** (147749.87)
Other Income	**1468.60** (1836.50)	**215.41** (262.27)	**367.60** (116.81)	**18.80** (26.49)	**2070.41** (2242.07)
Unallocated income					**3065.94** (3354.77)
Inter segment Revenue	-	-	-	-	-
Total Revenue	**13835.87** (100829.72)	**10564.71** (15040.99)	**13009.52** (30731.63)	**2439.12** (3389.61)	**42915.16** (153346.71)
Elimination of inter segment sales	-	-	-	-	-
Total Net Revenue	**13835.87** (100829.72)	**10564.71** (15040.99)	**13009.52** (30731.63)	**2439.12** (3389.61)	**42915.16** (153346.71)
Segment results	**(8450.67)** (-6646.48)	**(1626.13)** (-191.55)	**585.50** (734.30)	**(278.57)** (-634.38)	**(9769.87)** (-6738.11)
Unallocated expenses net of unallocated income					**48123.77** (11160.78)
Profit / (Loss) before interest etc.,and taxation					**(57893.64)** (-17898.89)
Interest Expenses (Net) not allocable to segments					**12774.31** (38511.47)
Profit / (Loss) before taxation					**(70667.95)** (-56410.36)
Income taxes / Fringe benefit tax					**52.88** (272.05)
Profit / (Loss) after Taxation					**(70720.83)** (-56682.41)

Segment Reporting (Contd.,)

(Rupees in lac)

Particulars	Agro Inputs	Bulk Drugs and Formulations	SMO	Others	Total
Segment assets	89670.46	14573.04	12193.86	6718.61	123155.97
	(105094.69)	(16158.31)	(12987.47)	(6846.20)	(141086.67)
Unallocated corporate Assets					123061.94
					(160715.33)
Total Assets					246217.91
					(301802.00)
Segment liabilities	65382.10	1462.47	4874.42	329.68	72048.67
	(64470.65)	(1001.37)	(7996.23)	(341.99)	(73810.24)
Unallocated corporate Liabilities					283265.82
					(266507.47)
Total Liabilities					355314.49
					(340317.71)
Capital expenditure	87.66	1413.05	29.88	11.66	
	(1408.80)	(438.05)	(200.49)	(53.84)	
Depreciation/Amortisation	6214.85	1336.46	55.61	166.30	
	(9311.06)	(2100.21)	(137.78)	(296.68)	
Non-cash expenditure other than depreciation	634.87	0.70	(219.33)	5.96	
	(931.69)	(22.70)	(771.91)	(62.26)	

Secondary segment Information (Geographical Segments)	Revenue	Carrying amount of segment assets	Capital Expenditure
Within India	35383.22	123155.97	1542.25
	(146802.98)	(141086.67)	(2101.18)
Outside India	4466.00	-	-
	(3188.96)	(-)	(-)
Total	39849.22	123155.97	1542.25
	(149991.94)	(141086.67)	(2101.18)

NOTES:

(a) **Business segments**

The business segment has been considered as the primary segment for discloure. The products included in each of the business segments are as follows:

(i) Agro inputs - includes fertilisers.

(ii) Bulk drugs and formulations - includes Penicillin - G and formulations.

(iii) SMO - includes maintenance contracts

(iv) Others - includes tissue culture and floriculture

Revenues and expenses, which relates to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under "Unallocated expenditure net of unallocated income".

Unallocated corporate assets and unallocated corporate liabilities include the assets and liabilities which are not directly attributable to segments.

(b) **Geographical segments**

The geograpical segments considered for disclosure are as follows:

- Sales within India include Sales to customers located within India.
- Sales outside India include sales to customers located outside India.

22. **Related party disclosure under Accounting Standard – 18**

(i) The list of related parties, as identified by the management ,are as under:

Subsidiaries	1) Orchard Microsystems Limited 2) Ind-Ital Chemicals Limited 3) SPIC Petrochemicals Limited 4) Indo-Jordan Chemicals Company Limited 5) SPIC Fertilizers and Chemicals Limited, Mauritius 6) SPIC Fertilizers and Chemicals, FZE, Dubai 7) SPEL Semiconductor Limited 8) SPEL America Inc., USA
Associates	1) Tuticorin Alkali Chemicals & Fertilisers Limited 2) Manali Petrochemical Limited 3) Gold Nest Trading Company Limited 4) EDAC Engineering Limited
Joint Ventures	1) Tamilnadu Petroproducts Limited 2) Technip India Limited 3) National Aromatics and Petrochemicals Corporation Limited.
Key management personnel of the Company	1) Dr A C Muthiah 2) Thiru Ashwin C Muthiah
Relatives of Key Management Personnel of the Company (with whom there were transactions during the year 2008-09)	1) Thirumati Devaki Muthiah
Enterprise owned by / over which Key Management Personnel is able to exercise significant influence	-----

22 (ii) **The following transactions were carried out with the related parties:**

(Rupees in lac)

S.NO	PARTICULARS	RELATIONSHIP	As at 31 March 2009	As at 31 March 2008
A	**Balance outstanding as at 31.03.2009**			
(a)	**Receivables including Advances**			
	Ind-Ital Chemicals Limited	Subsidiary	**6.01**	6.01
	Indo Jordan Chemicals Company Limited	Subsidiary	**5087.80**	4754.18
	SPEL Semiconductor Limited	Subsidiary	**0.20**	0.35
	SPIC Fertilizers and Chemicals FZE, Dubai	Subsidiary	**1037.33**	1184.59
	SPIC Petrochemicals Limited	Subsidiary	**318.91**	841.58
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	**873.95**	627.05
	EDAC Engineering Limited	Associate	**124.90**	161.10
	Manali Petrochemical Limited	Associate	**3.44**	-
	Tamilnadu Petroproducts Limited	Joint Venture	**32.82**	40.58
	Technip India Limited	Joint Venture	**242.12**	223.17
	National Aromatics and Petrochemicals Corporation Limited	Joint Venture	**1465.78**	1463.36
	Mrs Devaki Muthiah	Relatives of KMP	**3.75**	3.75
(b)	**Payables**			
	Indo Jordan Chemicals Company Limited	Subsidiary	**5210.51**	4667.51
	SPEL Semiconductor Limited	Subsidiary	**1.07**	-
	Orchard Microsystems Limited	Subsidiary	**70.00**	70.00
	SPIC Fertilizers and Chemicals Limited, Mauritius	Subsidiary	**0.82**	0.82
	SPIC Petrochemicals Limited	Subsidiary	**3.32**	3.32
	Manali Petrochemical Limited	Associate	**8.68**	47.77
	Tamilnadu Petroproducts Limited	Joint Venture	**7.66**	9.42
	Technip India Limited	Joint Venture	**-**	76.02
	Dr A C Muthiah	Key Management Personnel	**15.00**	15.00
(c)	**Advance against equity**			
	SPIC Fertilizers and Chemicals FZE, Dubai	Subsidiary	**1038.37**	1038.37
(d)	**Progress payment received**			
	SPIC Fertilizers and Chemicals FZE, Dubai	Subsidiary	**-**	6.85
	SPIC Petrochemicals Limited	Subsidiary	**-**	261.12
B	**Transactions during the year/period**			
1	**Advances given**			
	National Aromatics and Petrochemicals Corporation Limited	Joint Venture	**-**	0.45
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	**112.40**	-
2	**Sale of goods**			
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	**-**	74.22
3	**Income from services rendered**			
	Indo Jordan Chemicals Company Limited	Subsidiary	**3.07**	8.08
	SPEL Semiconductor Limited	Subsidiary	**0.21**	0.52
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	**13.19**	316.10
	Manali Petrochemical Limited	Associate	**41.30**	0.59
	EDAC Engineering Limited	Associate	**90.70**	21.32
	SPIC JEL Engineering Construction Limited	Joint Venture	**-**	0.18
	Tamilnadu Petroproducts Limited	Joint Venture	**32.19**	64.53
	Technip India Limited	Joint Venture	**17.98**	15.90
4	**Reimbursement of Expenses (Receipts)**			
	Indo Jordan Chemicals Company Limited	Subsidiary	**34.86**	58.86
	SPEL Semiconductor Limited	Subsidiary	**(1.01)**	(2.90)
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	**37.97**	11.26
	Manali Petrochemical Limited	Associate	**6.24**	18.07
	EDAC Engineering Limited	Associate	**69.21**	13.18
	Tamilnadu Petroproducts Limited	Joint Venture	**36.37**	37.04
	Technip India Limited	Joint Venture	**0.51**	-
	National Aromatics and Petrochemicals Corporation Limited	Joint Venture	**2.42**	4.41

Related parties transactions (contd.)

(Rupees in lac)

S.NO	PARTICULARS	RELATIONSHIP	As at 31 March 2009	As at 31 March 2008
5	**Purchase of Capital Goods**			
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	**10.00**	-
6	**Services/Consultancy charges**			
	SPEL Semiconductor Limited	Subsidiary	**0.08**	-
	Manali Petrochemical Limited	Associate	**0.04**	-
	Tamilnadu Petroproducts Limited	Joint Venture	**0.11**	-
	Technip India Limited	Joint Venture	**6.74**	-
7	**Provision for doubtful advances**			
	SPIC Petrochemicals Limited	Subsidiary	**318.91**	-
	SPIC Fertilizers and Chemicals FZE, Dubai	Subsidiary	**99.74**	1630.03
	National Aromatics and Petrochemicals Corporation Limited	Joint Venture	**-**	1461.73
8	**Provision for doubtful debts (written back)/write off**			
	SPIC Fertilizers and Chemicals FZE, Dubai	Subsidiary	**(240.17)**	592.93
	SPIC Petrochemicals Limited	Subsidiary	**-**	522.66
9	**Income from Rentals**			
	EDAC Engineering Limited	Associate	**39.90**	16.68
	Tamilnadu Petroproducts Limited	Joint Venture	**1.80**	2.57
	Technip India Limited	Joint Venture	**206.50**	295.96
10	**Managerial Remuneration**			
	Dr A C Muthiah	Key Management Personnel	**53.06**	78.87
	Thiru Babu K Verghese	Key Management Personnel	**-**	38.51
	Thiru M G Thirunavukkarasu	Key Management Personnel	**-**	12.93
11	**Rent Paid**			
	Thiru Babu K Verghese	Key Management Personnel	**-**	4.80
	Thiru M G Thirunavukkarasu	Key Management Personnel	**-**	1.68
	Thirumathi Devaki Muthiah	Relatives of KMP	**6.00**	9.00
12	**Sitting Fees**			
	Thiru Ashwin C Muthiah	Key Management Personnel	**0.50**	0.80
13	**Dividend Income**			
	Indo Jordan Chemicals Company Limited	Subsidiary	**-**	1300.14
	Manali Petrochemical Limited	Associate	**329.33**	329.33
	Technip India Limited	Joint Venture	**548.74**	510.40
14	**Purchase /Loan of materials**			
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	**128.00**	0.56
	Manali Petrochemical Limited	Associate	**70.54**	122.46
	Tamilnadu Petroproducts Limited	Joint Venture	**52.65**	40.55
15	**Provision for diminution in value of investments**			
	SPIC Petrochemicals Limited	Subsidiary	**25380.00**	-
	SPIC Fertilizers and Chemicals Limited, Mauritius	Subsidiary	**13840.22**	4613.41
	Orchard Microsystems Limited	Subsidiary	**-**	270.60
	SPEL Semiconductor Limited	Subsidiary	**5209.47**	-
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	**454.24**	3214.22
	Gold Nest Trading Company Limited	Associate	**-**	250.25
	National Aromatics and Petrochemicals Corporation Limited	Joint Venture	**-**	2.50

	Year ended 31 March 2009	Eighteen Months ended 31 March 2008
23. Earnings per share:		
Face value per share(in Rupees)	**10**	10
Profit / (Loss) for the year after preference dividend (Rs. In lac)	**(70897.79)**	(56947.60)
Basic and Diluted		
Number of shares outstanding	**107948196**	107948196
Earning / (Loss) per share (in Rupees)	**(65.68)**	(52.75)

24 **Information on Joint Ventures as per AS 27**

(a) **List of Joint Ventures as on 31 March 2009 :**

Sl. No.	Name of the Joint Venture	Country of Incorporation	Share in ownership and voting power
1	Tamilnadu Petroproducts Limited (TPL)	India	16.93%
2	Technip India Limited(TECHNIP)	India	50.00%
3	National Aromatics and Petrochemicals Corporation Limited(AROCHEM)	India	50.00%

(b) **Contingent Liabilities in respect of Joint Ventures :** (Rupees in lac)

	TPL	TECHNIP	AROCHEM	TOTAL
i) Directly incurred by the Company	**Nil**	**Nil**	**Nil**	**Nil**
	(Nil)	(Nil)	(Nil)	(Nil)
ii) Share of the Company in contingent liabilities which have been incurred jointly with other venturers	**Nil**	**Nil**	**Nil**	**Nil**
	(Nil)	(Nil)	(Nil)	(Nil)
iii) Share of the Company in contingent liabilities incurred by Jointly controlled entity	**638.55**	**900.63**	**-**	**1539.18**
	(621.05)	(1621.59)	(-)	(2242.64)
iv) Share of other venturers in contingent liabilities incurred by Jointly controlled entity	**Nil**	**Nil**	**Nil**	**Nil**
	(Nil)	(Nil)	(Nil)	(Nil)

(c) **Capital commitments in respect of Joint Ventures :**

	TPL	TECHNIP	AROCHEM	TOTAL
i) Direct capital commitments by the Company	**Nil**	**Nil**	**Nil**	**Nil**
	(Nil)	(Nil)	(Nil)	(Nil)
ii) Share of the Company in capital commitments which have been incurred jointly with other venturers	**Nil**	**Nil**	**Nil**	**Nil**
	(Nil)	(Nil)	(Nil)	(Nil)
iii) Share of the Company in capital commitments of the Jointly controlled entity	**64.21**	**-**	**-**	**64.21**
	(-)	(-)	(-)	(-)

(d) **Disclosure of Financial data as per AS 27 is based on the audited financials of the Jointly Controlled Entities except for Technip India Limited**

(e) **Share of the Company in the assets, liabilities, income and expenses of the Jointly controlled entities are given below :** (Rupees in lac)

	TPL	TECHNIP	AROCHEM	SPIC JEL	TOTAL
Proportionate share in Joint Ventures relating to :					
Assets as on 31.03.2009	**13939.43**	**7382.57**	**1787.84**	**-**	**23109.84**
	(14017.47)	(6242.92)	(1759.53)	-	(22019.92)
Liabilities as on 31.03.2009	**7225.05**	**3940.62**	**340.35**	**-**	**11506.02**
	(7807.81)	(3296.69)	(312.03)	-	(11416.53)
Income for the year 2008-09	**18468.95**	**9385.67**	**-**	**-**	**27854.62**
	(31610.27)	(12819.17)	-	(4275.77)	(48705.21)
Expenses for the year 2008-09	**16026.94**	**8247.97**	**-**	**-**	**24274.91**
	(28176.74)	(10973.29)	-	(4147.42)	(43297.45)

25 (a) Previous period figures have been regrouped / recast, wherever necessary, to conform to the classification of the current year. Previous period figures are not comparable with the current year since the previous period was for eighteen months.

(b) Previous period figures are given in brackets.

26 **BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE**

I. Registration Details

Registration No	0 5 7 7 8	State Code 1 8
Balance Sheet Date	3 1 0 3 2 0 0 9	

II. Capital raised during the year
(Amount in Rupees Thousand)

Public Issue	N I L
Rights Issue	N I L
Bonus Issue	N I L
Private Placement	N I L

III. Position of mobilisation and Deployment of funds
(Amount in Rupees Thousand)

Total Liabilities	3 9 1 1 3 0 1 8
Total Assets	3 9 1 1 3 0 1 8

Sources of Funds

Paid-up Capital	1 2 0 4 4 8 2
Reserves and Surplus	2 3 7 7 0 8 7
Secured Loans	2 1 9 9 9 4 6 3
Unsecured Loans	5 1 4 7 5 1 7

Application of Funds

Net Fixed Assets	1 2 6 1 6 5 5 2
Investments	5 7 5 6 1 5 3
Net Current Assets	(-) 2 1 3 5 3 8 2
Miscellaneous Expenditure	- - - - - - - -
Accumulated Losses	1 4 4 9 1 2 2 6

IV. Performance of Company
(Amount in Rupees Thousand)

		+	-
Turnover	4 2 9 1 5 1 6		
Total Expenditure	1 1 3 5 8 3 1 1		
Profit/(Loss) Before Tax	7 0 6 6 7 9 5		✓
Profit/(Loss) After Tax	7 0 7 2 0 8 3		✓
Earnings per share in Rupees	6 5 . 6 8		✓
Dividend Rate %	N I L		

V. Generic names of three Principal Products/Services
(As per monetary terms)

Item Code No.	3 1 0 2 1 0
Product Description	U R E A
Item Code No.	3 1 0 5 3 0
Product Description	D I - A M M O N I U M P H O S P H A T E
Item Code No.	2 9 4 1 1 0
Product Description	P E N I C I L L I N - G

Dr A C MUTHIAH
Chairman
M JAYASANKAR
Director
SUDHIR S RANGNEKAR
Director

ASHWIN C MUTHIAH
Vice Chairman
B VISWABARATHY
Director
N RAMAKRISHNAN
Secretary

Place : Chennai
Date : 04 June 2009.

STATEMENT REGARDING SUBSIDIARY COMPANIES PURSUANT TO SECTION 212 OF THE COMPANIES ACT, 1956

a. Name of Subsidiary Company	SPIC Petrochemicals Limited	Indo-Jordan Chemicals Company Limited.	SPIC Fertilizers and Chemicals Limited (SFCL) Mauritius	SPIC Fertilizers and Chemicals FZE (Subsidiary of SFCL, Mauritius)	Ind-Ital Chemicals Limited	Orchard Microsystems Limited	SPEL Semiconductor Limited	SPEL America Inc., (Subsidiary of SPEL Semiconductor Limited)
b. Financial year of the Subsidiary Company ended on	31 March 2009	31 December 2008	31 March 2009	31 March 2009	31 March 2009	31 March 2009	31 March 2009	31 March 2009
c. Holding Company's Interest:								
(i) No. of Equity Shares	253750009	23163000	32640000	1	126873	3262100	25811207	10
Face Value	Rs. 10	One Jordanian Dinar	One USD	One Million Arab Emirate Dinar	Rs. 100	Rs.10	Rs. 10	USD 10
Paid up Value	Rs. 2537500090	JD 23163000	USD 32640000	AED 1000000	Rs. 12687300	Rs.32621000	Rs. 258112070	USD 100
(ii) Extent of Holding	100 per cent	52.17 per cent	83.54 per cent	83.54 per cent	100 per cent	100 per cent	55.97 percent	55.97 percent
d. Net aggregate amount of Subsidiary's profits/(losses) not dealt with in the Holding Company's accounts:								
(i) for subsidiary's financial year	NIL	JD 370620	(USD 8420)	NIL	Rs. (1286768)	Rs. (136790)	Rs.34898291	USD 2629
(ii) for its previous financial years	NIL	JD 14936343	(USD 65527)	NIL	Rs. (19458417)	Rs. (16794908)	Rs. 54175990	(USD 2002)
e. Net aggregate amount of subsidiary's profits/(losses) dealt with in the Holding Company's accounts:								
(i) for subsidiary's financial year	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL
(ii) for its previous financial year	NIL	JD 9728460	NIL	NIL	Rs. 4694301	NIL	NIL	NIL
f. Changes in the interest of the Holding Company between the end of the subsidiary's financial year ended 31 December 2008 and 31 March 2009								
(i) Holding Company's interest as on 31 March 2009	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Number of Equity Shares								
Face Value								
Paid up value								
(ii) Extent of Shareholding								
g. Material changes between the end of the subsidiary's financial year ended 31 December 2008 and 31 March 2009 in respect of:								
(i) Subsidiary's Fixed Assets	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL
(ii) Subsidiary's Investments	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL
(iii) Monies lent by subsidiary	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL
(iv) Monies borrowed by the subsidiary, other than for meeting current liabilities	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL

Dr A C MUTHIAH
Chairman
M JAYASANKAR
Director
SUDHIR S RANGNEKAR
Director

ASHWIN C MUTHIAH
Vice Chairman
B.VISWABARATHY
Director
N RAMAKRISHNAN
Secretary

Place: Chennai
Date: 04 June 2009.

AUDITORS' REPORT TO THE BOARD OF DIRECTORS OF SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED ON THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY, ITS SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES

1. We have audited the attached Consolidated Balance Sheet of Southern Petrochemical Industries Corporation Limited ("The Company") and its Subsidiaries, Associates and Joint Ventures (The "Group") as at 31 March 2009, the Consolidated Profit and Loss Account and also the Consolidated Cash Flow Statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management and have been prepared by the management on the basis of separate financial statements and other relevant financial information. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting policies used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3) We draw attention to Note No. C-4 of Schedule 22 in the financial statements which indicates that the Company has incurred a net loss of Rs.70720.83 lac during the year ended 31 March 2009 and, as of that date, the Company's current liabilities exceeded its current assets by Rs.21353.82 lac and its total liabilities exceeded its total assets by Rs.109096.57 lac. The ability of the Company to continue as a going concern is significantly dependent on the successful outcome of an appropriate scheme that it is currently negotiating with the secured lenders. However, for the reasons stated in the Note C-4, the financial statements have been prepared on a going concern basis.

4) We did not audit the financial statements of:

   a. Subsidiaries whose financial statements reflect total assets of Rs. 560984.83 lac (Previous period Rs. 487211.65 lac) as at 31 March, 2009 and total revenues of Rs. 120153.25 lac (Previous period Rs. 56780.19 lac) and net cash outflows amounting to Rs. 7788.82 lac (Previous period Rs. 3330.16 lac) for the year then ended;

   b. Joint Ventures whose financial statements reflect SPIC Group's share of total assets of Rs. 25471.32 lac (Previous period Rs. 20970.61 lac) as at 31 March , 2009, SPIC Group's share of total revenues of Rs. 25237.79 lac (Previous period Rs. 44874.77 lac) and the SPIC Group's share of cash flows amounting to (-) Rs. 1214.69 lac (Previous period Rs. 699.94 lac) for the year then ended; and

   c. Associates whose financial statements reflect SPIC Group's share of profit of Rs. 515.10 lac (Previous period Rs. 769.79 lac) as at 31 March 2009.

   These financial statements *except those relating to a subsidiary and joint venture* as referred below, have been audited by other auditors whose reports have been furnished to us, and in so far as it relates to the amounts included in the subsidiaries, joint ventures and associates are based on the reports of other auditors.

   In respect of one of the subsidiaries and joint ventures, the financial statements for the year 1 April 2008 to 31 March 2009 have not been audited and we have relied upon the unaudited financial statements as given by the management.

5) We report that the Consolidated Financial Statements have been prepared by Southern Petrochemical Industries Corporation Limited's management in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements, Accounting Standard (AS) 23, Accounting for Investments in Associates in Consolidated Financial Statements and Accounting Standard (AS) 27, Financial Reporting of Interests in Joint Ventures, notified by the Central Government of India under the Accounting Standard Rules, 2006.

   i) *Attention is invited to Note No. C-8 of Schedule 22 regarding the progress in implementation of the projects by a subsidiary Company. Though there is a delay in implementation of the project the management does not anticipate any significant loss on implementation of the project, in respect of which we are unable to express an opinion. Further as stated in Note No. C-11, one of the subsidiary Company has accrued interest on its borrowings at agreed / contracted rates. The balance of secured loans and accrued interest thereon has not been confirmed by the lenders. Adjustments, if any, which may arise upon confirmation, is unascertainable at this stage and not provided for.*

   ii) *Attention is invited to Note No.C-3 (c) of Schedule 22 regarding the debt servicing obligations of the Company as per the Corporate Debt Restructuring (CDR) package dated 19 March 2003 which have already fallen due for payment but remaining unpaid. In the absence of any specific demand by any of the lenders referred in the said note, we are unable to express an opinion on the additional liability that could arise on the nonfulfilment of the repayment obligation as per the CDR Package*

iii) *Attention is invited to Note No. C- 3 (b) of Schedule 22 regarding non- provision of interest for the year on loans which have been assigned to Asset Reconstruction Company (India) Limited (ARCIL) for the reasons given in the note. We are unable to express an opinion on the interest that the Company may be ultimately liable to pay.*

iv) *As stated in Note No. C-17 of Schedule 22 regarding investments by Tamilnadu Petroproducts Limited (TPL) (a Joint Venture of SPIC), in SPIC Electric Power Corporation Private Limited, no provision has been considered necessary by the management of TPL in respect of the net assets included in the accounts of TPL reflecting the value of investment of Rs. 2764.50 lac (proportionate share included in consolidated financials Rs. 468.03 lac). In view of the considerable delay in the implementation of the project, we are unable to express an opinion on the provision, if any, required in respect of the said net assets reflecting the value of the above referred investments.*

v) *As stated in Note No. C-18 of Schedule 22, assets held by TPL amounting to Rs. 2138.81 lac (proportionate share included in consolidated financials Rs. 369.72 lac) are expected to be transferred to the proposed overseas project at not less than cost. We are unable to express an opinion on the realizable value of these assets.*

6) Based on our audit and on consideration of reports of other auditors on separate financial statements and on the other financial information of the components, and to the best of our information and according to the explanations given to us, *subject to the adjustments which may be required in respect of matters specified in paragraphs 5(i) to 5(v) above, the effect of which we are unable to determine*, we are of the opinion that the attached consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

i) in the case of the Consolidated Balance Sheet of the state of affairs of the SPIC Group as at 31 March 2009;

ii) in the case of the Consolidated Profit and Loss Account of the loss for the year ended on that date; and

iii) in the case of Consolidated Cash Flow Statement of the cash flows for the year ended on that date.

For FRASER & ROSS
Chartered Accountants

M K ANANTHANARAYANAN
Partner
Membership No: 19521

Place: Chennai
Date: 04 June 2009

CONSOLIDATED BALANCE SHEET AS AT 31 MARCH 2009

(Rupees in lac)

	SCHEDULE		As at 31 March 2009		As at 31 March 2008
SOURCES OF FUNDS					
Shareholders' funds:					
Share capital	1	12044.82		12044.82	
Share capital advance	2	1616.81		1614.95	
Reserves and surplus	3	38820.33		32292.14	
			52481.96		45951.91
Minority interests			31189.15		25505.51
Loan funds:					
Secured	4	549025.09		539390.89	
Unsecured	5	58280.11		50313.20	
			607305.20		589704.09
Deferred tax liability (Net) (Note No. C-16(b))	6		2107.59		1787.74
TOTAL			693083.90		662949.25
APPLICATION OF FUNDS					
Goodwill on Consolidation (Net of capital reserve)			-		12050.92
Fixed assets:	7				
Gross block			397168.16		378081.39
Less:Depreciation			216196.23		192262.30
Net block			180971.93		185819.09
Capital work-in-progress / advances			151610.36		133422.10
			332582.29		319241.19
Fixed Assets held for transfer			362.15		-
Pre-operative expenditure pending allocation	8		334415.67		334578.81
Investments	9		11048.36		11452.83
Current assets, loans and advances:					
Inventories	10	38624.95		27280.32	
Sundry debtors	11	14959.55		20432.01	
Cash and bank balances	12	41500.12		25258.33	
Loans and advances	13	9340.33		9554.22	
		104424.95		82524.88	
Less: Current liabilities and provisions	14				
Liabilities		190321.73		166033.38	
Provisions		1482.18		89.58	
		191803.91		166122.96	
Net current assets			(87378.96)		(83598.08)
Miscellaneous expenditure (Note No. C-14) (to the extent not written off or adjusted)	15		316.84		733.75
Profit and loss account			101737.55		68489.83
TOTAL			693083.90		662949.25
Notes on accounts	22				

Schedule 1 to 15 and 22 form an integral part of this Balance Sheet

Per our report attached

For FRASER & ROSS
Chartered Accountants

M K ANANTHANARAYANAN
Partner

Place: Chennai
Date: 04 June 2009.

Dr A C MUTHIAH
Chairman

ASHWIN C MUTHIAH
Vice Chairman

M JAYASANKAR
Director

B VISWABARATHY
Director

SUDHIR S RANGNEKAR
Director

N RAMAKRISHNAN
Secretary

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 MARCH 2009

(Rupees in lac)

	SCHEDULE		Year ended 31 March 2009		Eighteen Months ended 31 March 2008
INCOME					
Sales and services		186524.43		258645.85	
Less: Excise Duty		3354.54		6682.16	
Net Sales and services	16		183169.89		251963.69
Other income	17		6065.29		7420.88
TOTAL INCOME			189235.18		259384.57
EXPENDITURE					
Purchase of finished goods	18		899.30		1092.53
Manufacturing and other expenses	19		181274.83		250922.05
Interest and financial charges (net)	20		13283.75		39650.22
Depreciation for the year/period		13615.01		20334.42	
Less: Credit for amount withdrawn from revaluation reserve [Refer Note No. C-5(c)]		5.48	13609.53	143.94	20190.48
TOTAL EXPENDITURE			209067.41		311855.28
LOSS BEFORE EXCEPTIONAL ITEM AND TAXATION			(19832.23)		(52470.71)
Less : Exceptional item					
Provision for Diminution in value of Investments			42.33		203.22
Goodwill on consolidation written off			12050.92		-
LOSS BEFORE TAXATION AND AFTER EXCEPTIONAL ITEM			(31925.48)		(52673.93)
Provision for taxation - Current Tax	21		750.61		1224.59
Fringe Benefit Tax			84.89		220.82
Deferred Tax			314.41		263.02
LOSS AFTER TAXATION			(33075.39)		(54382.36)
Share of Profit of Associates for the year/period(Net)			515.10		769.79
Loss before minority interests			(32560.29)		(53612.57)
Profit applicable to minority interests			1500.96		536.02
Net Loss for the year/period			(34061.25)		(54148.59)
Loss brought forward			(68489.83)		(10604.90)
			(102551.08)		(64753.49)
APPROPRIATIONS					
Transfer to Specific Reserve by a Subsidiary			(28.20)		(85.15)
Transfer from Specific Reserves by Joint Ventures			-		(2.70)
Dividend and tax on dividends paid by Joint Ventures			(642.01)		(596.72)
Adjustments arising on Consolidation			1483.74		(580.24)
Dividends paid by a subsidiary			-		(2471.53)
Balance carried to balance sheet			(101737.55)		(68489.83)
Basic earnings per share of Rs.10 each			(31.72)		(50.41)
Diluted earnings per share of Rs.10 each			(31.72)		(50.41)
Notes on accounts	22				

Schedule 16 to 22 form an integral part of this Profit and Loss Account

Per our report attached

For FRASER & ROSS
Chartered Accountants

M.K.ANANTHANARAYANAN
Partner

Place: Chennai
Date: 04 June 2009.

Dr A C MUTHIAH
Chairman

ASHWIN C MUTHIAH
Vice Chairman

M JAYASANKAR
Director

B VISWABARATHY
Director

SUDHIR S RANGNEKAR
Director

N RAMAKRISHNAN
Secretary

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31 MARCH 2009 (Rupees in lac)

PARTICULARS		Year ended 31 March 2009		Eighteen Months ended 31 March 2008
A. CASH FLOW FROM OPERATING ACTIVITIES:				
Net Loss for the year/period before exceptional item and tax		(19832.23)		(52470.71)
Adjustment for:				
Depreciation	13609.55		20190.48	
(Profit)/Loss on sale of assets	533.86		183.41	
(Profit)/Loss on sale of investments	(143.69)		(44.19)	
Assets written off	434.97		-	
Miscellaneous Expenditure written off	139.97		496.09	
Unrealised Exchange (gain)/loss	7199.91		(2928.91)	
Provision for Doubtful debts and advances	(93.88)		4022.31	
Interest and financial charges	13859.74		40543.01	
Amortisation of Employee Compensation	(70.18)		117.53	
Income from investments	(879.80)		(2142.54)	
Forward Premium Gain	(3.28)		(6.53)	
Diminution in value of investments	(153.27)		-	
Provision for non moving Inventories /Inventory Written off	853.22		1230.04	
Lease Rental Income	(7.31)		(9.43)	
Interest income	(2686.35)		(969.60)	
		32593.46		60681.67
Operating profit before working capital changes		12761.23		8210.96
Adjustments for :				
(Increase)/Decrease in sundry debtors	7302.23		11909.96	
(Increase)/Decrease in inventories	(12153.29)		(2818.38)	
(Increase)/Decrease in loans and advances	(1662.72)		22075.70	
Increase/(Decrease) in current liabilities and provisions	20561.98		(7977.32)	
		14048.20		23189.96
Cash generated from operations		26809.43		31400.92
Direct taxes		(1671.84)		(2059.80)
Foreign Exchange Gain		108.47		339.63
Voluntary Retirement Scheme		-		17.79
NET CASH FROM OPERATING ACTIVITIES		25246.06		29698.54
B. CASH FLOW FROM INVESTING ACTIVITIES :				
Additions to fixed assets, including capital work-in-progress/ advances and adjustments for exchange fluctuation	(20762.39)		(106163.66)	
Proceeds from sale of fixed assets	934.91		678.22	
Payments on account of investments and advances to be adjusted against equity	1.86		-	
Income from investments	879.80		1171.87	
Proceeds from sale of investments	1897.44		1053.62	
Purchase of investments	-		(4350.40)	
Effect of Joint Venture becoming an associate	-		13.06	
Share of Profits of Associates in Joint Venture	(20.17)		(67.47)	
Lease Rental Income	7.31		9.43	
Interest income	2610.50		971.80	
		(14450.74)		(106683.53)
NET CASH USED IN INVESTING ACTIVITIES		(14450.74)		(106683.53)

CONSOLIDATED CASH FLOW STATEMENT (contd.)

(Rupees in lac)

PARTICULARS		Year ended 31 March 2009		Eighteen Months ended 31 March 2008
C. CASH FLOW FROM FINANCING ACTIVITIES :				
Proceeds from borrowings	**4120.90**		136488.83	
Repayment of borrowings	**104.74**		(9969.11)	
Deposits paid	**(11.38)**		(57.56)	
Increase in Share Capital of a Subsidiary	**-**		68.12	
Translation Difference arising on consolidation	**3916.91**		(3607.04)	
Dividend and Dividend tax paid	**(657.55)**		(3385.22)	
Prepayment premium paid	**(4.26)**		(4.43)	
Interest and financial charges paid	**(2022.89)**		(27628.99)	
		5446.47		91904.60
NET CASH USED IN FINANCING ACTIVITIES		**5446.47**		91904.60
NET CASH FLOWS DURING THE YEAR/PERIOD (A+B+C)		**16241.79**		14919.61
Cash and cash equivalents (opening balance)		**25258.33**		10925.77
Cash and cash equivalents on initial adoption of Associate (Previous period : Joint Venture)		**-**		(587.05)
Cash and cash equivalents (closing balance)		**41500.12**		25258.33

Per our report attached
For FRASER & ROSS
Chartered Accountants

M K ANANTHANARAYANAN
Partner

Place: Chennai
Date: 04 June 2009.

For and on behalf of the Board

Dr A C MUTHIAH
Chairman

ASHWIN C MUTHIAH
Vice Chairman

M.JAYASANKAR
Director

B VISWABARATHY
Director

SUDHIR S RANGNEKAR
Director

N RAMAKRISHNAN
Secretary

SCHEDULE 1 (Rupees in lac)

SHARE CAPITAL		As at 31 March 2009		As at 31 March 2008
AUTHORISED CAPITAL				
19,10,00,000 (19,10,00,000)Equity shares of Rs.10 each	**19100.00**		19100.00	
1,09,00,000 (1,09,00,000) Redeemable cumulative preference shares of Rs.100 each	**10900.00**		10900.00	
		30000.00		30000.00
Issued, subscribed and paid up:				
10,79,48,196 (10,79,48,196) Equity shares of Rs.10 each	**10794.82**		10794.82	
3,00,000 (3,00,000) 14.50% Redeemable cumulative non-convertible preference shares of Rs.100 each	**300.00**		300.00	
8,50,000 (8,50,000) 11.50% Redeemable cumulative non-convertible preference shares of Rs.100 each	**850.00**		850.00	
1,00,000 (1,00,000) 10.00% Redeemable cumulative non-convertible preference shares of Rs.100 each	**100.00**		100.00	
		12044.82		12044.82

Notes:

1. **Equity shares includes:**

   1,70,00,000 Equity Shares allotted as fully paid up bonus shares, by capitalisation of Rs.1700 lac from General Reserve.

2. **Preference shares:**

   (a) 14.50 % Redeemable cumulative non-convertible preference shares of Rs. 300 lac issued on private placement basis, redeemable at par after the expiry of 60 months from the date(s) of allotment, have fallen due for redemption during the year 2001-02.

   (b) 11.50 % Redeemable cumulative non-convertible preference shares of Rs. 850 lac issued on private placement basis, redeemable at par after the expiry of 36 months from the date(s) of allotment, have fallen due for redemption during the year 2002-03.

   (c) 10.00 % Redeemable cumulative non-convertible preference shares of Rs. 100 lac issued on private placement basis, redeemable at par after the expiry of 36 months from the date(s) of allotment, have fallen due for redemption during the year 2003-04.

SCHEDULE 2 (Rupees in lac)

SHARE CAPITAL ADVANCE	As at 31 March 2009	As at 31 March 2008
Share Capital Advance	**0.08**	0.08
Proportionate share in Joint Ventures	**1616.73**	1614.87
Grand Total	**1616.81**	1614.95

SCHEDULE 3

RESERVES & SURPLUS

(Rupees in lac)

	As at 31 March 2008	Additions	Deductions	As at 31 March 2009
Securities Premium Account	13332.30	**26.50**	-	**13358.80**
Capital Reserve	100.97	-	-	**100.97**
Statutory Reserve	1792.92	**(4.25)**	-	**1788.67**
Capital Redemption Reserve	6500.00	-	-	**6500.00**
Debenture Redemption Reserve	3800.00	-	-	**3800.00**
Revaluation Reserve	2214.27	-	**900.46**	**1313.81**
Foreign Currency Translation Reserve	2853.62	**7756.95**	-	**10610.57**
Employees Stock Option Outstanding	347.14	-	**347.14**	-
Proportionate share in Joint Ventures				
- Securities Premium Account	780.85	-	-	**780.85**
- Capital Reserve	7.15	-	-	**7.15**
- Revaluation Reserve	356.73	-	**3.41**	**353.32**
- Export Project Reserve	179.00	-	-	**179.00**
- Foreign Project Reserve	27.19	-	-	**27.19**
Total Reserves	32292.14	**7779.20**	**1251.01**	**38820.33**

SCHEDULE 4

SECURED LOANS #

(Rupees in lac)

	As at 31 March 2009	As at 31 March 2008
I. Privately placed non-convertible debentures:*		
(i) Series VII (including Funded interest term loan)	**6592.65**	6592.65
Interest accrued and due	**7965.54**	6404.71
(ii) Series XIII (including Funded interest term loan)	**12277.06**	12277.06
II. Loans		
(a) From Banks		
(i) Term Loans	**107793.83**	115305.27
(ii) Working capital loans and Cash Credit facilities	**15109.06**	17898.17
(b) From Financial Institutions		
Term Loans	**258252.56**	257919.58
(c) Long term loans & advances from others **	**138841.11**	120130.40
Total	**546831.81**	536527.84
Proportionate share in Joint Ventures	**2193.28**	2863.05
Grand Total	**549025.09**	539390.89

* Includes debentures assigned to Asset Reconstruction Company (India) Limited (ARCIL) Rs.16998.23 lac (Previous period Rs.16682.03 lac)

(Refer Note No. C - 3(b) of Schedule 22)

** Represent borrowings from certain banks and financial institutions which have been assigned to ARCIL by them.

(Refer Note No. C - 3 (b) of Schedule 22)

Refer Note No.C - 3 (b) of Schedule 22)

SCHEDULE 4
SECURED LOANS (Contd.)
Notes:

1. The secured loans of the parent Company are secured/to be secured by a *pari passu* charge, by way of joint equitable mortgage, on immovable and movable properties of the Parent Company, both present and future, hypothecation of inventories and all present and future book debts of the Parent Company including Government subsidies, pledge of Parent Company's investments in equity of other companies identified for divestment, personal guarantee of two director(s) of the Parent Company and by pledge of shareholding of the private promoters in the Parent Company.

2. (i) Series VII privately placed non-convertible debentures (Face value Rs. 4500 lac) in item I (i) are redeemable, at par, as follows:

Year	2006	2007	2008	2009	2010	2011	2012	2013	2014
Rs in lac	225	225	225	225	225	450	1125	900	900

(ii) Series XIII privately placed non-convertible debentures (Face value Rs.10000 lac) in item I (ii) are redeemable at par, as follows:

Year	2006	2007	2008	2009	2010	2011
Rs in lac	875	1375	1750	1875	2250	1875

3. Loans from Financial Institutions and Banks includes Rs.323440.27 lac which are secured / to be secured by *pari passu* first charge of all the immovable and movable properties of SPIC Petrochemicals Limited, both present and future (subject to prior charges to be created on specified movables in favour of the bankers for meeting the working capital requirements).
4. Term loans from banks include Rs.3099.15 lac secured by first mortgage on SPEL Semiconductor Limited's immovable properties both present and future ranking *pari passu* interse under first charge by way of hypothecation of all companys' movables (save and except book debts and on specific assets purchased on loan basis from Customers) including movable machinery, spares, tools and accessories both present and future, subject to prior charges created in favour of the companys' bankers' on inventories, book debts, deposits and other specified movables for securing the borrowing of working capital requirements.
5. Working Capital loans from banks include Rs.297.77 lac secured by hypothecation by way of first charge on SPEL Semiconductor Limited's current assets of ICP unit of the company viz., stock of raw materials, stock-in process, semi-finished and finished goods, stores and spares not relating to plant and machinery (consumables, stores and spares), bills receivables, book debts, deposits and all other movables excluding such movables as may be permitted by consortium of banks in their discretion from time to time, both present and future, wherever situated and further secured by the second charge on the immovable assets of the company both present and future. The charge on current assets of the company will rank *pari passu* with the existing charges created and /or agreed to be created thereon in favour of consortium of banks.
6. Proportionate share in Secured Loans of Joint Ventures are secured by movable and immovable properties and current assets of the respective Joint Venture companies.

SCHEDULE 5

UNSECURED LOANS #

(Rupees in lac)

	As at 31 March 2009	As at 31 March 2008
(a) Floating Rate Notes	**32774.89**	29620.88
(b) Fixed deposits	**-**	350.00
(c) From Financial Institutions		
- Others	**5770.00**	5770.00
(d) From banks	**1538.15**	1206.67
(e) From Other than banks	**4898.88**	4216.47
(f) Interest accrued and due	**12930.28**	8790.78
Total	**57912.20**	49954.80
Proportionate share in Joint Ventures	**367.91**	358.40
Grand Total	**58280.11**	50313.20

Note :

Amount repayable within one year Rs.21106.78 lac (Previous period Rs. 15700.18 lac).

Loans from Banks include Rs.1538.15 lac (Previous period Rs.1206.67 lac) taken by a subsidiary Company, SPIC Fertilizers and Chemicals Limited, secured against corporate guarantee provided by another Company.

SCHEDULE 6

DEFERRED TAX LIABILITY (NET)

(Rupees in lac)

	As at 31 March 2009	As at 31 March 2008
Deferred Tax liability		
Depreciation	**868.65**	535.06
Deferred Tax Assets		
Disallowances u/s 43B	**-**	-
Net Deferred Tax Liability (in respect of subsidiaries)	**868.65**	535.06
Proportionate share in Joint Ventures	**1238.94**	1252.68
Grand Total	**2107.59**	1787.74

SCHEDULE 7

FIXED ASSETS

(Rupees in lac)

Description	COST / VALUATION					DEPRECIATION					NET BOOK VALUE	
	As at 31 March 2008	Additions/ Adjustments	Deductions/ Adjustments	Adjustments **	As at 31 March 2009 @	As at 31 March 2008	For the year *	Deductions/ Adjustments	Adjustments **	As at 31 March 2009	As at 31 March 2009	As at 31 March 2008
Tangible Assets												
Freehold land and development	23522.04	-	0.50	-	23521.54	-	-	-	-	-	23521.54	23522.04
Leasehold land	1201.41	-	-	-	1201.41	51.22	14.59	-	-	65.81	1135.60	1150.19
Buildings and Sanitary fittings	50436.79	18.65	(790.07)	917.30	52162.81	16775.00	1064.37	(354.28)	917.30	19110.95	33051.86	33661.79
Plant and machinery	264532.74	1634.59	(11499.15)	3500.23	281166.71	150225.16	11178.23	(5361.38)	3500.23	170265.00	110901.71	114307.58
Electrical fittings and water supply installations	7095.79	4.45	(91.17)	583.13	7774.54	4699.14	291.29	(26.00)	583.13	5599.56	2174.98	2396.65
Furniture, fixtures, office and other equipment	5844.45	285.33	54.44	-	6075.34	4298.65	247.88	8.77	-	4537.76	1537.58	1545.80
Roads	1699.18	-	(133.49)	82.87	1915.54	693.77	74.08	(65.71)	82.87	916.43	999.11	1005.41
Railway sidings	618.78	-	-	(36.52)	582.26	207.83	14.19	-	(36.52)	185.50	396.76	410.95
Vehicles	1136.06	165.39	(66.13)	-	1367.58	656.52	100.77	(29.99)	-	787.28	580.30	-479.54
Intangible Asset												
Technical Know-how	161.81	-	-	-	161.81	161.81	-	-	-	161.81	-	-
TOTAL	356249.05	2108.41	(12525.07)	5047.01	375929.54	177769.10	12985.40	(5828.59)	5047.01	201630.10	174299.44	178479.95
Capital work-in-progress / advances											150568.55	132385.72
Total (a)	356249.05	2108.41	(12525.07)	5047.01	375929.54	177769.10	12985.40	(5828.59)	5047.01	201630.10	324867.99	310865.67
Proportionate share in Joint Ventures												
Fixed Assets	21832.34	494.14	1087.86	-	21238.62	14493.20	672.61	599.68	-	14566.13	6672.49	7339.14
Capital work-in-progress / advances											1041.81	1036.38
Total (b)	21832.34	494.14	1087.86	-	21238.62	14493.20	672.61	599.68	-	14566.13	7714.30	8375.52
Grand Total (a+b)	378081.39	2602.55	(11437.21)	5047.01	397168.16	192262.30	13658.01	(5228.92)	5047.01	216196.23	332582.29	
Previous period	387728.58	12801.04	21196.85	1251.38	378081.39	186081.90	20420.95	13364.18	876.37	192262.30		319241.19

@ Includes certain lands which are yet to be transferred to the Company's name.

* Depreciation for the year includes Rs.42.48 lac (Previous period Rs.85.42 lac) debited to Pre-operative expenditure pending allocation in respect of a subsidiary and Rs.Nil (Previous period Rs. 0.01 lac) debited to Contracts Work-in-Progress and Rs 0.52 lac (Previous period Rs.0.80 lac) debited to Expenditure Pending Allocation in respect of Joint Ventures.

** Represents adjustments made in Gross block and depreciation reserve in respect of amounts added on revaluation in the year 2005-06 to bring them in line with balances in fixed asset register, for presentation purposes.

SCHEDULE 8

PRE-OPERATIVE EXPENDITURE PENDING ALLOCATION

(Rupees in lac)

	As at 31 March 2009	As at 31 March 2008
Salaries	2090.19	2090.19
Contribution to Provident and other Funds	202.61	202.61
Staff Welfare Expenses	319.11	319.10
Training and Seminar Expenses	124.11	124.11
Recruitment Expenses	36.41	36.41
Power	352.90	352.90
Freight	77.26	77.26
Storage and Handling	144.97	144.97
Rent	134.62	134.62
Rates and Taxes	14.10	14.00
Travel and Conveyance	401.85	401.85
Vehicle Hire charges	332.96	332.96
Communication Expenses	161.05	161.03
Printing and Stationery	50.21	50.21
Books and Periodicals	8.97	8.97
Insurance	1260.17	1245.34
Publicity	21.45	21.45
Legal and Consulting Charges	239.61	239.61
Repairs and Maintenance		
- Building	27.35	27.35
- Others	320.70	318.93
Project Appraisal fee	10.00	10.00
Environmental Clearance fee	13.32	13.32
Interest and Commitment charges	325250.08	325250.08
Auditors Remuneration		
- Audit fees	10.96	9.96
- Certification fees	2.84	2.84
- Reimbursement of Expenses/levies	0.70	0.70
- Management Services	14.00	14.00
Depreciation	713.28	670.80
Directors' Sitting fees	6.76	6.48
Miscellaneous Expenses	207.90	207.90
Less: Miscellaneous Income	(37.95)	(32.83)
Interest Received	(0.67)	(0.67)
Loan amount waived by a bank	(177.08)	(177.08)
Pre-operative expenditure pending allocation	332334.74	332279.37
Proportionate share in Joint Ventures	2080.93	2299.44
Grand Total	334415.67	334578.81

SCHEDULE 9

INVESTMENTS

(Rupees in lac)

	As at 31 March 2009	As at 31 March 2008
A LONG TERM		
a) Trade		
(i) Quoted		
Equity shares - Associates	4331.29	4251.08
Equity shares - Others	160.20	160.20
(ii) Unquoted		
Preference Shares - Associates	-	1010.18
Equity Shares - Associates	2551.81	838.52
Equity shares - Others #	90.92	90.92
b) Non Trade		
(i) Unquoted		
Equity shares - Others	0.01	0.01
Units	1.00	4.36
Preference shares	5.00	5.00
B CURRENT		
(i) Trade		
GOI Special Bonds #	3034.90	4350.40
Total	10175.13	10710.67
# Diminution in value of Investments	92.32	203.22
	10082.81	10507.45
Proportionate share in Joint Ventures	965.55	945.38
Grand Total	11048.36	11452.83

SCHEDULE 10

INVENTORIES

(Rupees in lac)

		As at 31 March 2009		As at 31 March 2008
Stores and spares		**8985.64**		8265.98
Raw material		**4747.55**		7412.74
Work-in-process		**4482.82**		2768.99
Contracts-in-progress	**3276.00**		3791.97	
Less: Progress payments received	**-**		267.97	
		3276.00		3524.00
Finished goods		**15889.74**		4326.90
Total		**37381.75**		26298.61
Proportionate share in Joint Ventures		**1243.20**		981.71
Grand Total		**38624.95**		27280.32

SCHEDULE 11

SUNDRY DEBTORS

(Rupees in lac)

		As at 31 March 2009		As at 31 March 2008
Unsecured:				
Debts outstanding for a period exceeding six months:				
Considered good *	**3292.09**		6108.28	
Considered doubtful	**2417.84**		2917.66	
		5709.93		9025.94
Other debts:				
Considered good		**7366.72**		11288.81
		13076.65		20314.75
Less: Provision for doubtful debts		**2417.84**		2917.66
Total		**10658.81**		17397.09
Proportionate share in Joint Ventures		**4300.74**		3034.92
Grand Total		**14959.55**		20432.01

* Includes Rs.2571.29 lac in Debts exceeding six months (Previous period Rs.3566.01 lac) and Rs.479.32 lac in other debts (Previous period Rs.634.62 lac) retentions on account of Contract-in-progress.

SCHEDULE 12

CASH AND BANK BALANCES

(Rupees in lac)

	As at 31 March 2009	As at 31 March 2008
Cash and cheques on hand	**18.53**	27.94
With Scheduled Banks :		
In Current Accounts	**526.64**	395.64
In Fixed Deposits	**28698.39**	19377.71
In Dividend Accounts	**-**	15.95
In Margin Deposits	**91.50**	43.57
With Other Banks :		
In Current Accounts	**9031.97**	1049.57
Total	**38367.03**	20910.38
Proportionate share in Joint Ventures	**3133.09**	4347.95
Grand Total	**41500.12**	25258.33

SCHEDULE 13

LOANS AND ADVANCES

(Rupees in lac)

		As at 31 March 2009		As at 31 March 2008
Advances recoverable in cash or in kind or for value to be received				
Secured				
- Considered good		392.35		402.78
Unsecured:				
- Considered good	1997.04		4599.96	
- Considered doubtful	4528.63		4082.51	
	6525.67		8682.47	
Less: Provision for doubtful advances	(4528.63)		(4082.51)	
		1997.04		4599.96
Income tax payments less provision(provision for tax - Rs.1855.05 lac (previous period Rs.1490.21 lac))		3226.80		2235.83
Balance with Customs, Port Trust and Central Excise on current accounts		427.16		293.58
Total		6043.35		7532.15
Proportionate share in Joint Ventures		3296.98		2022.07
Grand Total		9340.33		9554.22

SCHEDULE 14

CURRENT LIABILITIES AND PROVISIONS

(Rupees in lac)

	As at 31 March 2009	As at 31 March 2008
CURRENT LIABILITIES		
Sundry creditors		
- dues to micro and small enterprises	27.66	337.04
- subsidiary companies	5284.65	4741.65
- others	167730.40	143486.14
Unclaimed dividends	-	15.95
Unclaimed deposits	15.95	27.33
Interest accrued but not due on loans	9604.65	10529.13
Total	182663.31	159137.24
Proportionate share in Joint Ventures	7658.42	6896.14
Total	190321.73	166033.38
PROVISIONS:		
Gratuity and other retirement benefits	1434.73	46.93
Total	1434.73	46.93
Proportionate share in Joint Ventures	47.45	42.65
Total	1482.18	89.58
Grand Total	191803.91	166122.96

SCHEDULE 15

MISCELLANEOUS EXPENDITURE NOT WRITTEN OFF (OR) ADJUSTED

(Rupees in lac)

	As at 31 March 2009	As at 31 March 2008
Voluntary Retirement Scheme Expenditure	-	139.97
Preliminary Expenditure and Other Expenditure	304.70	581.64
Proportionate share in Joint Ventures	12.14	12.14
Grand Total	**316.84**	733.75

SCHEDULE 16

SALES & SERVICES

(Rupees in lac)

	Year ended 31 March 2009	Eighteen Months ended 31 March 2008
Sales & Services	159347.34	210665.44
Less: Excise Duty	1415.23	2851.73
Net Sales & Services	157932.11	207813.71
Proportionate share in Joint Ventures	25237.78	44149.98
Grand Total	**183169.89**	251963.69

SCHEDULE 17

OTHER INCOME

(Rupees in lac)

	Year ended 31 March 2009	Eighteen Months ended 31 March 2008
Dividend from trade investments	879.71	512.40
Interest from non-trade investments	2070.17	0.67
Miscellaneous	2437.90	6183.02
Total	5387.78	6696.09
Proportionate share in Joint Ventures	677.51	724.79
Grand Total	**6065.29**	7420.88

SCHEDULE 18

PURCHASE OF FINISHED GOODS

(Rupees in lac)

	Year ended 31 March 2009	Eighteen Months ended 31 March 2008
Purchase of finished goods	899.30	962.40
Proportionate share in Joint Ventures	-	130.13
Grand Total	**899.30**	1092.53

SCHEDULE 19

MANUFACTURING AND OTHER EXPENSES

(Rupees in lac)

		Year ended 31 March 2009		Eighteen Months ended 31 March 2008
Raw materials consumed				
Opening stock	7397.09		7116.82	
Add: Purchases	111700.57		99397.11	
	119097.66		106513.93	
Less: Raw materials sold at cost	1037.10		599.33	
	118060.56		105914.60	
Less: Closing stock	4747.55		7412.74	
Raw materials consumed		113313.01		98501.86
Stores and spares consumed		4514.99		4175.75
Power, fuel and water charges		6276.30		25097.55
Sales promotion expenses		119.12		150.04
Salaries, wages and bonus		10748.37		15073.23
Contribution to gratuity and superannuation funds		727.45		1059.34
Contribution to provident and other funds		719.01		600.99
Staff welfare expenses		664.72		1117.86
Rent		473.86		1224.57
Rates and taxes		979.96		3095.04
Excise duty*		(5.24)		77.29
Insurance		655.31		1623.00
Repairs to:				
Plant and machinery	3746.14		4227.24	
Buildings	301.72		622.48	
Others	373.31	4421.17	765.22	5614.94
Rebates and discounts		395.51		2051.23
Packing, transportation and handling		4492.57		7895.70
Provision for doubtful debts and advances (net)/ Bad debts & advances written off		8.23		3994.71
Provision for non moving inventories		853.22		937.89
Turnover tax		0.79		425.94
Loss on sale of assets (net)		1024.15		314.22
Loss on Forward Contract		187.75		-
Supply of materials and equipment for construction contracts		7347.15		19760.92
Sub-contractors payments		2474.48		4729.38
Insurance Claim receivable written off		-		1467.15
Impairment of Property,plant and equipment		-		311.89
Miscellaneous expenses		9323.97		17217.86
Exchange fluctuation loss / (gain)		1945.30		(2835.93)
(Increase) / Decrease in work in process and finished goods				
Opening Stock				
Finished goods	4326.91		3507.10	
Work-in-process (including Contracts-in-progress)	6292.99		4007.03	
	10619.90		7514.13	
Less: Closing Stock				
Finished goods	15889.76		4326.91	
Work-in-process (including Contracts-in-progress)	7758.81		6292.99	
	23648.57		10619.90	
		(13028.67)		(3105.77)
Total		158632.48		210576.65
Proportionate share in Joint Ventures		22642.35		40345.40
Grand Total		181274.83		250922.05

* Represents excise duty provision on stock differential. Excise duty paid on sales for the period is shown as deduction from turnover.

SCHEDULE 20

INTEREST AND FINANCIAL CHARGES (Net)

(Rupees in lac)

	Year ended 31 March 2009	Eighteen Months ended 31 March 2008
On debentures	1011.58	3226.79
On other fixed interest bearing loans	6354.60	23349.95
On others	6028.54	13041.95
Total	13394.72	39618.69
Less:		
Interest on deposits, book debts, loans and others	(316.39)	(557.47)
	13078.33	39061.22
Proportionate share in Joint Ventures		
{ Net of Interest Capitalised Rs. Nil (Previous period Rs.45.73 lac) }	205.42	589.00
Grand Total	13283.75	39650.22

SCHEDULE 21

PROVISION FOR TAXATION

(Rupees in lac)

	Year ended 31 March 2009	Eighteen Months ended 31 March 2008
Current tax	1.27	157.95
Fringe Benefit Tax	62.05	176.20
Deferred tax	328.14	545.91
Total	391.46	880.06
Proportionate share in Joint Ventures:		
Current tax	749.34	1066.64
Fringe Benefit Tax	22.84	44.62
Deferred tax	(13.73)	(282.89)
Grand Total	1149.91	1708.43

SCHEDULE 22

NOTES ON THE CONSOLIDATED ACCOUNTS FOR THE YEAR ENDED 31 MARCH 2009

A. BASIS OF CONSOLIDATION:

The Consolidated Financial Statements comprise of financial statements of Southern Petrochemical Industries Corporation Limited (the Company), its subsidiary companies, joint ventures and associates (SPIC Group). These Consolidated Financial Statements have been prepared in accordance with AS-21 "Consolidated Financial Statements", AS-23 "Accounting for Investments in Associates in Consolidated Financial Statements" and AS-27 "Financial Reporting of Interests in Joint Ventures", notified by the Central Government of India under the Companies (Accounting Standards) Rules, 2006.

Consolidated financial statements are prepared using uniform accounting policies except as stated in B. (iii) and (viii) of this Schedule, the adjustments arising out of the same are not considered material. With respect to overseas subsidiaries Indo Jordan Chemicals Company Limited and SPIC Fertilizers and Chemicals Limited which are classified as Non-Integral foreign operation, the financials were translated into Indian Currency as per Accounting Standard 11 (revised) and the exchange gains/ (losses) arising on conversion are accumulated under "Foreign Currency Translation Reserve".

1. (i) The subsidiary companies considered in these consolidated financial statements are:

Name	Country of Incorporation	**Percentage of ownership interest as at 31 March 2009**	Percentage of ownership interest as at 31 March 2008
SPIC Petrochemicals Limited	India	**100.00**	100.00
Indo Jordan Chemicals Company Limited	Jordan	**52.17**	52.17
SPIC Fertilizers and Chemicals Limited	Mauritius	**83.54**	83.54
SPIC Fertilizers and Chemicals FZE (through a subsidiary company – SPIC Fertilizers and Chemicals Limited, Mauritius)	Dubai	**83.54**	83.54
Ind-Ital Chemicals Limited	India	**100.00**	100.00
Orchard Microsystems Limited	India	**100.00**	100.00
SPEL Semiconductor Limited	India	**55.97**	55.97
SPEL America, Inc., USA (through a subsidiary company – SPEL Semiconductor Limited, India)	America	**55.97**	55.97

(ii) The financial statements of all the subsidiaries other than Indo Jordan Chemicals Company Limited are drawn upto 31 March 2009, while that of Indo Jordan Chemicals Company Limited are drawn upto 31 December 2008 in accordance with International Financial Reporting Standards. There are no significant transactions subsequent to 31 December 2008, which require an adjustment to consolidated financial statements.

2. **Interests in Joint Ventures:**

(i) The Group's interests in jointly controlled entities are:

Name	Country of incorporation	**Percentage of ownership interest as at 31 March 2009**	Percentage of ownership interest as at 31 March 2008
Tamilnadu Petroproducts Limited	India	**16.93**	16.93
Technip India Limited	India	**50.00**	50.00
National Aromatics and Petrochemicals Corporation Limited	India	**50.00**	50.00

(ii) The financial statements of the Joint Ventures are drawn up to 31 March 2009

3. Investments in Associates

(i) The Group s associates are

Name	Country of incorporation	**Percentage of ownership Interest as at 31 March 2009**	Percentage of ownership interest as at 31 March 2008
Tuticorin Alkali Chemicals and Fertilisers Limited	India	**45.15**	45.15
Manali Petrochemical Limited	India	**38.29**	38.29
Gold Nest Trading Company Limited	India	**32.76**	32.76
EDAC Engineering Limited	India	**33.98***	47.57

* Consequent to the increase in issued share capital of EDAC Engineering Limited the Company's shareholding in EDAC Engineering Limited has been reduced from 47.57 percent to 33.98 percent.

(ii) The financial statements of the associates other than Gold Nest Trading Company Limited were drawn up to 31 March 2009 while that of Gold Nest Trading Company Limited has been drawn up to 30 September 2008. However the financial statement of Tuticorin Alkali Chemicals and Fertilizers Limited has been drawn for the 18 months period from 1 October 2007 to 31 March 2009.

(iii) Investment in Gold Nest Trading Company Limited, an associate company in which the Company holds 32.76 % of its share capital, has not been accounted under "equity method" as required under Accounting Standard (AS) 23, since the carrying amount of investment as at 31 March 2009 is Nil. Accordingly, the goodwill arising on investment and the Company's share in the post-acquisition movements in the net assets of the associate company have not been recognised in the consolidated financial statements.

(iv) Investment in Tuticorin Alkali Chemicals and Fertilisers Limited, an associate company in which the Company holds 45.15 % of its share capital, has been accounted under "equity method" as required under Accounting Standard (AS) 23, to the extent of the carrying amount of investment as at 31 March 2009.

4. Consistency in adoption of accounting policies among all group companies has been ensured to the extent practicable except in respect of a subsidiary, SPEL Semiconductor Limited, the exchange differences arising on restatement / repayment of Foreign Currency Non Repatriable (FCNR) and other foreign currency loans are adjusted to the cost assets.

5. These consolidated financial statements are based, in so far as they relate to amounts included in respect of subsidiaries, joint ventures and associates, on the audited financial statements of each of the entities, except for EDAC Engineering Limited, Technip India Limited and SPIC Fertilizers and Chemicals Limited, Mauritius, for the period 1 April 2008 to 31 March 2009, which is based on the unaudited financial statements as certified by the management of those companies.

6. The excess of cost to the holding Company of its investments in the subsidiaries and associates over the holding Company's portion of equity of the subsidiaries and associates is recognised in the financial statements as goodwill after considering the performance and business potential of those companies.

7. Minority interest in the net assets of consolidated subsidiaries consists of the amount of equity attributable to the minority shareholders at the dates on which investments are made by the Company in the subsidiary companies and further movements in their share in the equity, subsequent to the dates of investments.

8. Investments in associate companies have been accounted under the Equity Method as per Accounting Standard (AS) 23 'Accounting for Investments in Associates in Consolidated Financial Statements'. Under the Equity Method of accounting, the investment is initially recorded at cost, identifying any goodwill / capital reserve arising at the time of acquisition. The carrying amount of investment is adjusted thereafter for the post acquisition change in the investor's share of net assets of the Investee. The consolidated Profit and Loss Account reflects the investor's share of the results of the operations of the Investee.

9. Investor's share in assets, liabilities, income and expenses as appearing in financial statements of the Joint Venture has been included, in accordance with AS 27 Financial Reporting of Interest in Joint Venture.

B. <u>SIGNIFICANT ACCOUNTING POLICIES</u>:

i) <u>Basis of accounting</u>

The financial statements have been prepared under the historical cost convention, except for certain fixed assets which are revalued, on accrual basis and in accordance with the accounting principles generally accepted in India. The said financial statements comply with the relevant provisions of the Companies Act, 1956 (the Act) and the mandatory Accounting Standards notified by the Central Government of India under Companies (Accounting Standards) Rules, 2006.

ii) <u>Use of Estimates</u>

The preparation of financial statements requires the Management to make estimates and assumptions considered in the reported amounts of assets and liabilities including the disclosure of contingent liabilities as of the date of the financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in preparation of the financial statements are prudent and reasonable. Actual results could vary from these estimates. Any revision to accounting estimates is recognized prospectively in the current and future periods.

iii) **Fixed Assets and Depreciation**

Fixed Assets including intangible assets are capitalized at acquisition cost, including directly attributable cost of bringing the assets to its working condition for the intended use. Cost comprises of direct cost, related taxes, duties, freight and attributable finance costs (Refer (x) below) till such assets are ready for its intended use.

Certain assets have been revalued as on 31 March 1996, 31 March 1999, 31 March 2000, 1 April 2002, 1 April 2003 and 31 March 2006 and the resultant surplus has been added to the cost of the assets with a corresponding credit to Revaluation Reserve Account.

Depreciation on fixed assets is provided on Straight Line Method (SLM), except in case of Technip India Limited, which provides depreciation on Written Down Value basis (WDV), in accordance with Schedule XIV to the Companies Act,1956.The difference between the SLM and WDV basis in respect of Technip India Limited is not significant. In respect of assets acquired prior to 1 April 1993 where depreciation was provided on SLM as per section 205(2) (b) of the Companies Act, 1956 at rates which were higher than Schedule XIV rates, depreciation on the unamortized depreciable amount is provided over the residual life of the respective fixed assets.

In respect to assets of companies located outside India, depreciation is provided on Straight-line basis over its useful life as estimated by the respective companies.

Intangible assets are amortised over the estimated useful life of the asset.

iv) **Investments**

Long-term investments are valued at cost. Provision for diminution in the value of long-term investments is made, only if such decline is other than temporary in nature, in the opinion of the management. Current Investments are carried at lower of cost or market value.

v) **Inventories**

Inventories are valued at lower of cost and net realizable value except stores, spares and loose tools, which are valued at cost and/or below cost. Cost includes freight, taxes and duties net of CENVAT / VAT credit wherever applicable. Customs duty payable on material in bond is added to the cost. The method of determining cost of various categories of inventories of various divisions is as follows:

Stores, spares and raw materials	-	Monthly weighted average method/first-in-first out method/annual average method
Work-in-Process and finished goods	-	Average cost of last quarter's production/ average annual cost, computed on full absorption costing method
By-Products	-	At Net realizable value
Contract-in-Progress	-	Work-in-Process on construction contracts reflects proportionate value of inputs and expenses on contracts yet to be billed

vi) **Revenue Recognition**

(a) Revenue (including price concession in respect of certain fertilizers) in respect of sale of products is recognized at the point of despatch to customers from plants and warehouses.

(b) Under the retention-pricing scheme, the Government of India reimburses the fertilizer industry; the difference between the retention price based on the cost of production and selling price (realized from the farmers) as fixed by the Government from time to time, in the form of a subsidy. This has been accounted as income on the basis of movement of Fertilizer from the factory as per the procedure prescribed by the Government and not on the basis of ultimate sales. In the case of increase in input costs/ expenses for which retention price is yet to be announced, the Company makes a reasonable estimate of incremental amount due and accrues the same as income for the period.

(c) Income on long-term contracts is recognized on percentage completion method and measured by reference to the percentage of cost incurred up to the reporting date to the estimated total cost for each contract. Provision for anticipated losses on the long-term contracts is made as and when it is established.

(d) Dividend income on investments is accounted for, when the right to receive the payment is established.

vii) **Foreign Currency Transactions**

(a) Indian operations

Foreign currency transactions are recorded at the rate of exchange prevailing on the date of the transaction. At the year end, all monetary assets (other than investments) and liabilities denominated in foreign currency are restated at the year end exchange rates. Exchange differences arising on actual payment/realization and year end reinstatement referred to above are adjusted to the Profit and Loss Account. In respect of a subsidiary, SPEL Semiconductor Limited, the exchange differences arising on restatement / repayment of Foreign Currency Non Repatriable (FCNR) and other foreign currency loans are adjusted to the cost depreciable capital assets.

Investments in foreign currency are reported using the exchange rate at the date of the transaction.

viii) Employee Benefits

a. Defined Contribution Plan

Fixed contributions to (i) the Superannuation Fund pertaining to Officers and Executives which is administered by Company nominated trustees and managed by Life Insurance Corporation of India, (ii) the Superannuation Fund pertaining to staff members which is administered by Company nominated trustees and (iii) the Employee State Insurance Corporation (ESI) are charged to the Profit and Loss Account.

Company also contributes to a government administered Pension Fund on behalf of its employees, which are charged to the Profit and Loss Account.

b. Defined Benefit Plan

i) The liability for Gratuity to employees as at the Balance Sheet date is determined on the basis of actuarial valuation using Projected Unit Credit method and is funded to a Gratuity fund administered by the Company nominated trustees. The liability thereof paid /payable is absorbed in the accounts. The actuarial gains/ losses are recognised in the Profit and Loss Account.

ii) The employees and the Company make monthly fixed contributions to the SPIC Limited Employee's Provident Fund Trust, equal to a specified percentage of the covered employee's salary. The interest rate payable by the Trust to the beneficiaries is being notified by the aforesaid Trust every year which is not less than the interest rate notified by Government of India under the Employees' Provident Fund Scheme. The Company has an obligation to make good the shortfall, if any, in the fund.

c. Long Term Compensated Absences

In respect of long term portion of compensated absences (Leave benefits), the liability is determined on the basis of actuarial valuation and is provided for.

d. Short Term Employee Benefits

Short term employee benefits including accumulated compensated absences determined as per Company's policy/scheme are recognized as expense based on expected obligation on undiscounted basis.

e. Voluntary Retirement Scheme

Payments under voluntary retirement scheme are charged to the Profit and Loss Account over a period of five years from the accounting year in which the payments are made.

ix) Research and Development Expenditure

All revenue expenditure related to research and developments are charged to the respective heads in the Profit and Loss Account. Capital expenditure incurred on research and development is capitalised as fixed assets and depreciated in accordance with the depreciation policy of the Company.

x) Borrowing costs

Borrowing costs incurred after 1 April 2000 that are attributable to the acquisition of qualifying assets are capitalized as part of the cost of such assets. All other borrowing costs are charged to revenue.

xi) Segment Reporting

The accounting policies adopted for segment reporting are in line with the accounting policies of the Company.

a) Revenue and expenses have been identified to segments on the basis of their relationship to the operating activities of the segment. Revenue and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under unallocable corporate expenses.

b) Investments, advance towards investments and other advances, which are not allocable to segments, are excluded from segment capital employed.

xii) Taxes on Income

Provision for Current tax is made based on the liability computed in accordance with the relevant tax rates and tax laws. Provision for deferred tax is made for timing differences arising between the taxable income and accounting income computed using the tax rates and the laws that have been enacted or substantively enacted as of the Balance Sheet date. Deferred Tax assets in respect of unabsorbed depreciation and carry forward of losses are recognized if there is virtual certainty that there will be sufficient future taxable income available to realize such losses. Other deferred tax assets are recognized if there is reasonable certainty that there will be sufficient future taxable income available to realize such assets.

xiii) Provision, Contingent Liabilities and Contingent Assets

Provisions are recognized only when there is a present obligation as a result of past events and when a reasonable estimate of the amount of obligation can be made. Contingent liability is disclosed for (i) possible obligation which will be confirmed only by future events not wholly within the control of the Company or (ii) present obligations arising from past events where it is not probable that an outflow of resources will be required to settle the obligation or a reliable estimate of the amount of the obligation cannot be made. Contingent assets are neither recognized nor disclosed in the financial statements.

xiv) Impairment of Assets

At each balance sheet date, the carrying values of the tangible and intangible assets are reviewed to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where there is an indication that there is a likely impairment loss for a group of assets, the Company estimates the recoverable amount of the group of assets as a whole, to determine the value of impairment.

C. **NOTES ON ACCOUNTS**

1. (a) Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances) Rs.156478.65 lac (Previous period Rs.198722.76 lac) [including share of Joint ventures Rs. 64.21 lac (Previous period Rs.Nil)].

2. Contingent Liabilities

(a) Bills and Cheques discounted Rs.79.58 lac (Previous period Rs.73.63 lac) [including share of Joint ventures Rs. 79.58 lac (Previous period Rs. 73.63 lac)].

(b) Claims not acknowledged as debts

i) Disputed claims against the Company, which are being challenged before the Courts – Rs.3446.51 lac [(Previous period Rs.3146.81 lac) including share of Joint ventures Rs. Nil (Previous period Rs. Nil)].

ii) Other claims Rs.44309.79 lac (Previous period Rs.42329.63 lac). The Company has been advised that there are reasonable chances of successful outcome of the cases and accordingly no provision is considered necessary.

(c) Guarantees / Security given to banks/financial institutions on behalf of other companies Rs. 5020 lac (Previous period Rs. 5000 lac) [including share of Joint ventures Rs.Nil (Previous period Rs.Nil)]. Counter Guarantee given for loan availed Rs.Nil (Previous period Rs.3435 lac) [including share of Joint ventures Rs.Nil (Previous period Rs.Nil)].

(d) Bank Guarantees outstanding Rs. 1554.20 lac (Previous period 3112.07 lac) [including share of Joint Ventures Rs. 648.86 lac (Previous period Rs.1355.55 lac)], LC Rs.184.38 lac(Previous period Rs.198.65 lac) [including share of Joint ventures Rs.184.38 lac (Previous period Rs.198.65 lac)].

(e) Cumulative amount of Preference Dividend and dividend tax thereon not provided for by the Company from 1 April 2001 to 31 March 2009 is Rs. 1759.56 lac (Previous period Rs. 1582.67 lac)

(f) No provision is considered necessary for the disputed taxes aggregating to Rs.15045.98 lac (Previous period Rs.5654.10 lac) [including share of Joint Ventures Rs. 626.35 lac (Previous period Rs.614.80 lac)], which are under various stages of appeal proceedings. Out of the above amount, an amount of Rs.3247.87 lac (Previous period Rs.2973.08 lac) has been deposited under protest / adjusted by relevant authorities. The Company has been advised that there are reasonable chances of successful outcome of the appeals.

3. (a) Consequent to the implementation of Corporate Debt Restructuring (CDR) Package dated 19.03.2003, the Company had availed interest relief from various banks and financial institutions amounting to Rs.4110.36 lac for the year 2002-03 and continued to accrue the interest liability at the reduced rates in the subsequent years upto 31.03.2008. The principal amount and the accrued interest aggregating to Rs.90561.17 lac (Previous period Rs.67942.09 lac) which has already fallen due for payment, remain unpaid.

(b) As on 31 March 2009, eighteen out of thirty five secured lenders covering more than 70% of secured debts in value had assigned the financial assistance granted by them along with the attendant security interests in favour of Asset Reconstruction Company (India) Limited (ARCIL), under the provisions of Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 (SARFAESI Act). ARCIL has also issued a notice dated 23.10.2008 u/s 13(2) of the said Act confirming the assignment of debts in its favour and requiring the Company to make the repayments to it. The Company is on continuous discussions with ARCIL for an appropriate restructuring scheme including for reduction in principal and interest liabilities . Based on the discussions which have reached an advanced stage, the Company is hopeful of achieving a sustainable debt level upon implementation of the restructuring scheme. In view of this, the Company expects substantial debt relief and hence no provision is considered necessary for interest for the year aggregating to Rs.14999.81 lac on the secured loans assigned to ARCIL accounted at contracted rates mentioned in the CDR package referred in Para (a) above.

(c) Out of the remaining secured lenders who have not assigned their debts to ARCIL, one lender has sent a communication to the Company, withdrawing its consent to the restructuring of the term loan facility under the CDR and advising the Company to take note of the same. However, the Company has not received any demand from such other lenders on this account though as per the approved restructuring package, the Institutions/Banks retain the right to revoke the package in case the Company does not meet its commitments as stipulated in the package. The Company continues to accrue interest on these loans at the reduced rate as per CDR package.

(d) As certain working capital lending banks have raised claims before the Hon'ble Debt Recovery Tribunal (DRT) which the Company is contesting, opening of letters of credit by banks was affected. As a result, the Ammonia and Urea plants which were stopped on 26.3.2007 for turnaround activities could not recommence their operations. The Phosphatic plants also could not be operated. DRT based on the report furnished by the lead bank vide its interim order dated 19.6.2007 directed the said bank to release the subsidy amount of Rs.2077 lac to the Company for its operational expenses and Rs. 21314 lac to various consortium banks against their devolved Letters of Credit (LCs) with a further direction to open fresh LCs to the extent of money received by them in order to keep the Company functioning.

In compliance with DRT's direction certain banks opened fresh Letters of Credit. This enabled the Company to recommence the operations of the Phosphatic plants from 19.8.2007 to 4.2.2008. Since certain banks have appropriated the subsidy amount against their dues without opening fresh LCs, the Company filed interim applications before DRT praying for a direction to the lead bank to arrange for the opening of LCs by the said banks to the extent of payments received by them and to release the subsidy amount to the Company for procurement of raw materials. The DRT while disposing the interim applications filed by the Company, had directed the lead bank vide its order dated 3.1.2008 to deposit the subsidy amount retained by it in the fixed deposits of certain banks. An appeal was filed by the lead bank against the above direction and the Hon'ble Debt Recovery Appellate Tribunal (DRAT) vide its order dated 24.1.2008 had directed it to keep the subsidy amounts in maximum interest earning no-lien account effective 25.01.2008 until further orders and the said deposit is maintained by the lead bank. The Company also filed appeals before DRAT challenging the order of DRT dated 3.1.2008 and DRAT in its order dated 5.3.2008 had directed the lead bank to disburse a sum of Rs.800 lac per month, commencing from 15.3.2008 from the said deposit to the Company to meet the statutory and critical payments and make an one time payment of Rs.500 lac for its start-up expenses. Certain lending banks had filed writ petitions/civil revision petitions against the order of the DRAT before the Hon'ble Madras High Court and the court vide its order dated 7.1.2009 upheld the interim direction of the DRAT.

The Special Leave Petitions (SLP) filed by the lead and other banks against the order of the Madras High Court, were also dismissed by the Hon'ble Supreme Court, vide its order dated 27.2.2009 and consequently the Company received Rs.10400 lac on 23.3.2009 from the deposit of Rs.25368 lac kept in the maximum interest earning no lien account as on that date. As on 31 March 2009, the balance remaining in the said account is Rs.14968 lac (Previous period 18628 lac). The main appeal is pending before DRAT.

(e) The balances of loans/interest accrued due to some of the lenders as on 31.03.2009 to the extent of Rs.51160.68 lac (Previous period Rs.41987.12 lac) are subject to confirmation.

4. **Going Concern**

The current year loss amounted to Rs.70720.83 lac and the accumulated loss as on 31 March 2009 amounted to Rs.144912.26 lac. The current liability of the Company as on 31 March 2009 exceeded the current assets as on that date. In spite of these, the financial statements of the Company have been prepared on a going concern basis in view of the following:

i) the current year loss includes provision for diminution in value of investments, interest and exchange loss pertaining to overdue overseas creditors amounting to Rs.60535.96 lac. Consequently, the operating loss is only Rs.10184.87 lac. The said operating loss is mainly on account of non-availability of working capital and unsustainable level of debts. The Company is having on going discussions with ARCIL for an appropriate scheme as referred to in Note 3(b). The Company is hopeful of successful outcome on these efforts, to bring down the debts to sustainable level.

ii) the contract manufacturing undertaken by the Company and own production of phosphatic fertilizers during the period from 22.11.2008 to 28.12.2008 by which its complex fertilizer plants at Tuticorin were partially operated during the year and the continuous operation of other divisions of the Company viz., Pharmaceutical, SPIC Maintenance Organization and Agri Business throughout the financial year.

iii) the funds retained by the lead bank which is expected to be available on crystallization of the scheme along with the funds with the Company as referred to in Note 3(d) above and the fertilizer bonds held by the Company as referred to in Note 10, which will enable the Company to recommence its fertilizer operations.

5. (a) The fixed assets were revalued by independent professional valuers in earlier years. The details of said revaluation and the resultant surplus in value are as follows:

Assets revalued	Revalued as on	Division	Revaluation uplift (Rupees in lac)
Fixed assets (other than furniture and fittings, office equipment, vehicles, ships and certain buildings and plant and machinery)	31.3.1996	All Divisions except shipping	36659.06
Land, buildings and plant and machinery	31.3.1999	Pharmaceuticals and Biotechnology	5412.77
Fixed assets (other than furniture and fittings, office equipment and vehicles)	31.3.2000	Fertilizer	30905.38
Fixed assets (other than furniture and fittings, office equipment and vehicles)	1.4.2002	Fertilizer	35086.61
Land and buildings, plant and machinery, compound wall and Roads	1.4.2003	Pharmaceuticals and Biotechnology	6940.24
Fixed assets (other than furniture and fittings, office equipment and vehicles)	31.3.2006	Fertilizer	14912.79
Administrative buildings and land	31.3.2006	Pharmaceuticals and Biotechnology	21857.00

(b) Fixed assets of Ind-Ital Chemicals Limited (a 100% subsidiary) have been revalued on 1 June 1987 and 30 September 1992 on the basis of technical valuation reports. The resultant surplus on such revaluation over the written down value of these assets amounting to Rs.111.89 lac and Rs. 264.89 lac respectively has been credited to Revaluation Reserve on the respective dates given above.

(c) The depreciation charge for the period shown in the Profit and Loss Account is after deducting an amount of Rs.5.48 lac (Previous period Rs.143.94 lac) [including Rs.3.41 lac (Previous period Rs.140.23 lac) in respect of joint venture] representing the extra depreciation arising on revaluation of fixed assets withdrawn from Revaluation Reserve.

6. The Company's investments included Rs.13840.21 lac (net of provision) (Previous period Rs.13840.21 lac) in equity share capital of one of the promoted companies, which has invested in a wholly owned subsidiary Company in Dubai, whose objective was production of ammonia and urea in Jebel Ali Free Zone, Dubai. Since the project did not materialize due to non allocation of gas, the said subsidiary Company has during the year commenced activities for dismantling the existing plant and machinery at the project site with a view to relocate the same where assured gas supply could be obtained. In view of this negative development, the Management reviewed the carrying value of this investment and has provided for full value towards its diminution.

7. Capital work-in-progress/advances include a sum of Rs. 2091.04 lac (Previous period Rs.2091.04 lac) being advances paid to MCC Finance Limited for purchase of certain immovable properties. The Company entered into sale agreements for these properties with MCC Finance Limited and the execution and registration of sale deeds are pending. The Administrator/Provisional Liquidator of MCC Finance Limited filed a Petition before the Company Court at Chennai seeking a direction that the sale agreements entered into between the Company and MCC Finance Limited be declared null and void. The said Petition was allowed by the Single Judge on 18.6.2003. The Company has filed an appeal against the Order before the Division Bench of the Madras High Court. The Division Bench admitted the appeal and ordered status quo be maintained, pending disposal of the appeal.

8. The Company promoted SPIC Petrochemicals Limited (SPIC Petro) in 1994-95 for the manufacture of Polyester Filament Yarn (Capacity : 80000 TPA) and Purified Terepthalic Acid (Capacity : 315000 TPA). The Company has so far invested Rs.25375.00 lac in the equity share capital, Rs.5.00 lac in 8% redeemable cumulative non convertible preference share capital, Rs.30609.63 lac in Unsecured Zero Interest Bonds redeemable after 12 years from the date of commencement of commercial production or repayment of all the term loans to the lenders, whichever is earlier. In view of the pending litigation between Chennai Petroleum Corporation Limited (CPCL) and the Company and the consequent interim injunction granted by the Madras High Court in 1997 to stop implementation of activities, there has been a suspension of activities.

The draft Memorandum of Settlement (MoS) between CPCL and the company which was approved by the Ministry of Petroleum and Natural Gas (MoPNG), Government of India, in March 2001 is awaiting formal execution. The company initiated discussions with Financial Institutions and Banks for resolving the financial issues through re-structuring of all the loans, grant of reliefs and concessions and further financial assistance. A high level meeting with the Financial Institutions and Banks, who have funded this project, was held at Mumbai in June 2001. The Lenders have formed a committee comprising representatives from IDBI, ICICI, SBI and Dena Bank to review the project and re-appraise the viability of the project.

The Lenders Committee appointed Tata Consulting Engineers Limited (TCE) as Lenders' Engineer to assess the revised project cost and the viability of the project. TCE have completed their study and submitted their report to IDBI in August 2002 and IDBI had requested TCE to do an update of the report by December 2003 and the revalidation was completed by February 2004.

Meanwhile, in January 2003, ICICI Bank Limited filed an application before the Hon'ble Debt Recovery Tribunal for appointment of a Receiver in respect of properties of SPIC Petro. The Tribunal, on 14.2.2003, granted interim relief by way of appointment of a Receiver with a direction to get the property valued for sale. The appeals of SPIC Petro and that of the Company before the Debt Recovery Appellate Tribunal were dismissed on 10.3.2003. Aggrieved by this, SPIC Petro and the Company filed Writ Petitions before the Hon'ble Bombay High Court for staying the orders of the Tribunal and of the Appellate Tribunal.

The Bombay High Court, on 17.4.2003, adjourned the Petitions with a direction that SPIC Petro will neither be dispossessed from the property, nor will the property be sold as directed by the Tribunal. The High Court further directed IDBI to make available TCE's report to the Court, to SPIC Petro and to the Company. SPIC Petro was also required to submit a report as to the possibilities of revival and how the necessary finance will be raised and its liabilities cleared.

Pursuant to the directions of the Court, SPIC Petro submitted the revival report on 30.6.2003 to which, ICICI Bank filed its observations. The matter is pending before the Hon'ble Bombay High Court.

Some of the creditors have filed winding up petitions against SPIC Petro and the Company is actively defending the same.

As part of the revival strategy, SPIC Petro approached MoPNG to help identify a strategic partner. The Ministry advised Oil and Natural Gas Corporation (ONGC) to examine the project. ONGC formally expressed its interest on 26.10.2005 and nominated a nodal agency on 9.11.2005 for coordinating the transaction and facilitating the process. Subsequently, between 19.12.2005 to 6.1.2006, ONGC conducted a detailed due diligence exercise (with the technical part conducted by M/s.Toyo India Limited, the financial part by M/s. Ernst & Young India Limited. and the legal portion by M/s. Amarchand & Mangaldas & Suresh A Shroff Limited). ONGC also had a meeting with the engineering consultant / technology supplier for the Polyester project to clarify the support that would be extended by the consultant on revival of the project by ONGC.

SPIC Petro also obtained support letters from the PTA technology supplier and the engineering consultant. Recently, the validity of the PTA license was extended by one more year till March 2009. Though, ONGC could not pursue the above proposal further, due to administrative reasons, SPIC Petro, continues its efforts to identify interested investors for the project. SPIC Petro has also requested the State Government to provide structural assistance to the project. The Government of Tamil Nadu has offered to extend structured assistance for the project.

Moreover, SPIC Petro is actively pursuing the option of re-financing the project and commencing the operations of polyester segment of the project at the earliest. Asset Reconstruction Company (India) Limited [ARCIL] has acquired the loan facilities/rights of ICICI Bank, Bank of Baroda and Dena Bank. IDBI had also assigned its loan facilities/rights to its own Stressed Assets Stabilization Fund [SASF]. ARCIL / SASF together have acquired a substantial quantum of the debt extended to SPIC Petro.

As part of the revival process and to identify a joint venture partner interested in participation, ARCIL has recently engaged Tata Consulting Engineers [TCE] to do a valuation of the company's assets and to establish the sustainable debt level of the project. TCE has completed their study and submitted its Techno Commercial Evaluation report to ARCIL. The report is positive about the value of the assets and the possibility of revival with an appropriate restructuring.

ARCIL had appointed Yes Bank who have prepared an Information Memorandum (IM) setting out the complete status and viability of the project. Yes Bank has sent letters seeking Expression of Interest from potential new investors within and outside India.

SPIC Petro is co-ordinating with ARCIL on the restructuring process and the progress on this effort is satisfactory on the following aspects:

i) The lenders are interested in reviving the project rather than disposing the assets.

ii) The lenders are identifying the joint venture partner and also prepared to implement a suitable restructuring scheme which will ensure the viability of the project.

iii) The Techno Commercial Evaluation study clearly indicates that the project has favourable cost economics and timelines as compared to a green field project of similar configuration.

iv) During the year, certain potential investors have visited the project site and are in the process of evaluation of the technical and economic feasibility of revival.

In view of the above developments and with the revival of the economy, the company is hopeful that a potential investor will come forward and with the support of the lenders, the project will take shape. However, considering the inordinate delay in the implementation of this project and as a prudent measure provision has been made for full value of investments in equity and preference shares aggregating to Rs.25380 lac.

9. The Company has given an undertaking to the lenders of Tuticorin Alkali Chemicals and Fertilizers Limited for non disposal of its shareholdings in the said Company without their prior approval.

10. During the period, the Government of India, Ministry of Chemicals and Fertilizers, has issued "Fertilizer Companies' Government of India Special Bonds", amounting to Rs.434.90 lac (Previous period 4350.40 lac) towards subsidy receivable. These bonds have been treated as Current Investments (included in Schedule 9). The bonds are tradable in the market and therefore, it is restated at fair value as at 31 March 2009 resulting in a charge to the Profit and Loss Account to the extent of Rs.42.33 lac (Previous period Rs.153.23 lac) has been considered in the accounts. The Company has also disposed of bonds worth of Rs.1750.40 lac (Previous period Rs. Nil) during the current year and the profit on sale of such bonds amounting to Rs.144.21 lac has been credited to other income.

11. In respect of SPIC Petrochemicals Limited (SPIC Petro), a subsidiary Company, confirmation of Balances have not been received from certain Financial Institutions / Banks, Creditors, Contractors, Customs and port authorities and in respect of other assets and liabilities. Pending receipt of confirmations, SPIC Petro has provided interest on loans availed from Financial Institutions / Banks at the contracted/ agreed rates. Adjustments, if any, which may arise upon confirmation, is unascertainable at this stage and not accounted for.

12. Sundry debtors and loans & advances include certain overdue and unconfirmed balances. However, in the opinion of the Management these current assets would in the ordinary course of business realise the value as stated in the accounts.

13. **Disclosure as per Accounting Standard 15 (Revised)**

The Company has adopted Accounting Standard – 15 (Revised 2005) on employees benefits effective from 1 April 2008 and there is no significant impact in the financial statements on this account. Disclosures required under the said standard are given below:

a) Movement

(Rupees in lac)

Particulars	**2008-09**
Projected Benefit Obligation as of 1 April 2008	**1213.66**
Service cost	**101.18**
Interest cost	**87.83**
Actuarial Loss	**351.06**
Benefits paid	**(236.03)**
Projected Benefit Obligation as of 31 March 2009	**1517.71**
Amount recognised in the Balance Sheet:	
Projected benefit obligation at the end of the year	**1517.71**
Fair value of plan assets at the end of the year	**1029.82**
Liability recognised in the Balance Sheet	**487.89**
Cost of defined plan for the year	
Current service cost	**101.18**
Interest on obligation	**87.83**
Expected return on plan assets	**89.43**
Net actuarial loss recognized in the year	**390.45**
Net cost recognized in the Profit and Loss account	**490.02**

(Rupees in lac)

Particulars	2008-09
Fair value of plan assets at the beginning	**1215.80**
Expected return on plan assets assuming that movements occur in mid year	**89.44**
Benefits paid (claim settled)	**236.03**
Actuarial gain/loss on plan assets	**(-) 39.38**
Fair value plan assets at the end of the financial year	**1029.82**

b) Mean Financial Assumptions

Discount Rate	**8%**
Salary escalation rate	**6%**
Demographic assumptions - Mortality	**LIC 94-96 rates**
Demographic assumptions - Withdrawal	**3%**

The amounts provided for gratuity as per actuarial valuation has been arrived after considering future salary increases, inflation, seniority and promotion.

This being the first year of disclosure, previous year figures have not been furnished.

14. Expenditure incurred under Company's Voluntary retirement scheme for employees is amortized over a period of five years from the accounting year in which the liability was incurred.

15. a) Research and Development expenses incurred on revenue account is Rs.260.60 lac (Previous period Rs.217.29 lac) [including share of Joint Venture Rs 5.78 lac (Previous period Rs.1.25 lac)].

    b) Exchange variation (net) debited under appropriate heads to the Profit and Loss Account is Rs. 7002.52 lac (Previous period credited Rs.2835.93 lac) [including share of Joint Venture Rs. 183.29 lac (Previous period debited Rs.Nil)].

16. a) The Company has reviewed its deferred tax assets and liabilities as at 31 March 2009. The Company has carry forward losses and unabsorbed depreciation, which give rise to deferred tax asset of Rs.57087.84 lac (Previous period Rs.50792.73 lac). However in the absence of virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax assets can be realized, the said deferred tax asset that can be recognized is restricted to the deferred tax liability of Rs.18269.68 lac (Previous period Rs. 17319.16 lac) as given below. Accordingly there is no deferred tax asset or liability as at 31.03.2009 to be accounted for.

(Rupees in lac)

Particulars	As at 31 March 2009	As at 31 March 2008
Depreciation	**6371.44**	6970.96
Subsidy	**11898.24**	10348.20
Deferred tax liability	**18269.68**	17319.16
Provision for doubtful debts	**2348.31**	5446.74
Carry forward business losses and unabsorbed depreciation restricted to	**15921.32**	11872.42
Deferred tax asset	**18269.68**	17319.16
Net deferred tax asset	**-**	-

b) Subsidiaries and share in Joint Ventures

The deferred tax position as at 31 March 2009 has arisen on account of the following:

(Rupees in lac)

Particulars	As at 31 March 2009	As at 31 March 2008
Depreciation	**868.65**	535.06
Deferred Tax liability	**868.65**	535.06
Disallowances u/s43B		
Deferred Tax Assets		
Net Deferred Tax Liability(in respect of Subsidiaries)	**868.65**	535.06
Proportionate share in Joint Ventures	**1238.94**	1252.68
Grand Total	**2107.59**	1787.74

17. As at 31 March 2009 TPL has investments of Rs. 2764.50 lac in SPIC Electric Power Corporation (Private) Limited, (SEPC) made during the period 1995-2003 and advances against equity of Rs.33.91 lac made during the financial years 2006 -2008. In these

consolidated accounts the assets and liabilities of the said subsidiary have been incorporated which reflect the value of this investment. The company signed a Memorandum of Understanding (MoU) with Tamilnadu Electricity Board (TNEB) in February 1995 for setting up a 525 MW coal based power project at Tuticorin, Tamilnadu. SEPC has obtained all regulatory clearances for establishment, operation and maintenance of the project and also got the appraisal done by IDBI. As per the Power Purchase Agreement (PPA), TNEB had committed to provide Escrow. However, as there was a delay in allocation of Escrow by TNEB, SEPC filed a Writ Petition in the Hon'ble High Court seeking a direction for allocation of Escrow. The company is awaiting the outcome of the case.

The company and SEPC have executed a MoU with an investor company on 14 June 2007 for implementation of the Power Project. The investor company has agreed to bring in 74% of the equity to the project and to pay the over due land lease rentals. The terms of the Shareholders' and Share Subscription Agreement between the investor company and the company have been finalized and is expected to be executed soon. The investor company has been meeting the day to day expenses of SEPC since August 2007 and has so far contributed an amount of Rs.37.45 lac upto 31 March 2009.

Due to non payment of land lease rentals, Tuticorin Port Trust (TPT) sought to repossess the land allotted to SEPC for the power project. SEPC approached the Hon'ble High Court of Madras (High Court) for appointment of an Arbitrator. The High Court passed orders on 18 July 2008 appointing a sole Arbitrator to settle the dispute between SEPC and TPT. SEPC also filed an appeal before the Division Bench of the High Court seeking an interim injunction restraining TPT from transferring the land by way of lease or otherwise to any other party. The Division Bench by its Order dated 4 September 2008 stated that SEPC is at liberty to approach the Arbitrator for seeking appropriate interim measure.

The Arbitrator in his proceedings dated 13 February 2009 has observed that the rights of TPT & SEPC will be subject to the outcome of the arbitration proceedings in so far as the disputed site is concerned. The arbitration proceedings are in progress.

In view of these developments, no provision in the value of investment and advance against equity is considered necessary at this stage.

18. During the year 2004, due to change in global market conditions for Normal Paraffin, TPL decided not to proceed with the expansion of Normal paraffin capacity. The equipments and drawings pertaining to this project amounting to Rs.2138.81 lac is expected to be transferred at not less than cost to its proposed overseas project at Singapore during 2011.

19. The SPEL Semiconductor Limited has opted for accounting the exchange difference arising on reporting of long term foreign currency monetary items in line with Companies (Accounting Standards) Amendment Rules 2009 on Accounting Standard 11 (AS-11) notified by Government of India on 31 March 2009 (Notification No. GSR 225(E) dated 31.03.2009). Accordingly the effect of exchange differences on FCNR and other foreign currency loans of the Company is accounted by addition or deduction to the cost of the assets so far it relates to depreciable capital assets. Exchange difference recognized in the Profit & Loss Account up to last financial year ending 31.3.2009 relating to said long term liabilities in foreign currency has been adjusted against opening revenue reserve as provided in the rules. As a result of this change in accounting for exchange difference an amount of Rs. 219.49 lac has been adjusted in the Reserve and Depreciation. In the current financial year exchange fluctuation of Rs. 1046.89 lac has been added to fixed asset. The corresponding effect on the depreciation for the current year is Rs. 97.78 lac.

20. A Civil suit has been filed by one of the promoters – CPCL against the Company for Breach of Trust on MoU entered into between Company and CPCL while forming the joint venture company – "AROCHEM". In this case AROCHEM have been included as a proforma defendant.

CPCL have also filed another Civil suit against Company praying for interim mandatory injunction directing SPIC Petrochemicals Limited to return the possession of 168.38 acres of land to AROCHEM. In this case, AROCHEM have been included as a defendant.

Against the judgement by the Single Judge, a Division Bench of the Madras High Court has ordered an injunction not to implement the project by SPIC Petrochemicals Limited.

Company filed Special Leave Petitions in the Supreme Court against the above order. On 24 October 1997, the Supreme Court dismissed the Special Leave Petitions holding that it would not interfere with the interim order passed by the Division Bench, granting injunction, as it would prejudice the final hearing of the case. Consequently the project activities of SPIC Petro have been suspended.

On 15 July 1998, the Petroleum Ministry called both CPCL and Company for discussions to arrive at a compromise on the issue. CPCL and Company held further deliberations and have since arrived at a compromise. A Memorandum of Settlement (MoS) entered into between CPCL and Company was sent to the Government of India for their approval. The MoS was cleared by the Ministry of Petroleum and Natural Gas vide their letter dated 12 March 2001.

Since the promoters are unable to effectuate the earlier MoS approved by the Government of India, discussions are now being held to revise the MoS, subject to necessary approvals.

21. Information in accordance with the requirements of the revised Accounting Standard-7 on Construction Contracts notified under Companies (Accounting Standard) Rules, 2006, for the group is as below:

(Rupees in lac)

Particulars	Year ended 31 March 2009	Eighteen Months ended 31 March 2008
Contract revenue recognised as revenue in the period	**21136.53**	31321.01
Aggregate amount of contract costs incurred and recognized profits (less recognised losses) for all the contracts in progress	**3867.19**	24905.21
Advances received	**1565.19**	3297.51
The amount of retention due from customers for contracts in progress	**2996.14**	4459.03
Gross amount due from customers for contracts in progress	**156.34**	1336.95

22. SPEL granted 16,80.950 shares under ESOS. All the options got lapsed as it was not exercised by the Employees due to volatile market conditions.

23. **Related party disclosures under Accounting Standard – 18**

(i) The list of related parties as identified by the Management are as under:

	2008-09	2006-08
Associates	1. Tuticorin Alkali Chemicals and Fertilisers Limited 2. Manali Petrochemical Limited 3. Gold Nest Trading Company Limited 4. EDAC Engineering Limited	1. Tuticorin Alkali Chemicals and Fertilisers Limited 2. Manali Petrochemical Limited 3. Gold Nest Trading Company Limited 4. EDAC Engineering Limited (with effect from 23.10.2007)
Joint Ventures	1. Tamilnadu Petroproducts Limited 2. Technip India Limited 3. National Aromatics and Petrochemicals Corporation Limited	1. Tamilnadu Petroproducts Limited 2. Technip India Limited 3. SPIC JEL Engineering Construction Limited.(Ceased to be Joint Venture with effect from 23.10.2007) 4. National Aromatics and Petrochemicals Corporation Limited
Key Management Personnel of the Company	1. Dr A C Muthiah 2. Thiru Ashwin C Muthiah	1. Dr A C Muthiah 2. Thiru Ashwin C Muthiah 3. Thiru Babu K Verghese(up to 30.09.2007) 4. Thiru M G Thirunavukkarasu (upto 31.03.2007)
Relatives of Key Management Personnel of the Company (with whom there were transactions during the year/period)	1. Thirumati Devaki Muthiah	1. Thirumati Devaki Muthiah
Enterprises owned by / over which Key Management Personnel is able to exercise significant influence	—	1. Sri Karpaka Vinayagar Agencies 2. Prestige Agencies 3. Crescent Agencies 4. South India Investment Associates 5. Matsu Enterprises (P) Limited 6. K'Chira International (P) Limited.
Related party of a subsidiary	1. Jordan Phosphate Mines Company	1. Jordan Phosphate Mines Company

(ii) The following transactions were carried out with the related parties :

(Rupees in lac)

Sl. NO	PARTICULARS	RELATIONSHIP	As at 31 March 2009	As at 31 March 2008
A	**Balance outstanding as at 31.03.2009**			
	(a) Receivables including Advances			
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	**873.95**	627.05
	EDAC Engineering Limited	Associate	**124.90**	161.10
	Manali Petrochemical Limited	Associate	**3.44**	-
	Tamilnadu Petroproducts Limited	Joint Venture	**32.82**	40.58
	Technip India Limited	Joint Venture	**242.12**	223.17
	National Aromatics and Petrochemicals Corporation Limited	Joint Venture	**1465.78**	1463.36
	Mrs Devaki Muthiah	Relatives of KMP	**3.75**	3.75
	(b) Payables			
	Manali Petrochemical Limited	Associate	**8.68**	47.77
	Tamilnadu Petroproducts Limited	Joint Venture	**7.66**	9.42
	Technip India Limited	Joint Venture	**-**	76.02
	Dr A C Muthiah	Key Management Personnel	**15.00**	15.00
B	**Transactions during the year/period**			
1	**Advances given**			
	National Aromatics and Petrochemicals Corporation Limited	Joint Venture	**-**	0.45
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	**112.40**	-
2	**Sales of goods**			
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	**-**	74.22
3	**Income from services rendered**			
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	**13.19**	316.10
	Manali Petrochemical Limited	Associate	**41.30**	0.59
	EDAC Engineering Limited	Associate	**90.70**	21.32
	SPIC JEL Engineering Construction Limited	Joint Venture	**-**	0.18
	Tamilnadu Petroproducts Limited	Joint Venture	**32.19**	64.53
	Technip India Limited	Joint Venture	**17.98**	15.90
4	**Reimbursement of Expenses (Receipts)**			
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	**37.97**	11.26
	Manali Petrochemical Limited	Associate	**6.24**	18.07
	EDAC Engineering Limited	Associate	**69.21**	13.18
	Tamilnadu Petroproducts Limited	Joint Venture	**36.37**	37.04
	Technip India Limited	Joint Venture	**0.51**	-
	National Aromatics and Petrochemicals Corporation Limited	Joint Venture	**2.42**	4.41

Related parties transactions (contd.,)

(Rupees in lac)

Sl. NO	PARTICULARS	RELATIONSHIP	As at 31 March 2009	As at 31 March 2008
5	**Purchase of Capital Goods**			
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	**10.00**	-
6	**Services/Consultancy charges**			
	Manali Petrochemical Limited	Associate	**0.04**	-
	Tamilnadu Petroproducts Limited	Joint Venture	**0.11**	-
	Technip India Limited	Joint Venture	**6.74**	-
7	**Provision for doubtful advances**			
	National Aromatics and Petrochemicals Corporation Limited	Joint Venture	**-**	1461.73
8	**Income from Rentals**			
	EDAC Engineering Limited	Associate	**39.90**	16.68
	Tamilnadu Petroproducts Limited	Joint Venture	**1.80**	2.57
	Technip India Limited	Joint Venture	**206.50**	295.96
9	**Managerial Remuneration**			
	Dr A C Muthiah	Key Management Personnel	**53.06**	78.87
	Thiru Babu K Verghese	Key Management Personnel	**-**	38.51
	Thiru M G Thirunavukkarasu	Key Management Personnel	**-**	12.93
10	**Rent Paid**			
	Thiru Babu K Verghese	Key Management Personnel	**-**	4.80
	Thiru M G Thirunavukkarasu	Key Management Personnel	**-**	1.68
	Thirumathi Devaki Muthiah	Relatives of KMP	**6.00**	9.00
11	**Sitting Fees**			
	Thiru Ashwin C Muthiah	Key Management Personnel	**0.50**	0.80
12	**Purchase /Loan of materials**			
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	**128.00**	0.56
	Manali Petrochemical Limited	Associate	**70.54**	122.46
	Tamilnadu Petroproducts Limited	Joint Venture	**52.65**	40.55
13	**Provision for diminution in value of investments**			
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	**454.24**	3214.22
	Gold Nest Trading Company Limited	Associate	**-**	250.25
	National Aromatics and Petrochemicals Corporation Limited	Joint Venture	**-**	2.50

24. Segment Reporting

Primary segment information (Business segments)

(Rupees in lac)

Particulars	Agro Inputs	Bulk drugs and Formulations	SMQ	Petrochemicals	Others	Consolidated
Segment Revenue						
Sales to external customers	**124420.29** (146269.67)	**10349.30** (14778.72)	**12641.92** (30614.82)	- -	**35758.38** (60300.48)	**183169.89** (251963.69)
Other Income	**1488.53** (540.29)	**215.41** (262.27)	**367.60** (116.81)	- -	**927.81** (1257.10)	**2999.35** (2176.47)
Unallocated Income						**3065.94** (5244.41)
Inter segment revenue	- -	- -	- -	- -	- -	- -
Total Revenue	**125908.82** (146809.96)	**10564.71** (15040.99)	**13009.52** (30731.63)	-	**36686.19** (61557.59)	**189235.18** (259384.57)
Elimination of inter segment sales	- -	- -	- -	- -	- -	- -
Total Net Revenue	**125908.82** (146809.96)	**10564.71** (15040.99)	**13009.52** (30731.63)	- -	**36686.19** (61557.59)	**189235.18** (259384.57)
Segment Results	**(5663.98)** (-6159.80)	**(1626.13)** (-191.55)	**585.50** (734.30)	- -	**3596.43** (4360.10)	**(3108.18)** (-1256.95)
Unallocated expenses net of Unallocated income						**15533.55** (11766.76)
Profit / (Loss) before interest and taxation						**(18641.73)** (-13023.71)
Interest expenses (Net) not allocable to segments						**13283.75** (39650.22)
Profit / (Loss) before taxation						**(31925.48)** (-52673.93)
Income taxes						**1149.91** (1708.43)
Profit / (Loss) after taxation before share of results of associates						**(33075.39)** (-54382.36)
Share of Profit / (Loss) of associates						**515.10** (769.79)
Profit / (Loss) after taxation before minority interests						**(32560.29)** (-53612.57)
Less: Profit / (Loss) applicable to minority interests						**1500.96** (536.02)
Net Profit / (Loss) for the year/period						**(34061.25)** (-54148.59)
Other information						
Segment Assets	**226501.75** (197114.79)	**14573.04** (16158.31)	**12193.86** (12987.47)	**411492.58** (409688.91)	**39270.29** (41330.58)	**704031.52** (677280.05)
Unallocated Corporate Assets						**76549.36** (58849.45)
Total Assets						**780580.89** (736129.50)
Segment Liabilities	**131667.45** (101242.70)	**1462.47** (1001.37)	**4874.42** (7996.23)	**353739.78** (353122.47)	**15748.20** (17293.77)	**507492.32** (480656.55)
Unallocated Corporate Liabilities						**293724.32** (268295.22)
Total Liabilities						**801216.64** (748951.77)
Capital expenditure	**17243.02** (173.90)	**1413.05** (438.06)	**29.88** (200.49)	**79.00** (58198.08)	**2096.81** (5807.41)	- -
Depreciation	**10073.63** (14461.22)	**1336.46** (2100.21)	**55.61** (137.78)	- -	**1671.54** (2746.52)	- -
Non cash expenditure other than depreciation	**634.87** (931.69)	**0.70** (22.70)	**(219.33)** (771.91)	- -	**5.96** (62.26)	- -

Secondary segment information (Geographical Segments)

(Rupees in lac)

	Segment Revenue	Carrying amount of segment assets	Capital Expenditure
Within India	**68809.74**	**564650.54**	**3706.40**
	(188985.84)	(580289.19)	(66052.84)
Outside India	**117359.50**	**139380.98**	**17155.36**
	(65154.32)	(96990.86)	(-1234.90)
Total	**186169.24**	**704031.52**	**20861.76**
	(254140.16)	(677280.05)	(64817.94)

NOTES:

(a) Business segments

The business segment has been considered as the primary segment for disclosure.

The products included in each of the business segments are as follows:

(i) Agro inputs - includes Fertilizers.

(ii) Bulk drugs and formulations - includes Penicillin G and Formulations.

(iii) SMO- includes Maintenance Contracts.

(iv) Petrochemicals - includes Polyester Filament Yarn and Purified Terepthalic Acid.

(v) Others - includes Tissue Culture and Floriculture, Synthetic Resins, Investments, Information Technology Services, Chemicals and Engineering Services.

Revenues and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under "Unallocated expenditure net of unallocated income".

(b) Geographical segments

The geographical segments considered for disclosure are as follows:

- **Sales within India** includes sales to customers located within India
- **Sales outside India** includes sales to customers located outside India.

25. **Earnings per share:**

	Year ended 31 March 2009	Eighteen Months ended 31 March 2008
Face value per share (in Rupees)	**10**	10
Loss for the year/period after preference dividend (Rs. in lac)	**(34238.20)**	(54413.78)
Basic & Diluted		
Weighted Average Number of shares outstanding	**107948196**	107948196
Earnings/(Loss) per share (in Rupees)	**(31.72)**	(50.41)

26. Figures pertaining to the subsidiary companies and joint ventures have been reclassified, wherever necessary, to bring them in line with the Company's financial statements.

27. (a) Previous period's figures have been regrouped / recast, wherever necessary, to conform to the classification of the current year. Previous period figures are not comparable with the current year since the previous period was for eighteen months.

(b) Previous period's figures are given in brackets.

Information disclosed in accordance with the Government of India, Ministry of Corporate Affairs, Order No.47/300/2009-CL-III dated 24 April 2009

Particulars	SPIC Petrochemicals Limited	Indo-Jordan Chemicals Company Limited, Jordan		SPIC Fertilizers and Chemicals Limited (SFCL), Mauritius		SPIC Fertilizers and Chemicals FZE, Dubai (Subsidiary of SFCL, Mauritius)		Ind-Ital Chemicals Limited	Orchard Microsystems Limited	SPEL Semi conductor Limited	SPEL America Inc., USA (Subsidiary of SPEL Semiconductor Limited)	
Financial year of the Subsidiary Company ended on	31 March 2009	31 December 2008		31 March 2009		31 March 2009		31 March 2009	31 March 2009	31 March 2009	31 March 2009	
	Rupees in lac	Amount in JD	Rupees in lac *	Amount in USD	Rupees in lac *	Amount in AED	Rupees in lac *	Rupees in lac	Rupees in lac	Rupees in lac	Amount in USD	Rupees in lac *
Capital	25380.00	44401000	30428.01	39073390	19907.89	1000000	137.70	126.87	326.21	4613.25	100	0.05
Reserves	-	29341814	20107.95	-	-	-	-	110.82	-	3460.95	1122	0.57
Total Assets	409708.05	106828037	73209.25	39074040	19908.22	509361022	70139.01	248.21	326.35	14738.81	7965	4.06
Total Liabilities	409708.05	106828037	73209.25	39074040	19908.22	509361022	70139.01	248.21	326.35	14738.81	7965	4.06
Investments	-	-	-	-	-	-	-	-	-	-	-	-
Turnover	-	180482146	123684.41	-	-	-	-	9.40	-	8322.54	456000	232.33
Profit / (Loss) before tax	-	710438	486.86	(10080.00)	(5.14)	-	-	(12.87)	(1.37)	960.85	4698	2.39
Provision for taxation	-	-	-	-	-	-	-	-	-	337.31	-	-
Profit / (Loss) after tax	-	710438	486.86	(10080.00)	(5.14)	-	-	(12.87)	(1.37)	623.54	4698	2.39
Proposed dividend	-	-	-	-	-	-	-	-	-	-	-	-

* Translated at exchange rate prevailing as on the closing Balance Sheet date of the respective companies.

1 USD (US Dollar) = Rs.50.95; 1 JD (Jordanian Dinar) = Rs.68.53; 1 AED (Arab Emirate Dirhams) = Rs.13.77;

Notes

Notes

SPIC
Nourishing growth